EXHIBIT (99.10)

Public Accounts of Ontario: 2016-2017 Annual Report and Consolidated Financial Statements

Treasury Board Secretariat
PUBLIC ACCOUNTS OF ONTARIO
Annual Report and Consolidated Financial Statements
2016–2017

Treasury Board Secretariat
PUBLIC ACCOUNTS OF ONTARIO
Annual Report and Consolidated Financial Statements
2016–2017

2016–17 PUBLIC ACCOUNTS

Treasury Board Secretariat Office of the Minister 99 Wellesley Street West Room 4320, Whitney Block Toronto, ON M7A 1W3 Tel.: 416-327-2333 Fax: 416-327-3790	Ministry of Finance Office of the Minister 7th Floor, Frost Building South 7 Queen’s Park Crescent Toronto ON M7A 1Y7 Telephone: 416-325-0400 Facsimile: 416-325-0374	Secrétariat du Conseil du Trésor Bureau du ministre 99, rue Wellesley Ouest Édifice Whitney, bureau 4320 Toronto (Ontario) M7A 1W3 Tél. : 416 327-2333 Téléc. : 416 327-3790	Ministère des Finances Bureau du ministre 7 étage, Édifice Frost Sud 7 Queen’s Park Crescent Toronto ON M7A 1Y7 Téléphone: 416-325-0400 Télécopieur:416-325-0374

The Honourable Elizabeth Dowdeswell, OC, OOnt

Lieutenant Governor of Ontario

Legislative Building

Queen’s Park

Toronto, ON M7A 1A1

May It Please Your Honour:

The undersigned have the privilege to present the Public Accounts of the Province of Ontario for the fiscal year ended March 31, 2017, in accordance with the requirements of the Financial Administration Act.

Respectfully submitted,

Original signed by	Original signed by

The Honourable Liz Sandals	The Honourable Charles Sousa
President of the Treasury Board	Minister of Finance
Toronto, September 2017	Toronto, September 2017

Financial Statement Discussion and Analysis, 2016–2017	i

CONSOLIDATED FINANCIAL STATEMENTS

ii	Financial Statement Discussion and Analysis, 2016–2017

Foreword

I am pleased to present Ontario’s Public Accounts for the fiscal year 2016–17.

The Public Accounts of Ontario demonstrate that the Province is on the path to balance. Ontario’s actual performance in 2016–17 outperformed the forecast in the 2016 Budget.

The Public Accounts show that Ontario’s deficit for 2016–17 is $1.0 billion. This result is $3.3 billion lower than projected in the 2016 Budget and $0.5 billion lower than the interim projection in the 2017 Budget. This is as a result of revenue growing at a faster pace than spending.

I am proud to say that this is the eighth year in a row that Ontario has beaten its deficit target.

Getting back to balance is part of our plan to create jobs, grow our economy and help people in their everyday lives.

The path to balance

Our plan to return to balance is clear: make strategic investments to grow our economy while spending responsibly.

Our government is restoring balance through targeted, measured and fiscally responsible decisions — managing growth in program spending and fostering job creation and economic growth. We are making investments in key services such as health care and education, while at the same time lowering costs for necessities such as electricity and child care.

Ontario’s economy is strong, with our real gross domestic product (GDP) growth having outpaced that of all other G7 countries over the last three years. Not only has Ontario’s economy been one of the fastest-growing among the provinces, it is also the most efficient, with the lowest program spending per capita.

In addition to balancing the budget, we are also tackling debt. Our continued focus on capital investment is fuelling economic growth, which is resulting in GDP growing more quickly than debt. This will help us to lower Ontario’s net debt-to-GDP ratio to the government’s pre-recession level of 27 per cent.

Our plan is working: Ontario is set to balance the budget in 2017–18 and maintain a balanced budget into the future. A balanced budget means more funding for the programs and services people rely on most. It means that more revenue can be spent on priorities such as health care and education. This will spur economic growth and improve the quality of life for people today and in future generations.

Financial Statement Discussion and Analysis, 2016–2017	iii

Accounting changes

Treasury Board Secretariat prepares the Public Accounts in accordance with the accounting standards for governments issued by the Public Sector Accounting Board. To further enhance accountability and transparency, we have adopted a few accounting changes for this year’s Public Accounts, two of which are discussed below.

For the first time, we are presenting third-party revenues for hospitals, school boards and colleges with other revenues of the Province. Third-party revenues for these organizations were previously netted against the respective sectors’ expenses. This change increases transparency and is consistent with Public Sector Accounting Standards and reporting practices of other Canadian governments. While this shift in presentation increases both revenues and expenses, it does not affect the annual deficit, net debt or accumulated deficit.

We are also reporting the net pension assets for jointly sponsored pension plans in this year’s Public Accounts.

Since 2001, and until the 2015–16 Public Accounts, Ontario had recognized pension assets in its financial statements. Last year, the Province’s professional accounting staff and the Auditor General’s Office could not reach a consensus on the appropriate application of the Public Sector Accounting Board standards regarding pension accounting for two of Ontario’s jointly sponsored pension plans: the Ontario Teachers’ Pension Plan (OTPP) and the Ontario Public Service Employees Union Pension Plan (OPSEUPP).

To help resolve this issue, the government formed the Pension Asset Expert Advisory Panel to deliver independent advice and recommendations. The Panel was made up of accounting, legal and pension experts in the areas of jointly sponsored pension plan governance, actuarial modelling for pension plans and Public Sector Accounting Standards.

After careful study, the Panel concluded that Ontario’s share of the surplus of the net pension assets of both the OTPP and OPSEUPP should continue to be recognized as an asset in the Province’s financial statements. Further, the Panel advised that recognizing the asset will provide an accurate representation of the Province’s financial position.

The government accepted the Panel’s recommendations. As such, we have prepared this year’s financial statements in accordance with the Public Sector Accounting Standards for pension asset accounting that have been used since 2001.

iv	Financial Statement Discussion and Analysis, 2016–2017

Openness and transparency

As part of our commitment to openness and transparency we are using data visualization tools to help Ontarians better understand the Province’s finances.

This year, Ontario has:

•	Released downloadable data sets through Ontario’s Open Data Catalogue, including data on government organizations, government business enterprises and Trusts.

•	Created new data visualizations tools, including interactive data tables, to help people easily sort and review key financial information.

To access these new tools, and to see the full Public Accounts online, visit Ontario.ca/publicaccounts.

Conclusion

The government will continue to build on its track record of responsible fiscal management.

Staying on the path to balance, while continuing to invest in key programs and services, is part of Ontario’s plan to create jobs, grow our economy and help people in their everyday lives.

Original signed by

The Honourable Liz Sandals

President of the Treasury Board

Financial Statement Discussion and Analysis, 2016–2017	v

vi	Financial Statement Discussion and Analysis, 2016–2017

Introduction

The Annual Report is a key element of the Public Accounts of the Province of Ontario and is central to demonstrating the Province’s transparency and accountability in reporting its financial activities and position. Ontario’s Consolidated Financial Statements present the financial results for the 2016–17 fiscal year against the 2016 Budget released in February 2016 and the financial position of the government as at March 31, 2017. As in previous years, the Annual Report also compares the current year’s results to the prior year’s results and provides a five-year trend analysis for a number of key financial ratios.

A number of changes have been made in this year’s financial statements to improve transparency and align with Public Sector Accounting Standards. For comparative purposes, the prior years’ results have been restated to reflect these changes. For additional details on these changes, including the recognition of net pension assets for the Province’s jointly sponsored pension plans, see “Accounting changes” on page 31 of this report.

Producing the Public Accounts of Ontario requires the teamwork and collaboration of many stakeholders across Ontario’s public sector. The Office of the Auditor General plays a critical role in auditing and reporting on the Province’s financial statements, and the Standing Committee on the Public Accounts also plays an important role in providing legislative oversight and guidance. I would like to thank everyone for their contributions.

We welcome your comments on the Public Accounts. Please share your thoughts by email at infoTBS@ontario.ca, or by writing to the Office of the Provincial Controller, Re: Annual Report, Treasury Board Secretariat, Second Floor, Frost Building South, 7 Queen’s Park Crescent, Toronto, Ontario M7A 1Y7.

Original signed by

Cindy Veinot, FCPA, FCA, CMA, CPA (DE)

Assistant Deputy Minister and Provincial Controller

Treasury Board Secretariat

Financial Statement Discussion and Analysis, 2016–2017	1

Guide to the Public Accounts

The Public Accounts of the Province of Ontario comprise this Annual Report and three supporting volumes.

The Annual Report includes a Financial Statement Discussion and Analysis, the Consolidated Financial Statements of the Province and other supporting schedules and disclosures.

Financial Statement Discussion and Analysis

The first section of the Annual Report is the Financial Statement Discussion and Analysis section, which:

•	Compares the Province’s financial results to both the 2016 Budget for the year and results for the previous year;

•	Shows trends in key financial items and indicators of financial condition;

•	Sets out key potential risks to financial results and explains how the government manages them;

•	Includes descriptions of various assets and liabilities on the statement of financial position; and

•	Presents non-financial activities results and discusses important initiatives related to enhancing transparency and accountability.

The Consolidated Financial Statements

The Consolidated Financial Statements show the Province’s financial position at the end of the previous fiscal year, its financial activities during the reporting period and its financial position at the end of the fiscal year. The statements are linked, and figures that appear in one statement may affect another.

The Province’s financial statements are presented on a consolidated basis, meaning that the Province’s statement of financial position and statement of operations reflect the combination of ministry results as well as financial results for entities that are controlled by the government (see Note 1 to the Consolidated Financial Statements for more details). Therefore, reported revenues and expenses of the Province can be affected directly by the activities of ministries as well as the performance of controlled entities such as government business enterprises (GBEs) and broader public sector (BPS) organizations such as hospitals, school boards and colleges. In addition, the Province’s results are also affected by transfer payments made to non-consolidated entities, such as municipalities and universities.

2	Financial Statement Discussion and Analysis, 2016–2017

The financial statements comprise:

•	The Consolidated Statement of Operations, which provides a summary of the government’s revenue for the period less its expenses, and shows whether the government incurred an operating deficit or surplus for the year. The results for the current year are presented along with the Budget plan as presented in February 2016, and the financial results for the prior fiscal period. The annual surplus/deficit has an impact on the Province’s financial position.

•	The Consolidated Statement of Financial Position, which reports the Province’s assets and liabilities and is also known as the balance sheet. The Province’s total liabilities include debt and other long-term financing. Financial assets include cash, short-term investments, amounts due from others and investment in GBEs. The difference between total liabilities and financial assets is the Province’s net debt, which provides a measure of the future government revenues that will be required to pay for the government’s past transactions. Non-financial assets, mainly tangible capital assets such as highways, bridges and buildings, are subtracted from net debt to arrive at the accumulated deficit. An operating deficit in the year increases the accumulated deficit.

•	The Consolidated Statement of Change in Net Debt, which shows how the Province’s net debt position changed during the year. The main factors increasing net debt are the annual deficit and additions to tangible capital assets, which increase liabilities.

•	The Consolidated Statement of Change in Accumulated Deficit, which is a cumulative total of all the Province’s annual deficits and surpluses to date. It is mainly affected by the annual surplus or deficit in a year.

•	The Consolidated Statement of Cash Flow, which shows the sources and uses of cash and cash equivalents over the year. Two major sources of cash are revenues and borrowings. Uses of cash include funding for operating costs, investments in capital assets and debt repayment. The statement is presented in what is referred to as the indirect method, meaning that it starts with the annual surplus or deficit and reconciles that to the cash flow from operations by adding or subtracting non-cash items, such as amortization of tangible capital assets. It also shows cash used to acquire tangible capital assets and investments, as well as cash generated from financing activities.

When reading the Consolidated Financial Statements, it is essential to also read the accompanying notes and schedules, which summarize the Province’s significant accounting policies and give more information on underlying financial activities, market value of investments, contractual obligations and risks. Commentary is also provided on changes to accounting policies in the current year and possible future changes to accounting standards.

Financial Statement Discussion and Analysis, 2016–2017	3

Other elements of the Annual Report

•	In management’s Statement of Responsibility, the government acknowledges its responsibility for the Consolidated Financial Statements and the Financial Statement Discussion and Analysis. The Statement, which appears on page 5, outlines the accounting policies and practices used in preparing the financial statements and acknowledges the government’s responsibility for financial management systems and controls.

•	The Auditor General’s Report, which appears on pages 49 to 52, expresses an opinion under the Auditor General Act as to whether the statements present fairly the annual financial results and financial position of the government in accordance with Canadian Public Sector Accounting Standards.

Supporting volumes

Volume 1 contains ministry statements and detailed schedules of debt and other items. Individual ministry statements compare actual expenses to the amounts appropriated by the Legislative Assembly. Appropriations are made through the Estimates, Supplementary Estimates and annual Supply Act (as modified by Treasury Board Orders), other statutes and special warrants, if any. The ministry statements include amounts appropriated to fund certain provincial organizations, including hospitals, school boards and colleges. The financial results of all provincial organizations included in the government reporting entity in accordance with Public Sector Accounting Standards are consolidated with those of the Province to produce the Consolidated Financial Statements in accordance with the accounting policies as described in Note 1 to the statements.

Volume 2 contains the individual financial statements of significant provincial corporations, boards and commissions that are part of the government’s reporting entity, as well as other miscellaneous financial statements.

Volume 3 contains the details of payments made by ministries to vendors (including sales tax) and transfer payment recipients that exceed certain thresholds, including payments to suppliers of temporary help services; payments made directly to a supplier by the ministry for employee benefits; travel payments for employees; total payments for grants, subsidies or assistance to persons, businesses, non-commercial institutions and other government bodies; other payments to suppliers of goods and services; and statutory payments.

4	Financial Statement Discussion and Analysis, 2016–2017

Statement of Responsibility

The Consolidated Financial Statements are prepared by the Government of Ontario in accordance with the accounting principles for governments issued by the Public Sector Accounting Board (PSAB) of the Chartered Professional Accountants of Canada (CPA Canada).

The government accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial Statement Discussion and Analysis.

The government is also responsible for maintaining systems of financial management and internal control to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded and reliable financial information is available for preparation of these Consolidated Financial Statements.

The Consolidated Financial Statements have been audited by the Auditor General of Ontario in accordance with the Auditor General Act and Canadian Auditing Standards. Her report appears on pages 49 to 52 of this document.

Original signed by	Original signed by	Original signed by

Scott Thompson	Helen Angus	Cindy Veinot, FCPA, FCA, CMA, CPA (DE)
Deputy Minister Ministry of Finance	Deputy Minister, Treasury Board Secretariat and Secretary of Treasury Board and Management Board of Cabinet	Assistant Deputy Minister and Provincial Controller Treasury Board Secretariat

August 18, 2017	August 18, 2017	August 18, 2017

Financial Statement Discussion and Analysis, 2016–2017	5

6	Financial Statement Discussion and Analysis, 2016–2017

FINANCIAL STATEMENT DISCUSSION AND ANALYSIS

Financial Statement Discussion and Analysis, 2016–2017	7

8	Financial Statement Discussion and Analysis, 2016–2017

Highlights

2016–17 Financial Highlights ($ Billions)	Table 1

Consolidated Statement of Operations

For the fiscal year ended March 31

				Change from
	2016 Reclassified Budget[1]	2016–17 Actual	2015–16 Restated Actual[2]	2016 Reclassified Budget	2015–16 Restated Actual

Total Revenue	138.5	140.7	136.1	2.2	4.6

Expense
Programs	129.4	130.0	128.1	0.6	1.9
Interest on debt	12.4	11.7	11.6	(0.7)	0.1

Total Expense	141.8	141.7	139.7	(0.1)	2.0

Reserve	1.0	–	–	(1.0)	–

Annual Deficit	(4.3)	(1.0)	(3.5)	3.3	2.5

Consolidated Statement of Financial Position
As at March 31

Financial Assets		93.8	93.4		0.4
Liabilities		395.4	388.8		6.6

Net Debt		(301.6)	(295.4)		6.2
Non-Financial Assets		108.1	103.4		4.8

Accumulated Deficit		(193.5)	(192.0)		1.5

[1]	Amounts reported as “Plan” in the 2016 Budget have been reclassified to reflect a presentation change for hospitals, school boards and colleges. Third-party revenue for these organizations, previously netted against sector expenses is now classified as revenue, as described in “Accounting changes” on page 31. The annual and accumulated deficit were not affected by the reclassification.
[2]	Actual results for 2015–16 have been restated to reflect both the presentation change as described in footnote 1 as well as the impact of reversing the accounting as prescribed by Regulation 395/11 for net pension assets of jointly sponsored pension plans, as described in “Accounting changes” on page 31.

Note: Numbers may not add due to rounding.

Comparison to the 2016 Budget plan

The Province of Ontario recorded a deficit of $1.0 billion for the 2016–17 fiscal year, an improvement of $3.3 billion from the $4.3 billion deficit projected in the 2016 Budget (see Table 1).

The improvement was mainly due to revenues that were $2.2 billion above the plan and the budgeted reserve of $1.0 billion that was not used.

Financial Statement Discussion and Analysis, 2016–2017	9

Despite the challenges stemming from an uncertain global economic setting, Ontario’s economy grew, with real GDP increasing by 2.7 per cent in 2016, above the forecast of 2.2 per cent in the 2016 Budget.

Total revenue for 2016–17 came in at $140.7 billion, which was $2.2 billion higher than the 2016 Budget. This was largely due to higher-than-expected corporations tax revenues, income from GBEs and fees, donations and other revenues from BPS organizations (hospitals, school boards and colleges), which was offset by lower transfers from the Government of Canada and other non-tax revenue.

Total spending for 2016–17 came in at $141.7 billion, which was $0.1 billion lower than the 2016 Budget. Program spending was $130.0 billion, up $0.6 billion from the plan of $129.4 billion. Spending in health, children’s and social services and other programs was higher-than-planned. Interest on debt expense was $11.7 billion, which was $0.7 billion below the plan of $12.4 billion, due mainly to lower-than-forecast interest rates, and cost-effective borrowing and debt management.

Net debt, the difference between total liabilities and financial assets, was $301.6 billion as at March 31, 2017, which was $6.7 billion lower than the 2016 Budget.

Comparison to the 2015–16 fiscal year

Provincial revenues increased by $4.6 billion, or 3.4 per cent, over the previous year (see Table 1). This increase was due in part to nominal GDP growth of 4.6 per cent in 2016, which contributed to higher taxation revenues. Higher transfers from the federal government, particularly Canada Health Transfer, Canada Social Transfer and funding for infrastructure projects, also increased revenues.

Year-over-year, total spending rose by $2.0 billion, or 1.5 per cent, going from $139.7 billion to $141.7 billion. Spending in health, education, and children’s and social services programs was higher. Interest on debt rose by 1.0 per cent, from $11.6 billion to $11.7 billion, reflecting the increase in total debt.

As a result of higher growth in revenue than spending, the annual deficit fell from $3.5 billion in 2015–16 to $1.0 billion in 2016–17. This represents the eighth consecutive year Ontario has achieved better-than-planned results.

Total liabilities increased by $6.6 billion and total financial assets increased by $0.4 billion, which resulted in an increase of $6.2 billion in net debt.

The net book value of capital assets (non-financial assets) such as roads and bridges owned by the Province grew by $4.8 billion during the year, reflecting new capital investments, mainly in the transportation, health and education sectors.

10	Financial Statement Discussion and Analysis, 2016–2017

The accumulated deficit rose by $1.5 billion, mainly as a result of the annual deficit for 2016–17 of $1.0 billion.

During the year cash was generated from issuing long-term debt of $26.6 billion and sale of temporary investments and Hydro One shares totaling $5.7 billion. Cash generated was used mainly to fund current year expenditure and the annual deficit of $1.0 billion, provide $10.0 billion for investment in capital assets and repay maturing debt of $21.5 billion.

Financial Statement Discussion and Analysis, 2016–2017	11

Analysis of 2016–17 Results

Details of 2016–17 Actual Results ($ Billions)	Table 2

				Change from
	2016 Reclassified Budget[1]	2016–17 Actual	2015–16 Restated Actual[2]	2016 Reclassified Budget	2015–16 Restated Actual

Revenue
Taxation	91.8	94.3	91.8	2.5	2.5
Government of Canada	25.1	24.5	23.1	(0.6)	1.4
Fees, donations and other revenues from hospitals, school boards and colleges	7.4	8.0	7.5	0.6	0.5
Income from government business enterprises	5.1	5.6	4.9	0.5	0.7
Other non-tax revenue	9.1	8.3	8.8	(0.8)	(0.5)

Total Revenue	138.5	140.7	136.1	2.2	4.6

Expense
Health sector	55.8	56.0	55.0	0.2	1.0
Education sector[3]	26.6	26.6	26.0	–	0.6
Children’s and social services sector	15.8	16.0	15.5	0.2	0.5
Postsecondary and training sector	10.2	10.1	9.9	(0.1)	0.2
Justice	4.5	4.6	4.6	0.1	–
Other programs[3,4]	16.5	16.7	17.1	0.2	(0.4)

Total Program Expense	129.4	130.0	128.1	0.6	1.9

Interest on debt	12.4	11.7	11.6	(0.7)	0.1

Total Expense	141.8	141.7	139.7	(0.1)	2.0

Reserve	1.0	–	–	(1.0)	–

Annual Deficit	(4.3)	(1.0)	(3.5)	3.3	2.5

[1]	Amounts reported as “Plan” in the 2016 Budget have been reclassified to reflect a presentation change for hospitals, school boards and colleges. Third-party revenue for these organizations, previously netted against sector expense, is now classified as revenue, as described in “Accounting changes” on page 31.
[2]	Actual results for 2015–16 have been restated to reflect both the presentation change as described in footnote 1 as well as the impact of reversing the accounting as prescribed by Regulation 395/11 for net pension assets of jointly sponsored pension plans, as described in “Accounting changes” on page 31.
[3]	Teachers’ Pension Plan expense is included in Other programs. In the Consolidated Financial Statements, this expense item appears under the Education sector. Schedule 4 to the financial statements provides details.
[4]	The 2016 Budget included a Year End Savings Target of $800 million to be achieved through operational efficiencies.

  Note: Numbers may not add due to rounding.

12	Financial Statement Discussion and Analysis, 2016–2017

Change in presentation of hospitals, school boards and colleges

In the current year, the Province changed the presentation of hospitals, school boards and colleges to present third-party revenues of these organizations with revenues of the Province. Previously third-party revenues were netted against the respective sectors’ expenses. This change increases the total revenues and expenses of the Province, but has no impact on the annual deficit. The change was made to fully comply with Public Sector Accounting Standards. For comparability and consistency purposes, the prior years’ results and the 2016 Budget have been reclassified to reflect this change in presentation. See “Accounting changes” on page 31 for further details.

Revenue

Comparison to the 2016 Budget plan

In the 2016 calendar year, Ontario’s real GDP grew by a solid 2.7 per cent, driven by gains in consumer spending and exports. Growth was above the forecast of 2.2 per cent in the 2016 Budget.

Revenues for 2016–17 came in at $140.7 billion, or 1.6 per cent higher than the 2016 Budget. See Chart 1 for a breakdown of revenues by source.

●	Taxation revenues were $2.5 billion, or 2.8 per cent higher-than-projected in the 2016 Budget. Corporations tax revenues were $2.8 billion higher due to stronger-than-expected revenues from tax returns processed for 2016 and prior tax years than assumed in the 2016 Budget. Sales tax revenues were $0.8 billion higher, due to Ontario’s larger share of the overall Harmonized Sales Tax (HST)/Goods and Services Tax (GST) revenue pool, as the provincial economy performed better than the rest of Canada in 2015 and 2016. The strong housing market in 2016 contributed to a $0.7 billion increase in land transfer tax revenues. However, personal income tax revenues came in $1.5 billion lower, reflecting weaker 2016 tax assessments.

●	Transfers from the Government of Canada were lower than the 2016 Budget forecast by $0.6 billion, mainly reflecting lower-than-expected funding for infrastructure projects and other federal payments, including transfers to government agencies, hospitals, school boards and colleges. This decline was partially offset by new transfers under the strategic investment fund for affordable housing and postsecondary and training.

●	Fees, donations and other revenues from BPS organizations was $0.6 billion higher than the 2016 Budget, mainly due to higher-than-expected revenues from non-provincial sources for hospitals, and higher international tuition fee and other revenues for colleges.

Financial Statement Discussion and Analysis, 2016–2017	13

●	Income from GBEs was $0.5 billion higher, reflecting higher-than-projected net income from the Ontario Lottery and Gaming Corporation (OLG) and the Liquor Control Board of Ontario (LCBO), including a gain of $0.2 billion from the sale of the LCBO’s head office lands.

●	Other non-tax revenues were $0.8 billion lower, mainly reflecting the carbon allowance proceeds from the first cap-and-trade program auction which will be recognized in 2017–18 instead of 2016–17 as budgeted; and lower sales and rentals revenue, mainly due to gains on the sale of the LCBO’s head office lands being reported as income from GBEs in 2016–17 instead of sales and rentals revenue as presented in the 2016 Budget. This decrease is partially offset by higher revenue from power supply contract recoveries.

14	Financial Statement Discussion and Analysis, 2016–2017

Comparison to prior year and earlier years

Total revenues were up $4.6 billion, or 3.4 per cent, from the previous year.

●	Taxation revenues, excluding the large decline in electricity payments-in-lieu of taxes from a one-time impact of the sale of Hydro One shares in 2015, grew by $5.4 billion, or 6.1 per cent, reflecting stronger corporations tax assessments for 2016 and prior years, and higher HST and land transfer tax revenues from economic growth.

●	Revenues from the Government of Canada were also higher in 2016–17 by $1.4 billion, reflecting higher transfers for major federal funding programs including the Canada Health Transfer, the Canada Social Transfer and new funding for infrastructure projects under the strategic investment fund for affordable housing and postsecondary and training.

●	Fees, donations and other revenues from BPS organizations were $0.5 billion higher over the prior year, mainly due to higher international tuition fee and other revenues reported by colleges and higher revenues from non-provincial sources reported by hospitals.

●	Income from GBEs was higher in 2016–17 by $0.7 billion, due to higher revenues from the OLG, LCBO and Hydro One Limited (Hydro One), including a gain of $0.2 billion from the sale of the LCBO’s head office lands.

●	Other non-tax revenue was lower by $0.5 billion in 2016–17, mainly reflecting lower revenue from electricity debt retirement charge, sales and rentals, and miscellaneous revenues.

Electricity sector changes in ownership

Hydro One secondary offering

In April 2016, the Province completed a secondary offering of Hydro One common shares, selling 14.0 per cent of its common shares at a price of $23.65 per share, generating gross proceeds of $2.0 billion. The Province reported a gain of $0.5 billion from the offering, which was credited to the Trillium Trust. As of March 31, 2017, the Province owned approximately 70 per cent of Hydro One’s common shares.

An additional gain of $70 million was deferred in connection with the purchase by Ontario Power Generation Inc. (OPG) of nine million Hydro One common shares through the secondary offering. OPG purchased these shares to distribute to eligible existing employees as part of future share delivery obligations under net-zero collective agreements entered into in 2015. The gain will be recognized as the shares are distributed to employees over a period of up to 15 years starting in 2018.

Financial Statement Discussion and Analysis, 2016–2017	15

Hydro One Brampton sale

In February 2017, the Province sold its interest in Hydro One Brampton Networks Inc. through a sale of shares to Alectra Utilities Corporation. As a result of the sale, the Province reported a gain of $109 million. The government has committed to crediting the net proceeds from the sale to the Trillium Trust.

Revenue trend

Chart 2 shows the recent trends in revenue for the Province’s major revenue sources.

Taxation revenue

Between 2012–13 and 2016–17, taxation revenue grew at an annual average rate of 4.4 per cent, higher than the average annual nominal GDP growth of 3.9 per cent over the same period.

Although economic growth and increases in taxation revenue are clearly linked, the relationship is affected by several factors. Growth in some revenue sources, such as corporations tax and mining tax, can diverge significantly from economic growth in any given year, due to the inherent volatility of business profits as well as the use of tax provisions such as the option to carry losses forward or backward. The impact of housing completions and re-sales on HST and land transfer tax revenue is proportionately greater than their contribution to GDP. As well, changes in such sources as volume-based gasoline and fuel taxes are more closely aligned to growth in real as opposed to nominal GDP, as these revenue sources are less influenced by price changes.

16	Financial Statement Discussion and Analysis, 2016–2017

Much of the rising trend in taxation revenues between 2012–13 and 2016–17 reflects a growing economy and revenue generated from tax measures. These tax measures included those aimed at improving tax fairness and addressing the underground economy.

Federal government transfers

Government of Canada transfers are based on existing federal–provincial funding arrangements and formulas. These include major federal transfer programs such as the Canada Health Transfer, Canada Social Transfer and Equalization programs, as well as transfers for social housing, infrastructure and labour market programs. There are also a number of smaller federal transfers to the Province, which are largely program-specific. Some transfers are ongoing, while others are time-limited.

Between 2012–13 and 2016–17, Government of Canada transfers grew at an annual average rate of 2.8 per cent.

Fees, donations and other revenues from BPS organizations

Between 2012–13 and 2016–17, fees, donations and other revenues from BPS organizations grew at an annual average rate of 4.6 per cent. The growth is mainly due to an upward trend of international tuition fee and other revenues.

Income from GBEs

Revenue of the Province includes the net income of five GBEs: the OLG, the LCBO, OPG, Hydro One Limited1 and Brampton Distribution Holdco Inc.2 On February 28, 2017, the Province’s wholly owned Brampton Distribution Holdco Inc. sold its interest in Hydro One Brampton Networks Inc. Following the sale, Brampton Distribution Holdco Inc. will no longer be classified as a GBE, but instead will be classified as an other government organization.

Between 2012–13 and 2016–17, income from GBEs grew at an annual average rate of 5.6 per cent.

Other non-tax revenues

Other non-tax revenues arise from a number of sources, including vehicle and driver registration fees; sales and rentals of goods and services; other fees, licences and permits; reimbursements of provincial expenditures in delivering certain services; royalties for the use of Crown resources; and such revenue sources from the electricity sector as the debt retirement charge, power supply contract recoveries and net reduction of power purchase contract liability.

[1]	Provincial revenues from Hydro One Limited’s net income are in proportion to provincial ownership.
[2]	Before August 31, 2015, Hydro One Brampton Networks Inc., a subsidiary of Brampton Distribution Holdco Inc., was a subsidiary of Hydro One and its results were included in those of Hydro One in the Province’s financial reports.

Financial Statement Discussion and Analysis, 2016–2017	17

Other non-tax revenues grew at an annual average rate of 1.6 per cent between 2012–13 and 2016–17.

Expense

Comparison to the 2016 Budget plan

Total expense in 2016–17 was $141.7 billion, which was $0.1 billion lower than the 2016 Budget. Program spending was $130.0 billion, up $0.6 billion from the plan of $129.4 billion. Spending in health, justice, children’s and social services and other programs was higher-than-planned, offset by lower spending in the postsecondary and training programs (see Table 2). See Chart 3 for details of program expense by sector.

Total program spending was $0.6 billion higher than the Budget, resulting in actual program expense of $130.0 billion. The increase was attributable to:

●	Health sector expense that was $239 million above plan, mainly due to higher-than-planned spending in hospital operations, physician services, complex malignant hematology and hematopoietic cell transplantation.

●	Children’s and social services sector expense that was $190 million higher-than-planned, mainly due to additional spending to address demand for the Ontario Disability Support Program and for young adults with complex special needs as well as expanding supports for children and youth with autism.

18	Financial Statement Discussion and Analysis, 2016–2017

●	Justice sector expense that was $102 million higher-than-planned, mainly due to settlements under the Proceedings Against the Crown Act, reforms to the corrections system and ensuring wage parity for First Nations police officers.

●	Education sector expense that was $36 million higher-than-planned, mainly due to slightly higher-than-projected enrolment.

●	Other programs expense that was $140 million higher-than-planned, mainly due to federal and provincial investments in social and affordable housing as well as the Ontario Rebate for Electricity Consumers. There was lower-than-forecast infrastructure spending due to revised timelines for Building Canada Fund projects and municipal transit projects.

Increases in these sectors and programs were partially offset by:

●	Postsecondary and training sector expense that was $67 million lower-than-expected, mainly due to lower-than-forecast demand for employment and training programs, offset in part by increased capital transfer payments to universities through additional federal postsecondary infrastructure funding.

Chart 4 shows spending by type of expense. Government spending related to salaries and benefits includes those expenses for organizations consolidated as part of the government reporting entity, including hospitals, school boards and colleges as well as the Ontario Public Service. The expense labelled “Transfers” in Chart 4 includes payments to doctors for physician services but does not include transfers to hospitals, school boards and colleges; these are reflected in the other expense types as reported by the organizations.

Financial Statement Discussion and Analysis, 2016–2017	19

Transfers reflect payments to a variety of service providers, including non-consolidated entities in the public sector, to support the delivery of public services. These outside parties include, for example, child care providers, social service agencies and health care professionals. As service providers, a large share of the spending of these third parties typically goes to salaries and benefits.

Comparison to prior year and earlier years

Year-over-year, program spending grew by $1.9 billion, or 1.5 per cent in 2016–17.

Health care represents the largest share of government program spending. Ongoing transformation efforts to make the sector more effective and sustainable are vital to managing overall spending growth while continuing to improve access to care for patients. These continuing efforts have moderated the year-over-year growth in health sector spending in recent years, resulting in an increase of 1.9 per cent in 2016–17.

Chart 5 shows the recent trends in spending for major program areas.

●	Health sector expense increased from $51.2 billion in 2012–13 to $56.0 billion in 2016–17, or on average by 2.3 per cent per year. These increases are due in part to increasing demands for health care services from an aging and growing population, along with other factors, such as new drugs and technologies. Increased spending included new investments in home and community care, long-term care homes and mental health, and physician services; as well as specialized services such as cancer treatment.

20	Financial Statement Discussion and Analysis, 2016–2017

●	Education sector expense increased from $22.6 billion in 2012–13 to $26.6 billion in 2016–17, or on average by 4.1 per cent per year. Expense in 2012–13 included a one-time savings of $1.3 billion from reducing liabilities carried by school boards for sick-day banking and retirement gratuities. Excluding this one-time savings in the 2012–13 results, the education sector expense increased on average by 2.7 per cent per year between 2012–13 and 2016–17. The increase is mainly due to the introduction of full-day kindergarten, which has been made available to every four- and five-year-old in Ontario since September 2014; and other investments, including negotiated labour enhancements and increases in school renewal funding.

●	Children’s and social services sector expense increased from $13.7 billion in 2012–13 to $16.0 billion in 2016–17, or on average by 3.9 per cent per year. The increase primarily reflects social assistance rate increases as well as investments in developmental services, autism and complex special needs programs and the Ontario Child Benefit.

●	Postsecondary and training sector expense increased from $9.3 billion in 2012–13 to $10.1 billion in 2016–17, or on average by 2.2 per cent per year. The increase is mainly due to continued funding to support enrolment growth in postsecondary institutions, growth in student financial assistance programs and increases in postsecondary capital transfer payments.

●	Justice sector expense increased from $4.0 billion in 2012–13 to $4.6 billion in 2016–17, or on average by 3.9 per cent per year. The increase is mainly due to the provincial upload of court security costs from municipalities, compensation in the Ontario Provincial Police and correctional services programs, and improved access to legal aid for low-income Ontarians.

●	Other programs expense decreased by $1.2 billion from $17.9 billion in 2012–13 to $16.7 billion in 2016–17. This decrease is mainly due to the end of time-limited funding related to the Ontario Clean Energy Benefit program and the 2015 Pan/Parapan American Games, as well as the redesign of the Ontario Municipal Partnership Fund program, to better target funding to northern and rural municipalities.

Financial Statement Discussion and Analysis, 2016–2017	21

Interest costs

The change in presentation of hospitals, school boards and colleges, as described on page 13, includes net interest expense on the debt of these organizations that was previously reported as an expense in their respective sectors and that is now being included in the interest on debt expense.

Interest on debt expense was $0.7 billion below plan in 2016–17, mainly as a result of lower-than-forecast interest rates, lower borrowing requirements as a result of a lower-than-planned deficit, and cost-effective borrowing and debt management.

Interest expense grew from $11.6 billion in 2015–16 to $11.7 billion in 2016–17 (see Table 2).

Chart 6 shows that although interest costs have grown in absolute terms, they have steadily fallen as a percentage of the Province’s revenues since 2013–14. The debt servicing cost to total revenue ratio is now at its lowest level from its peak at 15.5 per cent in 1999–2000. This is mainly due to historically low interest rates, coupled with cost-effective debt management.

22	Financial Statement Discussion and Analysis, 2016–2017

Statement of financial position analysis

Financial assets

Financial Assets ($ Billions)					Table 3
	2016–17 Actual	% of Total	2015–16 Restated Actual	% of Total	Variance Increase (Decrease)
Cash and cash equivalents	16.4	17.5%	13.6	14.6%	2.8
Investments	18.0	19.2%	21.8	23.3%	(3.8)
Accounts receivable	11.2	11.9%	11.1	11.8%	0.1
Loans receivable	11.9	12.7%	11.5	12.4%	0.3
Net pension asset	11.0	11.8%	9.3	10.0%	1.8
Other assets	3.0	3.2%	2.5	2.8%	0.5
Investment in government business enterprises	22.3	23.7%	23.6	25.2%	(1.3)
Total Financial Assets	93.8	100.0%	93.4	100.0%	0.4
Note: Numbers may not add due to rounding.

Financial assets consist of items such as cash and cash equivalents, and investments that are available to the Province to meet its expenditure needs; accounts and loans receivable, which are amounts it expects to receive from third parties; and other items, including net pension asset and investment in GBEs.

The Province’s financial assets increased by $0.4 billion in 2016–17 over the prior year. These increases were attributable to (see Table 3):

●	Cash and cash equivalents that was $2.8 billion higher, as a result of operating, investing, capital and financing activities;

●	Net pension asset that was $1.8 billion higher, reflecting investment gains on plan assets in recent years;

●	Loans receivable that was $0.3 billion higher, mainly due to higher lending to municipalities for infrastructure projects;

●	Accounts receivable that was $0.1 billion higher, mainly due to an increase in trade receivable at year-end; and

●	Other assets that was $0.5 billion higher, in part as a result of increase in the asset balance due from market participants held by the Independent Electricity System Operator (IESO).

Financial Statement Discussion and Analysis, 2016–2017	23

These increases were offset by:

●	Investments that were $3.8 billion lower mainly due to lower holdings of Canadian bonds at year-end in 2016–17; and

●	Investment in GBEs that was $1.3 billion lower mainly due to the Province’s decreased ownership interest in Hydro One and the sale of Hydro One Brampton Networks Inc. in February 2017.

Chart 7 shows the recent trends in financial assets for the Province.

The five-year trend shows a steady gain in investment in GBEs from 2012–13 to 2014–15, reflecting an increase in net assets reported for these entities. The same upward trend did not continue in 2015–16, mainly due to the Province’s decreased ownership interest in Hydro One and the sale of Hydro One Brampton Networks Inc. in February 2017.

The five-year trend for net pension asset shows an upward trend reflecting investment gains on plan assets over the years. The other assets shows a small decrease from 2012–13 to 2013–14, but from 2013–14 to 2016–17 there was an upward trend, mainly due to restated 2015–16 and 2016–17 results, including asset balances due from market participants held by the Independent Electricity System Operator.

The level of other financial assets, including cash, accounts receivable and investments, tends to be more variable, since these assets often reflect specific circumstances at year-end, such as pre-borrowing for the following period’s needs.

24	Financial Statement Discussion and Analysis, 2016–2017

Tangible capital assets

The government is responsible for a large portfolio of non-financial assets, which is almost entirely made up of tangible capital assets.

Tangible capital assets owned by the Province and its consolidated entities represent the largest component of the Province’s infrastructure investments. These assets include those it owns directly, such as provincial highways, as well as the assets of hospitals, school boards, colleges and agencies that are consolidated in its financial statements. The assets of GBEs are reflected in the Province’s statement of financial position as an investment in GBEs.

The reported net book value of Ontario’s tangible capital assets was $107.3 billion in 2016–17, increasing by $4.8 billion over the prior year. Buildings, including hospitals, schools and college facilities, make up the single largest share, at $54.1 billion. The total also includes assets under construction, some of which are being built using the Alternative Financing and Procurement (AFP) model, in which the private sector finances the assets during construction. The balance sheet includes assets under construction in accordance with the Province’s accounting policy. The impacts of AFPs on balance sheet liabilities are discussed in “Other long-term financing” on page 28.

Growth in the net book value of capital assets has averaged 6.0 per cent annually over the period between 2012–13 and 2016–17. Most of the growth has been in new and renewed buildings and in transportation infrastructure, including provincial highways, bridges and the transit network owned by Metrolinx, an agency of the Province. See Chart 8 for the recent trends in provincial tangible capital assets.

Financial Statement Discussion and Analysis, 2016–2017	25

Infrastructure expenditures

One of the goals of investing in capital is to improve the economic growth of the Province. A recent study by the Centre for Spatial Economics (C4SE), entitled The Economic Benefits of Public Infrastructure Spending in Canada, finds that, over the long term, real GDP in Ontario will rise up to $6 on average per dollar of public infrastructure spending.

The Province’s infrastructure spending in 2016–17 was $12.9 billion (see Table 4). This included $10.0 billion invested in assets owned by the Province and its consolidated entities, as discussed in “Tangible capital assets” on page 25, $2.9 billion provided for capital investment to non-consolidated partners such as universities and municipalities, and other infrastructure expenditures. The total was lower than the $16.2 billion set out in the 2016 Budget because of lower-than-forecast construction activity for the period.

2016–17 infrastructure expenditures ($ Billions)			Table 4
Sector	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures
Transportation and transit	5.3	0.7	6.0
Health	2.2	0.4	2.7
Education	1.6	–	1.6
Postsecondary and training	0.6	0.3	0.9
Other sectors[3]	0.3	1.5	1.7
Total Expenditures[4]	10.0	2.9	12.9

 [1] Includes adjustments for the net book value of assets disposed of during the year, as well as changes in valuation.

 [2] Mainly transfers for capital purposes to municipalities and universities and expenditure for capital repairs.

 [3] Includes government administration, natural resources, social, culture and tourism sectors.

 [4] Includes third-party capital investments in consolidated entities such as hospitals, schools boards and colleges.

 Note: Numbers may not add due to rounding.

26	Financial Statement Discussion and Analysis, 2016–2017

Liabilities

The Province’s liabilities consist of debt and other financial obligations, including accounts payable, unspent funds it received from the federal government and the estimated cost of future payments, including other employee future benefits liability (see Table 5).

Liabilities ($ Billions)					Table 5
	2016–17 Actual	% of Total	2015–16 Restated Actual	% of Total	Variance Increase (Decrease)
Accounts payable and accrued liabilities	20.2	5.1%	19.4	5.0%	0.8
Debt	333.1	84.2%	327.4	84.2%	5.7
Other long-term financing	13.7	3.5%	14.1	3.6%	(0.5)
Deferred revenue and capital contributions	11.5	2.9%	10.8	2.8%	0.7
Other employee future benefits liability	10.5	2.7%	10.8	2.8%	(0.3)
Other liabilities	6.4	1.6%	6.3	1.6%	0.1
Total Liabilities	395.4	100.0%	388.8	100.0%	6.6
Note: Numbers may not add due to rounding.

Debt

Debt and other long-term financing make up the largest share of liabilities. Debt increased by $5.7 billion in 2016–17 to $333.1 billion at year-end, primarily to finance the operating deficit and investments in infrastructure.

Table 6 summarizes how the Province used its net new financing in 2016–17.

Use of new financing by the Province, 2016–17 ($ Billions)	Table 6
Operating deficit and other transactions[1]	(1.3)

Investment in capital assets owned by the Province and its consolidated organizations, including hospitals, school boards and colleges[2]	9.9

Decrease in the Province’s cash and investments	(3.4)

5.2

Decrease in other long-term financing[3]	0.5

Net new financing	5.7

[1] The Province’s operating deficit of $1.0 billion was offset by a net $2.3 billion in changes to assets and liabilities that provided cash for operating purposes. See the Consolidated Statement of Cash Flow.

[2] New investments of $10.0 billion less proceeds of $0.1 billion from the sale of tangible capital assets.

[3] Including net increase in financing of capital projects through AFP. See Note 4 to the Consolidated Financial Statements.

The government completed an annual borrowing program of $27 billion in 2016–17.

Financial Statement Discussion and Analysis, 2016–2017	27

Other long-term financing

This category includes debt incurred to finance construction of public assets, including those procured through the AFP model. All assets that are owned by the Province and its consolidated entities, and the associated financing liabilities, are reflected on the Province’s balance sheet during construction and as the liabilities are incurred. For information on asset investments, refer to “Tangible capital assets” on page 25.

Other types of liabilities

Other types of liabilities include accounts payable, other employee future benefits, unspent transfers received from the federal government representing deferred revenues, and other liabilities.

Chart 9 shows the recent trends in liabilities for the Province. This trend over the period between 2012–13 and 2016–17 shows public debt rising, mainly to fund capital investments and the annual deficit. The upward trend in other long-term financing did not continue in 2016–17, mainly due to a substantial completion payment made in 2016–17 for the Highway 407 Phase 1 project. Other types of liabilities, including accounts payable and deferred revenue, tend to be more variable, since they often reflect specific circumstances at year-end, such as accrued liabilities for goods and services.

28	Financial Statement Discussion and Analysis, 2016–2017

Risks and risk management

The Province’s financial results and financial reporting are subject to risks and uncertainties over which the government has limited or no control. These include:

●	Actual economic and/or revenue growth that differs from forecast;

●	Significant changes in financial statement items, especially taxation revenues, arising from actual results that differ from accounting estimates;

●	Unforeseen changes in transfer payments from the federal government;

●	Demand for entitlement-based public services or a change in other expense, including pension expense, that reflects actual experience that is significantly different than forecast;

●	Unusual weather patterns, extreme weather events and natural disasters with major financial impacts;

●	Security breaches or other malicious behaviour that could interrupt services, result in loss of information, compromise privacy and/or damage equipment or facilities;

●	The outcomes of legal settlements, arbitration and negotiations, and possible defaults on projects and potential defaults affecting loan and funding guarantees;

●	Financial market conditions, including access to capital markets, currency exchange rates and interest rates, that differ from expectations; and

●	Changes in accounting standards.

Ontario’s revenues rely heavily on the level and pace of economic activity in the province. Ontario manages risks to the revenue forecast by consulting with private sector economists and tracking their economic forecasts to inform the government’s planning assumptions. For prudent fiscal planning, the Ministry of Finance’s real GDP growth projections are slightly below the average private sector forecast.

The Province monitors information flows about revenues on an ongoing basis to assess potential risks to its finances. It also works constantly to enhance information flows for the same purpose. Collaboration with the Canada Revenue Agency, which administers roughly 74 per cent of Ontario’s taxation revenues, is essential to achieving this. As well, Ontario is currently leading a federal, provincial and territorial working group that is exploring ways to enhance corporate income tax revenue forecasting and monitoring.

The possible impacts on tax revenue of actual growth in the economy and other parameters differing from the assumptions used in the Budget is disclosed on pages 269–274 of the 2016 Budget, which is available at: http://www.fin.gov.on.ca/en/budget/ontariobudgets/2016/papers_all.pdf.

Financial Statement Discussion and Analysis, 2016–2017	29

There are also risks arising from other sources of revenue, such as federal transfers and income from GBEs. Because these represent a smaller share of total revenue, the risks they present are generally less material to the revenue forecast and, in any event, are difficult or impossible to predict or quantify. Note 1 to the Consolidated Financial Statements provides additional details on measurement uncertainty.

On the expense side, the fiscal plan includes contingency funds to help mitigate risks. In the 2016 Budget, these totaled $1.2 billion: $1.1 billion for operating risks and $100 million for capital. Funds were used to support initiatives such as emergency forest firefighting, supporting individuals in the Ontario Disability Support Program, additional school renewal funding and additional funding to support improved patient services in hospitals.

Provisions for losses that are likely to occur as a result of contingent liabilities, such as ongoing litigation, and that can be reasonably estimated, are expensed and reported as liabilities. Note 1 to the Consolidated Financial Statements provides further details.

Note 3 to the Consolidated Financial Statements explains the Province’s risk management strategies, which are intended to ensure that exposure to borrowing-related risk is managed in a prudent and cost-effective manner.

Changes in Canadian generally accepted accounting principles for the public sector issued by the Public Sector Accounting Board (PSAB) can have an impact on the Province’s budgets, estimates and actual results. Treasury Board Secretariat actively monitors proposed changes and provides input to standard setters to support the development of standards that support sound public policy decision-making and transparency and accountability in reporting.

As required under the Fiscal Transparency and Accountability Act, 2004, a reserve is included in the projected surplus/deficit each year to guard against unforeseen revenue and expense changes that could have a negative impact on the Province’s fiscal performance. The 2016 Budget plan included a $1.0 billion reserve for 2016–17. Excluding this reserve, the 2016 Budget projected a deficit of $3.3 billion. Because the reserve is a forecast provision, and the fiscal results for 2016–17 are now finalized, a reserve is not reflected in the Province’s financial statements. The final deficit for the 2016–17 fiscal year is $1.0 billion, a $3.3 billion improvement compared with the 2016 Budget projection of $4.3 billion, which included the reserve.

30	Financial Statement Discussion and Analysis, 2016–2017

Accounting changes

Changes in provincial reporting policies

The 2016–17 Consolidated Financial Statements of the Province reflect a number of changes consistent with the requirements of the Public Sector Accounting Handbook. Specifically, the Province’s 2016–17 Public Accounts reflect:

●	Recognition of net pension assets for the Province’s jointly sponsored pension plans, including the Ontario Teachers’ Pension Plan (OTPP) and the Ontario Public Service Employees’ Union Pension Plan (OPSEUPP);

●	A change in the basis of accounting of the financial results for Ontario Power Generation and Hydro One on the Province’s financial statements to reflect International Financial Reporting Standards (IFRS);

●	A change in the presentation of revenues and expenses of the annual operating results for hospitals, school boards and colleges in the Consolidated Statement of Operations; and

●	Adoption of rate-regulated accounting by the Independent Electricity System Operator (IESO), a government controlled organization.

Accounting for net pension assets of jointly sponsored pension plans

Consistent with the accounting policy the Province adopted in 2001 for jointly sponsored pension plans and the recommendations of the independent Pension Asset Expert Advisory Panel,3 the Province’s 2016–17 Public Accounts report the net pension assets for jointly sponsored pension plans (OTPP and OPSEUPP) in accordance with Public Sector Accounting Standards.

In last year’s Public Accounts, the government adopted a time-limited regulation to reflect the Auditor General’s interpretation of Public Sector Accounting Standards for the treatment of net pension assets for 2015–16 (the “Pension Adjustment”). As announced at the time the 2015–16 Public Accounts were released, the government subsequently established an independent Pension Asset Expert Advisory Panel4 to further analyze and confirm the appropriate accounting policy for the Province’s jointly sponsored pension plans.

[3]	See https://news.ontario.ca/tbs/en/2017/02/pension-asset-expert-advisory-panel-submits-report.html.
[4]	See https://news.ontario.ca/tbs/en/2016/11/ontario-names-expert-panel-to-review-pension-assets.html.

Financial Statement Discussion and Analysis, 2016–2017	31

Earlier this year, the Panel released its report5 and recommendations related to the accounting for OTPP and OPSEUPP. The report concluded that the net assets for these jointly sponsored plans should be recognized on the Province’s financial statements. The government accepted the Panel’s advice, and the net pension assets are reflected in the Province’s Consolidated Financial Statements for 2016–17. The 2015–16 pension balances have been restated such that all periods are presented on a consistent basis.

Independent Pension Asset Expert Advisory Panel’s advice

The Panel’s report concluded that under Public Sector Accounting Standards (PSAS), the Province’s share of the net pension assets of both the OTPP and the OPSEUPP should be recognized as an asset in Ontario’s financial statements, stating that:

•    The accounting surplus in the plan has a future economic benefit

•    The government controls access to that accounting surplus

•    The accounting surplus exists as the result of past transactions and events

•    No additional agreements between the sponsors specifying when and by how much contributions will be reduced are necessary to record an asset under PSAS

•    It would be misleading not to recognize the Province’s share of the assets in Public Accounts.

In addition, the Panel concluded that the government will be able to benefit from the full amount of each net pension asset, and as a result, no reduction in the value is necessary.[6]

The Panel subsequently reviewed the Province’s accounting for the Healthcare of Ontario Pension Plan (HOOPP) and the Colleges of Applied Arts and Technology Pension Plan (CAATPP). The Panel concluded that, based on the difference in the governance structure of these plans as compared to OTPP and OPSEUPP, a full valuation allowance should be applied to any net pension asset for CAATPP or HOOPP.7 Prior to the March 31, 2017, year-end, no net pension asset had been reported under either HOOPP or CAATPP. A net pension asset and equivalent valuation allowance of $14 million was recorded for CAATPP in 2016–17. There was no net pension asset for HOOPP as of March 31, 2017, and therefore no valuation allowance was required.

[5]	See https://www.ontario.ca/page/pension-asset-expert-advisory-panel-report.
[6]	See https://news.ontario.ca/tbs/en/2017/02/pension-asset-expert-advisory-panel-submits-report.html.
[7]	See https://www.ontario.ca/page/pension-asset-expert-advisory-panel-supplemental-report.

32	Financial Statement Discussion and Analysis, 2016–2017

Change in accounting for energy sector government business enterprises

The financial results of the Province’s investments in rate-regulated GBEs as at March 31, 2017 (Ontario Power Generation Inc. and Hydro One Limited), are consolidated in the Province’s consolidated financial statements under the modified equity method, as required by Public Sector Accounting Standards. As permitted by securities regulators, the entities’ stand-alone financial statements are prepared based on Generally Accepted Accounting Principles in the United States (US GAAP). Under the Public Sector Accounting Standards, the results of GBEs are required to be reflected on the Province’s financial statements based on International Financial Reporting Standards (IFRS). As of April 1, 2016, the Province has presented the results of these two rate-regulated entities as they would be reported under IFRS (including IFRS 14 – Regulatory Deferral Accounts), rather than US GAAP, as they had been reported previously. While the impact of this change on the Province’s 2016–17 results is not material to the annual deficit in 2016–17, differences between US GAAP and IFRS-based results for future reporting periods may be significant primarily due to differences in the accounting standards on asset retirement obligations, which affects the Province’s reporting because of OPG’s obligations for fixed asset removal and nuclear waste management. The entities themselves will continue to prepare stand-alone financial statements on a US GAAP basis.

Adoption of rate-regulated accounting by the Independent Electricity System Operator

In 2016, IESO changed its accounting policy regarding the recognition of market accounts assets and liabilities on its financial statements, and adopted rate-regulated accounting. The change was made to better reflect the assets and liabilities and amounts due to and from market participants held by IESO on behalf of IESO-administered markets at year-end. As this change was applied retroactively, IESO’s 2015–16 comparative financial statements were also restated for comparative purposes. Recognition of the market accounts increases both other assets and other liabilities at March 31, 2017 by $1.7 billion. There is no impact on the accumulated deficit, net debt or revenue and expense as a result of recognizing the market accounts. The IESO’s adoption of rate-regulated accounting resulted in a decrease of $82 million in the 2016–17 opening accumulated deficit, and an increase in the 2016–17 annual deficit by $24 million.

Presentation of hospitals, school boards and colleges

Starting with the 2016–17 Public Accounts, the Province’s Statement of Operations presents the third-party revenues of hospitals, school boards and colleges with revenue of the Province to fully comply with Public Sector Accounting Standards. Previously, third-party revenues of these sectors were netted against the respective sectors’ expenses. In addition, interest on debt for these sectors, which was previously classified with the respective sectors’ expenses, is now presented with other interest on debt. While both revenues and expenses increase, this change in presentation does not affect the Province’s reported deficit. The prior year financial statements and the 2016 Budget have been reclassified to reflect this change in presentation.

Financial Statement Discussion and Analysis, 2016–2017	33

Summaries of the restatements/reclassifications to the reported 2015–16 annual results and 2016–17 Budget are provided in Table 7 and Table 8.

Details of Restated 2015–16 Actual Results ($ Billions)				Table 7
	2015–16 Reported Actual	Pension Asset Restatement	BPS Presentation Change	2015–16 Restated Actual
Revenue
Taxation	91.8	–	–	91.8

Government of Canada	22.9	–	0.3	23.1

Fees, donations and other revenues from hospitals, school boards and colleges	–	–	7.5	7.5

Income from investment in government business enterprises	4.9	–	–	4.9

Other non-tax revenue	8.8	–	–	8.8
Total Revenue	128.4	–	7.8	136.1

Expense
Health sector	51.1	–	3.9	55.0

Education sector[1]	25.0	–	1.0	26.0

Children’s and social services sector	15.5	–	–	15.5

Postsecondary and training sector	7.6	–	2.3	9.9

Justice	4.6	–	–	4.6

Other programs[1]	18.6	(1.5)	–	17.1
Total Program Expense	122.4	(1.5)	7.1	128.1

Interest on debt	11.0	–	0.6	11.6
Total Expense	133.4	(1.5)	7.8	139.7
Annual Deficit	(5.0)	1.5	–	(3.5)

[1]    Teachers’ Pension Plan expense is included in Other programs. In the Consolidated Financial Statements, this expense item appears under the Education sector. Schedule 4 to the financial statements provides details.

Note:Numbers may not add due to rounding.

34	Financial Statement Discussion and Analysis, 2016–2017

Details of Reclassified 2016–17 Budget ($ Billions)	Table 8
	Original 2016–17 Budget	BPS Presentation Change	Reclassified 2016–17 Budget

Revenue

Taxation	91.8	–	91.8

Government of Canada	24.6	0.5	25.1

Fees, donations and other revenues from hospitals, school boards and colleges	–	7.4	7.4

Income from investment in government business enterprises	5.1	–	5.1

Other non-tax revenue	9.1	–	9.1

Total Revenue	130.6	7.9	138.5

Expense

Health sector	51.8	4.0	55.8

Education sector[1]	25.6	0.9	26.6

Children’s and social services sector	15.8	–	15.8

Postsecondary and training sector	7.9	2.3	10.2

Justice	4.5	–	4.5

Other programs[1]	16.5	–	16.5

Total Program Expense	122.1	7.3	129.4

Interest on debt	11.8	0.6	12.4

Total Expense	133.9	7.9	141.8

Reserve	1.0	–	1.0

Annual Deficit	(4.3)	–	(4.3)

[1]  Teachers’ Pension Plan expense is included in Other programs. In the Consolidated Financial Statements, this expense item appears under the Education sector. Schedule 4 to the financial statements provides details.

 Note: Numbers may not add due to rounding.

Financial Statement Discussion and Analysis, 2016–2017	35

Key Financial Ratios

The use of key measures of financial position helps readers of the Annual Report assess the financial position of the Province. Through the levels and trends of these measures, readers are able to gauge the impacts of economic and other events on the Province’s finances, as well as how the government has responded. The ratio, and the level of each, over the past five years are outlined in Table 9.

Key Financial Ratios						Table 9
as at the end of the fiscal period
		2012–13	2013–14	2014–15	2015–16	2016–17
Sustainability	Net Debt-to-GDP (%)	37.2%	38.5%	39.2%	38.7%	37.8%
	Net Debt to Total Revenue (%)	210.1%	217.9%	226.2%	216.9%	214.3%
	Net Debt per Capita ($)	$18,722	$19,648	$20,753	$21,219	$21,871
Flexibility	Debt Charges to Total Revenue (%)	9.0%	9.1%	8.9%	8.5%	8.3%
	Own-Source Revenue to GDP (%)	14.5%	14.4%	14.3%	14.8%	14.6%
Vulnerability	Federal Transfers to Total Revenue (%)	18.3%	18.4%	17.4%	17.0%	17.4%
	Foreign Currency Debt to Total Debt (%)	24.3%	22.9%	20.9%	18.8%	16.7%
	Unhedged Foreign Currency Debt (%)	0.7%	0.5%	0.3%	0.3%	0.2%

    Notes: Actual results for 2012–13 to 2015–16 used for calculation have been restated to reflect 1) the presentation change for hospitals, school boards and colleges, to classify third-party revenue with government revenue; and 2) the impact of reversing the accounting as prescribed by Regulation 395/11 for net pension assets of jointly sponsored pension plans, as described in “Accounting changes” on page 31. Net debt was restated to reflect prepaid expenses and inventory supplies being reclassified as non-financial assets, as opposed to financial assets in prior years.

Measures of sustainability

Net debt provides a measure of the future government revenues that will be required to pay for the government’s past transactions. Net debt as a percentage of the Province’s GDP shows the financial demands on the economy resulting from the government’s spending and taxation policies. A lower ratio of net debt-to-GDP indicates higher sustainability.

The Province’s net debt-to-GDP ratio was 37.8 per cent at the end of fiscal year 2016–17. Between 2012–13 and 2014–15, because net debt grew more quickly than GDP, the ratio increased from 37.2 per cent to 39.2 per cent before dropping back to 37.8 per cent in 2016–17, as GDP grew faster than net debt from 2015–16 to 2016–17.

The government continues to maintain a target of returning net debt to GDP to the pre-recession level of 27 per cent by 2029–30. An important component in achieving this is the government’s balanced budget projection from 2017–18 onward. The government plans to invest more than $190 billion in capital infrastructure over 13 years starting from 2014–15. These capital investments will be amortized over a period of time that corresponds to the useful life of the assets. After balancing the budget, increases in debt will be limited to the difference between the cash investment to build the assets and the amortization, which is a non-cash expense.

36	Financial Statement Discussion and Analysis, 2016–2017

The government’s plan to reduce the ratio of net debt-to-GDP therefore hinges on the balanced budget and investing in capital assets to help the economy grow, both of which will help achieve the 27 per cent target.

The ratio of net debt to total revenue is another measure of sustainability, since net debt reflects the future revenue that is required to pay for past transactions and events. A lower net debt to revenue ratio indicates higher sustainability. In 2012–13, the ratio was 210.1 per cent. It rose to 226.2 per cent in 2014–15, as net debt grew more quickly than revenue. The ratio fell to 214.3 per cent in 2016–17, indicating that total revenues increased at a greater rate than did net debt.

Measures of flexibility

The ratio of interest on debt to total revenue shows the share of provincial revenue that is being used to pay borrowing costs and thus is not available for programs. A lower ratio indicates that a government has more flexibility to direct its revenues to programs. The ratio has steadily fallen for Ontario over the past five years, from a high of 9.1 per cent in 2013–14 to the current level of 8.3 per cent. Lower interest rates, as well as the Province’s strategy of extending the term of its borrowing program and locking in historically low interest rates for a longer period has also contributed to lower interest costs. This strategy has extended the weighted average term to maturity of provincially issued debt from approximately 9 years in 2009–10 to 14 years in 2016–17.

Own-source revenue as a share of the provincial GDP shows the extent to which the government is using funds from the provincial economy collected through taxation, user fees and other revenue sources it controls. Too high a taxation burden makes a jurisdiction uncompetitive, so increases in the ratio can reduce future revenue flexibility. Ontario’s ratio was stable between 2012–13 and 2016–17.

Measures of vulnerability

Transfers from the federal government as a percentage of total revenue are an indicator of the degree to which the Province relies on the federal government for revenue. A very high ratio shows that a provincial government is very reliant on federal transfers, a source of revenue over which it has limited or no control, and is therefore vulnerable to shifts in federal policy on transfers. Ontario’s highest share of revenue from federal transfers in the past five years was 18.4 per cent, in 2013–14. The lowest was 17.0 per cent, in 2015–16. The gradual decline largely represents the expiration of time-limited federal transfers, including the HST transition payment, and the maturing of federal stimulus programs put in place following the global economic crisis in 2008.

Financial Statement Discussion and Analysis, 2016–2017	37

Foreign currency debt to total debt is a measure of vulnerability to changes in foreign currency exchange rates. Accessing borrowing opportunities in foreign currencies allows Ontario to diversify its investor base and take advantage of lower borrowing costs. It also ensures that the Province will continue to have access to capital in the event that domestic market conditions become more challenging. Ontario manages foreign currency risk by hedging its exposure to Canadian dollars through the use of financial instruments. Effective hedging has allowed the Province to consistently limit its exposure to foreign currency fluctuations to 0.7 per cent of debt issued for provincial purposes in 2013–14, declining to 0.2 per cent in 2016–17.

38	Financial Statement Discussion and Analysis, 2016–2017

Responsible Fiscal Management

The 2016–17 annual deficit of $1.0 billion was an improvement of $3.3 billion from the $4.3 billion deficit target laid out in the 2016 Budget. As a result, Ontario has achieved better-than-planned results in each of the last eight years.

The government’s record of strong fiscal management is due to an ongoing focus on managing growth in spending, as well as stimulating the economy and protecting revenue. Historically low interest rates have also helped the government overachieve on its fiscal targets and have supported its efforts to balance the budget while cost-effectively managing debt.

As a result of Ontario’s plan to grow the economy and the government’s ongoing commitment to transforming programs and services, the 2017 Budget plan delivered on the government’s commitment to restore balance in 2017–18. The Province is also projecting balanced budgets in both 2018–19 and 2019–20.

A balanced budget allows the government to invest more in health care, education and other priorities, and positions the Province to better respond to demographic challenges and unexpected global economic changes.

After declines in revenue in 2008–09 and 2009–10, paralleled by poor economic conditions in those years, Ontario’s economic and revenue performance have shown steady gains. Ontario’s economic recovery from the global recession has been driven by solid economic fundamentals, supported by long-term job-recovery efforts such as significant infrastructure investments. Between 2012–2013 and 2016–2017, revenue has grown at an average annual rate of 4.0 per cent, while nominal GDP has grown at an average annual rate of 3.9 per cent.

To protect provincial revenues, better support consumer and work safety and provide a level playing field for legitimate businesses, the government has focused on fighting underground economic activities. As noted in the 2017 Budget, Ontario has generated over $1.2 billion in revenue since 2013–14 through ongoing, enhanced compliance-focused measures.

Government action to manage growth in spending has achieved results. Program expense fell to 16.3 per cent of GDP in 2016–17, lower than the 18.8 per cent reached in 2009–10. Ontario has the lowest per-capita program spending among all Canadian provinces.

Financial Statement Discussion and Analysis, 2016–2017	39

Program Review, Renewal and Transformation

Through Program Review, Renewal and Transformation (PRRT), the government is supporting evidence-based decision-making, and identifying transformational initiatives focused on modernizing services, finding savings and improving outcomes for Ontarians. The government will continue to review its programs to deliver the best possible results at the lowest cost. Evidence-based decision-making supports the use of limited public resources to improve outcomes and ensure the long-term sustainability of provincial programs and services that will meet the needs of Ontarians in the digital era.

Managing compensation

The 2017 Budget stated that the government will continue to take a balanced approach to managing compensation. This approach will recognize the need to maintain a stable, flexible and high-performing public-sector workforce that supports the government’s transformational priorities and at the same time ensures that public services continue to remain affordable.

Wage outcomes in the provincial public sector continue to track below the municipal, federal and private sectors in Ontario.

Managing interest on debt

The interest on debt expense of $11.7 billion reported for 2016–17 was an improvement of $0.7 billion over the 2016 Budget. Through a combination of lower-than-forecast deficits and borrowing requirements, lower-than-forecast interest rates and cost-effective debt management, interest on debt has consistently come in below plan in each year since the 2010 Budget.

40	Financial Statement Discussion and Analysis, 2016–2017

Non-Financial Activities

This section discusses key non-financial performance in major sectors. The purpose is to allow readers of the Annual Report to understand how the government is using the funds available to it to achieve specific outcomes.

Health care

The government continued to transform Ontario’s health care system to become more patient-centred and focused on better access to care, quality and value, as committed to in the Patients First: Action Plan for Health Care, launched in 2015. Patients First has four main goals: increase access to health care, improve care coordination, better inform Ontarians to support their health care decisions, and protect patients and the Province’s health care system for the future.

In 2016–17, the Province continued to make progress towards all four goals.

Access:

The Province made significant investments to increase patient access to the right care in their own homes, in the community and at the hospital. Investments for home and community care have increased by over five per cent and have provided enhanced home care to support patients with high needs, as well as caregiver supports.

In 2016 there were 140,167 nurses employed in Ontario, up 1.9 per cent or 2,642 more nurses from 2015.

The government announced a new facility at Sunnybrook Health Sciences Centre that will be built to offer specialized treatment for people with blood cancers. This investment along with the University Health Network’s Princess Margaret Cancer Centre, Hamilton Health Sciences and The Ottawa Hospital, will increase the capacity for malignant hematology services that includes stem cell transplants.

The government also celebrated the substantial completion of the Peel Memorial Centre for Integrated Health and Wellness in November 2016. The Centre officially opened in April 2017 and offers a wide range of services including an urgent care centre for those with non-life threatening illnesses or injuries, a day surgery facility, mental health and addictions programs, day clinics for dialysis for patients and diagnostic imaging services.

In addition, a new Ehlers-Danlos Syndrome clinic was opened in February 2017 at two hospital sites: Toronto General Hospital and the Hospital for Sick Children. This clinic will help improve access to specialized care and treatment for people living with this rare disease and help improve the transition from paediatric to adult care.

Financial Statement Discussion and Analysis, 2016–2017	41

Connect:

The government passed the Patients First Act, 2016, which aims to help patients and their families obtain better access to a more local and integrated health care system, improving the patient experience and delivering higher-quality care. The legislation enhances Local Health Integration Network (LHIN) responsibility for home and community care, as well as strengthening the LHINs’ relationship with public health.

Inform:

Starting January 1, 2017, restaurants, convenience stores, grocery stores, movie theatres and other food service premises with 20 or more locations in Ontario have been required to post calorie counts for standard food items, giving people access to more information to help them make healthy choices.

The government designated Dr. David Williams, Ontario’s Chief Medical Officer of Health, as Ontario’s first-ever Provincial Overdose Coordinator to launch a new surveillance and reporting system to better respond to opioid overdoses in a timely manner, and inform how best to direct care.

Protect:

The Office of the Patient Ombudsman opened on July 1, 2016. The Ombudsman will receive and respond to complaints from patients about public hospitals, long-term care (LTC) homes and home care services, in order to help meet the needs of patients who have not had their concerns resolved through existing complaint mechanisms.

As announced on August 12, 2016, the government updated its rigorous inspection framework of LTC homes to include:

●	Continued annual resident quality inspections for all LTC homes, to ensure that all homes are brought into compliance.

●	A risk-based inspection framework, which prioritizes LTC homes based on risk, so that homes with complaints, critical incidents, compliance history and other risk factors are prioritized and are subject to extended inspections. This is in alignment with recommendations from the Auditor General’s 2015 report on Ontario’s Long-Term Care Homes Quality Inspection Program.

Ontario expanded the publicly funded immunization program in two significant initiatives, informed by evidence to support the investment. Starting in September 2016, students in grade 7, including boys, are offered the HPV vaccine to protect against human papillomavirus (HPV) infection and related cancers. Also, in September 2016, Ontario introduced a shingles immunization program for eligible seniors 65 to 70 years of age.

42	Financial Statement Discussion and Analysis, 2016–2017

An amendment to the regulation under the Smoke-Free Ontario Act came into effect on January 1, 2017, which banned the sale of most menthol-flavoured tobacco products and clove cigarettes. This will help protect young people from the harmful effects of smoking, as almost half of young smokers in Ontario use flavoured tobacco products, while approximately a quarter of young smokers use menthol-flavoured products, making it by far the most popular flavour among youth.

Education

Ontario’s publicly funded early years and education system is focused on building a bright future for the province’s children and students, a strong workforce and a vibrant economy.

Outcomes reported in 2016–17 included:

●	More high school students graduating. In 2016, 86.5 per cent of students graduated from high school, compared to 68 per cent in 2004. This is an increase of more than 18 percentage points.

Postsecondary and training

Postsecondary and training plays a critical role in preparing people in every community and occupation with the knowledge and skills that help build a strong and successful province. Ontario’s economic prosperity and competitive advantage are increasingly dependent on a highly skilled, diverse and adaptive workforce.

Outcomes reported in 2016–17 included:

●	Helping people in Ontario achieve higher levels of education. In 2016, the province achieved a 68 per cent postsecondary attainment rate, higher than the rate for any country in the Organisation for Economic Co-operation and Development.

●	Investments in student financial assistance since 2003 have resulted in more than double the number of students qualifying for aid, while enrolment has increased by 38 per cent. Rates of participation in postsecondary education among Ontario’s young people are higher than for the rest of Canada.

Condition of provincial tangible capital assets

As part of the annual budgeting process, each ministry that owns and operates infrastructure is required to prepare and update a plan to properly maintain its assets.

In line with the Infrastructure for Jobs and Prosperity Act, 2015, the Province compiled a Provincial Infrastructure Asset Inventory in 2016. The inventory is the foundation for informing infrastructure planning, and in particular, for advising on appropriate funding allocations between infrastructure expansion and renewal needs.

Financial Statement Discussion and Analysis, 2016–2017	43

The inventory currently contains over 10,000 tangible capital assets, such as buildings, as well as the entirety of the province’s bridges and road network. The inventory includes most of the infrastructure assets owned or consolidated (i.e., broader public sector) by the Province as well as their age, condition and value. It does not include capital assets that are owned by other levels of government, such as marine ports and airports (federal) or local roads and community centres (municipal).

Moving forward, a robust dataset will facilitate the integration of other relevant data, such as demographics, into the infrastructure planning process. The asset inventory will be updated annually to include additional asset classes (e.g., machinery and equipment) and more information that is comparable across sectors, along with establishing a baseline to measure change over time. The Province continues to develop consistent approaches to collecting and reporting infrastructure asset information and ensuring metrics are reliable and timely to support robust, evidence-based infrastructure planning and decision-making.

The Province will use the inventory to track, monitor and report on the physical condition of assets. The inventory contains Facility Condition Indexes (FCIs), Bridge Condition Indexes (BCIs) and Pavement Condition Indexes (PCIs) as performance measures of the state of infrastructure asset and repair and renewal needs.

To help ensure that public infrastructure is aligned with the needs of Ontarians, the government is creating a long-term infrastructure plan that describes the Province’s existing infrastructure portfolio, outlines anticipated needs of the portfolio and proposes strategies to meet these needs. The Province plans to release the plan by the end of 2017.

44	Financial Statement Discussion and Analysis, 2016–2017

Transparency and Accountability

Ontario continues to take steps to enhance government transparency and fiscal accountability in financial reporting.

Recent developments in public sector accounting standards

The Province’s financial reports are prepared in accordance with the accounting principles for governments issued by the Public Sector Accounting Board (PSAB) of the Chartered Professional Accountants of Canada (CPA Canada).

PSAB’s project on the concepts underlying financial performance remains a work in progress. Ontario, along with other senior Canadian governments, continues to monitor the work of the project’s task force and to provide input to support high-quality Canadian public sector accounting standards.

As described in Note 17 to the Consolidated Financial Statements, future changes in both public sector and private sector accounting standards may affect how assets, liabilities, revenues and expenses are reported in the Province’s consolidated financial reports. Other current projects that are being closely monitored by Ontario include PSAB’s review of its employment benefits standard, which includes accounting for pensions as well as accounting for financial instruments, foreign currency translation, asset retirement obligations, revenue reporting and public-private partnerships.

The C.D. Howe Institute Fiscal Accountability Report

Each year, the C.D. Howe Institute, an independent research organization supporting economically sound public policies, produces a report on its assessment of the fiscal planning and reporting practices of senior Canadian governments.

The Institute observes that financial reports are a vital tool for understanding governments’ financial plans and activities. In this regard, consistency and comparability of planned and actual results in the Budget, Estimates and summary financial statements of the Province are essential to allow users to compare performance against the Budget plan and to understand longer-term trends.

The most recent report assesses the quality of financial information released by senior Canadian governments and their success or failure in achieving their budgetary goals over the past 15 years.

The report acknowledges that Ontario scored well with respect to the consistency and accessibility of their headline numbers, but that a qualified audit opinion8 in 2015–16 precluded overall high marks.

[8]	See https://news.ontario.ca/tbs/en/2016/10/ontario-releases-2015-16-public-accounts.html.

Financial Statement Discussion and Analysis, 2016–2017	45

Other Matters

Trillium Trust

The Trillium Trust Act, 2014, provides for an account to be maintained in the Public Accounts that records the prescribed amounts of financial benefits to Ontario from the disposition of qualifying assets under the Act. The Act also requires the account to record all expenditures made under the Act to support infrastructure investments. A report on the financial activities of the Trillium Trust is included as a schedule in Volume 1 of the Public Accounts.

Volume 1 shows that the balance of the Trillium Trust as at March 31, 2017, was $5.05 billion. This reflects an opening balance of $1.35 billion; $3.96 billion credited to the Trillium Trust in 2016–17 from the sale of Hydro One Limited shares and the sale of the LCBO’s head office lands; and $0.26 billion in expenditures from the Trillium Trust in 2016–17 toward investments in infrastructure.

Digital Tools

Once again, the government is making it easier for Ontarians to understand the government’s finances by providing digital tools to present Public Accounts data in innovative, interactive and visual formats. This year’s tools are available at Ontario.ca/publicaccounts and include:

●	Interactive data visualization tools that graphically present details on asset and expense information contained in Volume 1;

●	Fully sortable data tables that summarize the financial statements from Volume 2, and the detailed schedules of payments from Volume 3; and

●	Downloadable open data sets that provide the five-year trend for government revenue by source, revenue by sector, and statement of operations.

These tools help make the Province’s finances easier to understand, access and use, and are part of Ontario’s commitment to creating a more open and transparent government.

46	Financial Statement Discussion and Analysis, 2016–2017

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements, 2016–2017	47

48	Consolidated Financial Statements, 2016–2017

Office of the Auditor General of Ontario Bureau de la vérificatrice générale de I’Ontario

20 Dundas Street West

Suite 1530

Toronto, Ontario

M5G 2C2

416-327-2381

fax 416-327-9862

tty 416-327-6123

20, rue Dundas ouest

suite 1530

Toronto (Ontario)

M5G 2C2

416-327-2381 télécopieur 416-327-9862

ats 416-327-6123

www.auditor.on.ca

INDEPENDENT AUDITOR’S REPORT

To the Legislative Assembly of the Province of Ontario

I have audited the accompanying consolidated financial statements of the Province of Ontario, which comprise the consolidated statement of financial position as at March 31, 2017, and the consolidated statements of operations, change in net debt, change in accumulated deficit and cash flow for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

The Government of Ontario (Government) is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian public sector accounting standards, and for such internal control as the Government determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on my audit. I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Government, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my qualified audit opinion.

Consolidated Financial Statements, 2016–2017	49

Basis for Qualified Opinion

Net Pension Asset Overstated, Annual Deficit Understated, Net Debt Understated and Accumulated Deficit Understated

As described in Note 16a to these consolidated financial statements, a net pension asset is recorded on the Consolidated Statement of Financial Position relating to the Ontario Teachers’ Pension Plan and the Ontario Public Service Employees’ Union Pension Plan. However, the Government does not have the unilateral legal right to use this asset because its ability to reduce future minimum contributions or withdraw any pension plan surplus is subject to agreement with the respective pension plans’ joint sponsors. Canadian public sector accounting standards require the Government to record a valuation allowance against this asset.

The Government did not record a valuation allowance for this net pension asset at March 31, 2017. The Government also retroactively restated the March 31, 2016 comparative figures to exclude the valuation allowance previously included in the prior year’s consolidated financial statements. This departure from Canadian public sector accounting standards has led me to express a qualified opinion on the consolidated financial statements for the year ended March 31, 2017 and on the March 31, 2016 comparative figures.

The recommendations of the Government’s appointed Pension Asset Advisory Panel are not an authoritative source on the application of Canadian public sector accounting standards as implied in Note 16a to these consolidated financial statements.

Effect on Consolidated Statement of Operations

If the Government had correctly recorded the valuation allowance against the net pension asset for the Ontario Teachers’ Pension Plan and the Ontario Public Service Employees’ Union Pension Plan, the effect on the consolidated statement of operations for the years ended March 31, 2017 and 2016 would have been as follows:

	2017 ($ million)	2016 ($ million)

Annual deficit as presented	(991)	(3,515)

Effect of valuation allowance on:

• Education expense	(1,364)	(1,480)

• General Government and Other expense	(80)	(351)

Annual deficit in accordance with Canadian public sector accounting standards	(2,435)	(5,346)

50	Consolidated Financial Statements, 2016–2017

Effect on Consolidated Statement of Financial Position

If the Government had correctly recorded the valuation allowance against the net pension asset for the Ontario Teachers’ Pension Plan and the Ontario Pubic Service Employees’ Union Pension Plan, the effect on the consolidated statement of financial position as at March 31, 2017 and 2016 would have been as follows:

	2017 ($ million)	2016 ($ million)

Net pension asset as presented	11,033	9,312

Effect of valuation allowance	(12,429)	(10,985)

Net pension liability in accordance with Canadian public sector accounting standards	(1,396)	(1,673)

	2017 ($ million)	2016 ($ million)

Net debt as presented	(301,648)	(295,372)

Effect of valuation allowance	(12,429)	(10,985)

Net debt in accordance with Canadian public sector accounting standards	(314,077)	(306,357)

	2017 ($ million)	2016 ($ million)

Accumulated deficit as presented	(193,510)	(192,029)

Effect of valuation allowance	(12,429)	(10,985)

Accumulated deficit in accordance with Canadian public sector accounting standards	(205,939)	(203,014)

Inappropriate Consolidation of Independent Electricity System Operator (IESO) Market Accounts

As described in Note 16c to these consolidated financial statements, the IESO changed its accounting policy and applied it retroactively to recognize market account assets and liabilities. The market accounts track mainly buy and sell transactions between market participants (electricity power generators and power distributors). These market accounts, as recorded on the Province of Ontario’s consolidated financial statements are not assets and liabilities of the Province of Ontario. The Government has no access or discretion to use the market account assets for their own benefit, nor does the Government have an obligation to settle the market account liabilities in the event of default by market participants. As a result, Other Assets and Other Liabilities are both overstated by $1.652 billion (2016 – $1.443 billion). There is no effect on the Consolidated Statement of Operations.

Consolidated Financial Statements, 2016–2017	51

Qualified Opinion

In my opinion, except for the effects of the matters described in the Basis for Qualified Opinion paragraphs, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Province of Ontario as at March 31, 2017, and the consolidated results of its operations, change in its net debt, change in its accumulated deficit and its cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Other Matters

Use of Rate-regulated Accounting May Cause a Material Misstatement on the Consolidated Financial Statements of the Province of Ontario

I draw attention to Note 16c to these consolidated financial statements, which describes the Independent Electricity System Operator’s retroactive adoption of rate-regulated accounting during the year. The recognition of rate regulated assets on the consolidated financial statements of the Province of Ontario is not permitted when applying Canadian public sector accounting standards. This departure does not have a material impact on the Province of Ontario’s consolidated financial statements for the year ended March 31, 2017 and my opinion is not modified in respect of this matter. However, the consolidated financial statements may become materially misstated in future periods, as a result of the legislated accounting prescribed under the Ontario Fair Hydro Plan Act, 2017 (Fair Hydro Plan) and its related regulations as it is not in accordance with Canadian public sector accounting standards.

Financial Statement Discussion and Analysis

I draw attention to the Province of Ontario’s Financial Statement Discussion and Analysis that discusses the Province of Ontario’s financial results without properly reflecting the valuation allowance required in respect of the net pension asset and the recognition of market accounts, as discussed in the Basis for Qualified Opinion paragraphs above.

Toronto, Ontario	Bonnie Lysyk, MBA, CPA, CA, LPA
August 18, 2017	Auditor General

52	Consolidated Financial Statements, 2016–2017

Province of Ontario Consolidated Statement of Operations
($ Millions)	2016–17 Budget[1] (See Note 16)	2016–17 Actual	2015–16 Restated[2] (See Note 16)

Revenue (Schedules 1 and 2)

Personal Income Tax	32,167	30,671	31,141

Sales Tax	23,976	24,750	23,455

Corporations Tax	12,050	14,872	11,428

Employer Health Tax	6,007	5,908	5,649

Education Property Tax	5,834	5,868	5,839

Ontario Health Premium	3,604	3,575	3,453

Gasoline and Fuel Taxes	3,312	3,368	3,210

Other Taxes (Note 11)	4,869	5,334	7,643

Total Taxation	91,819	94,346	91,818

Transfers from Government of Canada	25,138	24,544	23,141

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	7,404	7,957	7,493

Income from Investment in Government Business Enterprises (Schedule 9 and Note 11)	5,027	5,567	4,909

Other	9,094	8,320	8,787

	138,482	140,734	136,148

Expense (Schedules 3 and 4)

Health	55,786	56,025	55,001

Education[3]	26,093	26,204	26,077

Children’s and Social Services	15,816	16,006	15,537

Environment, Resources and Economic Development	12,102	12,714	12,516

Interest on Debt	12,412	11,709	11,589

Postsecondary and Training	10,198	10,131	9,902

Justice	4,516	4,618	4,548

General Government and Other	4,865	4,318	4,493

	141,788	141,725	139,663

Reserve	1,000	–	–

Annual Deficit	(4,306)	(991)	(3,515)

[1]	Amounts reported as “Plan” in 2016 Budget, reclassified for presentation changes (Note 16).
[2]	Actual results for 2015–16 restated to reflect reversal of the accounting as prescribed by Regulation 395/11 for net pension assets and adoption of line-by-line consolidation for hospitals, school boards and colleges; see Note 16.
[3]	Teachers’ Pension Plan expense is included in Education (Schedule 4).

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2016–2017	53

Province of Ontario Consolidated Statement of Financial Position
As at March 31 ($ Millions)	2017	2016 (Restated — See Note 16)

Liabilities

Accounts Payable and Accrued Liabilities (Schedule 5)	20,248	19,361

Debt (Note 2)	333,102	327,413

Other Long-Term Financing (Note 4)	13,697	14,145

Deferred Revenue and Capital Contributions (Note 5)	11,538	10,779

Other Employee Future Benefits (Note 6)	10,478	10,751

Other Liabilities (Note 7)	6,367	6,348

	395,430	388,797

Financial Assets

Cash and Cash Equivalents	16,401	13,600

Investments (Note 8)	17,983	21,765

Accounts Receivable (Schedule 6)	11,192	11,059

Loans Receivable (Schedule 7)	11,868	11,545

Net Pension Asset (Note 6)	11,033	9,312

Other Assets	3,036	2,572

Investment in Government Business Enterprises (Schedule 9)	22,269	23,572

	93,782	93,425

Net Debt	(301,648)	(295,372)

Non-Financial Assets

Tangible Capital Assets (Note 9)	107,288	102,536

Prepaid Expenses and Other Non-Financial Assets	850	807

	108,138	103,343

Accumulated Deficit	(193,510)	(192,029)

Contingent Liabilities (Note 13) and Contractual Obligations (Note 14).

See accompanying Notes and Schedules to the Consolidated Financial Statements.

54	Consolidated Financial Statements, 2016–2017

Province of Ontario Consolidated Statement of Change in Net Debt
For the year ended March 31 ($ Millions)	2016–17 Budget	2016–17 Actual	2015–16 (Restated — See Note 16)

Annual Deficit	(4,306)	(991)	(3,515)

Acquisition of Tangible Capital Assets (Note 9)	(13,037)	(10,045)	(10,922)

Amortization of Tangible Capital Assets (Note 9)	5,137	5,215	4,913

Proceeds on Sale of Tangible Capital Assets	–	151	175

(Gain)/Loss on Sale of Tangible Capital Assets	–	(73)	363

(Increase)/Decrease in Prepaid Expenses and Other Non-Financial Assets	–	(43)	20

	(7,900)	(4,795)	(5,451)

Decrease in Accumulated Other Comprehensive Loss (Schedule 9)	–	114	–

Increase/(Decrease) in Fair Value of Ontario Nuclear Funds (Note 10)	–	1,094	(1,003)

Increase in Net Debt	(12,206)	(4,578)	(9,969)

Net Debt at Beginning of Year	(296,109)	(295,372)	(293,730)

Reversal of Pension Asset Valuation Allowances (Note 16)	–	–	9,154

IFRS Transitional Impact for Ontario Power Generation and Hydro One (Note 16)	–	(683)	–

Pension Adjustment (Note 16)	–	(617)	–

Accumulated Other Comprehensive Loss (Note 16)	–	(480)	–

Other (Note 16)	–	82	(827)

Restated Net Debt at Beginning of Year	(296,109)	(297,070)	(285,403)

Net Debt at End of Year	(308,315)	(301,648)	(295,372)

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2016–2017	55

Province of Ontario Consolidated Statement of Change in Accumulated Deficit
For the year ended March 31 ($ Millions)

Accumulated Deficit, March 31, 2015 as Presented in the Prior Year	(196,665)

Reversal of Pension Asset Valuation Allowances (Note 16)	9,154

Restated Accumulated Deficit, March 31, 2015	(187,511)

Annual Deficit, restated	(3,515)

Decrease in Fair Value of Ontario Nuclear Funds (Note 10)	(1,003)

Restated Accumulated Deficit, March 31, 2016	(192,029)

IFRS Transitional Impact for Ontario Power Generation and Hydro One (Note 16)	(683)

Pension Adjustment (Note 16)	(617)

Accumulated Other Comprehensive Loss (Note 16)	(480)

Other (Note 16)	82

Restated Accumulated Deficit, April 1, 2016	(193,727)

Annual Deficit	(991)

Increase in Fair Value of Ontario Nuclear Funds (Note 10)	1,094

Decrease in Accumulated Other Comprehensive Loss from GBEs (Schedule 9)	114

Accumulated Deficit, March 31, 2017	(193,510)

See accompanying Notes and Schedules to the Consolidated Financial Statements.

56	Consolidated Financial Statements, 2016–2017

Province of Ontario Consolidated Statement of Cash Flow
For the year ended March 31 ($ Millions)	2017	2016 (Restated — See Note 16)
Operating Transactions
Annual Deficit	(991)	(3,515)
Non-Cash Items:
Amortization of Tangible Capital Assets (Note 9)	5,215	4,913
(Gain)/Loss on Sale of Tangible Capital Assets	(73)	363
Gain on Sale of Brampton Distribution Holdco Inc. (Note 12)	(109)	–
Gain on Sale of Shares of Hydro One Limited (Note 11)	(538)	(783)
Income from Investment in Government Business Enterprises (Schedule 9)	(5,567)	(4,909)
Cash Items:
(Increase) in Accounts Receivable (Schedule 6)	(133)	(753)
Increase in Loans Receivable (Schedule 7)	(323)	(420)
Increase/(Decrease) in Accounts Payable and Accrued Liabilities (Schedule 5)	887	(694)
Decrease in Liability for Other Employee Future Benefits (Note 6)	(273)	(79)
Increase in Net Pension Assets (Note 6)	(2,338)	(1,633)
Increase in Other Liabilities (Note 7)	19	1,470
Increase in Deferred Revenue and Capital Contributions (Note 5)	759	669
Remittances from Investment in Government Business Enterprises (Schedule 9)	5,105	5,365
(Increase)/Decrease in Prepaid Expenses and Other Non-Financial Assets	(43)	20
Increase in Other Assets	(329)	(1,378)
Cash Provided by/(Applied to) Operating Transactions	1,268	(1,364)
Capital Transactions
Acquisition of Tangible Capital Assets (Note 9)	(10,045)	(10,922)
Proceeds from Sale of Tangible Capital Assets	151	175
Cash Applied to Capital Transactions	(9,894)	(10,747)
Investing Transactions
Decrease/(Increase) in Investments (Note 8)	3,782	(1,399)
Net Proceeds from Sale of Brampton Distribution Holdco Inc. (Note 12)	545	–
Capital Contribution to Hydro One Limited (Schedule 9)	–	(2,600)
Net Proceeds from Sale of Shares of Hydro One Limited (Note 11)	1,859	1,854
Cash Provided by/(Applied to) Investing Transactions	6,186	(2,145)
Financing Transactions
Long-Term Debt Issued	26,591	34,362
Long-Term Debt Retired	(21,484)	(21,882)
Net Change in Short-Term Debt	582	(27)
(Decrease)/Increase in Other Long-Term Financing (Note 4)	(448)	210
Cash Provided by Financing Transactions	5,241	12,663
Net Increase/(Decrease) in Cash and Cash Equivalents	2,801	(1,593)
Cash and Cash Equivalents at Beginning of Year	13,600	15,193
Cash and Cash Equivalents at End of Year	16,401	13,600
See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2016–2017	57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of Accounting

The Consolidated Financial Statements are prepared by the Government of Ontario in accordance with the accounting standards for governments recommended by the Public Sector Accounting Board (PSAB) of the Chartered Professional Accountants of Canada (CPA Canada).

(b) Reporting Entity

These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are controlled by the Province.

Government business enterprises (GBEs), broader public sector (BPS) organizations (i.e., hospitals, school boards and colleges) and other government organizations controlled by the Province are included in these financial statements. Controlled organizations are consolidated if they meet one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million; or ii) their outside sources of revenue, deficit or surplus are greater than $10 million. In accordance with PSAB, the Province also applies the “benefit versus cost constraint” in determining which organizations should be consolidated in the Province’s financial statements. A listing of consolidated government organizations is provided in Schedule 8. For those organizations that do not meet the PSAB benefit versus cost constraint standard, such as Children’s Aid Societies and Community Care Access Centres, government transfer payments to these organizations are included as expenses in these financial statements through the accounts of the ministries responsible for them.

Trusts administered by the Province on behalf of other parties are excluded from the reporting entity, but are disclosed in Note 15.

58	Consolidated Financial Statements, 2016–2017

(c) Principles of Consolidation

Government business enterprises are defined as those government organizations that i) are separate legal entities with the power to contract in their own name and that can sue and be sued; ii) have the financial and operating authority to carry on a business; iii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations; and iv) are able to maintain their operations and meet their obligations from revenues generated outside the government reporting entity. The activities of GBEs are recorded in the financial statements using the modified equity method, applying the basis of reporting as stipulated by Public Sector Accounting Standards for GBEs. Their combined net assets are included in the financial statements as Investment in Government Business Enterprises on the Consolidated Statement of Financial Position, and their net income is shown as a separate item, Income from Investment in Government Business Enterprises (GBEs), on the Consolidated Statement of Operations. Less than wholly owned GBEs (e.g., Hydro One Limited) are reflected using the modified equity method based on the percentage of ownership government held during the fiscal year.

The Province is accounting for the results for Hydro One Limited and Ontario Power Generation based on their results prepared using International Financial Reporting Standards (IFRS) basis (including IFRS14). See Note 16 for further details regarding change in accounting policy.

The assets, liabilities, revenues and expenses of the consolidated BPS organizations (hospitals, school boards and colleges) are consolidated with those of the Province on a line-by-line basis on the Consolidated Financial Statements. Total expenses (excluding net interest expense on BPS debt) of hospitals are included in Health expenses, school boards in Education expenses and colleges in Postsecondary and Training expenses on the Consolidated Statement of Operations. Third-party revenues of BPS organizations received directly from the Government of Canada and the public, such as tuition fees, patient fees, research grants and other recoveries, are included in the consolidated revenues of the Province. The reported net debt for the Province therefore includes net debt of hospitals, school boards and colleges. Where appropriate, adjustments are made to present the accounts of these organizations on a basis consistent with the accounting policies of the Province. See Note 16 for further details regarding the change in presentation of third-party revenues and interest on debt.

Other government organizations controlled by the Province are consolidated on a line-by-line basis with the assets, liabilities, revenues and expenses of the Province based on the percentage of ownership the government held during the fiscal year. Where appropriate, adjustments are also made to present the accounts of these organizations on a basis consistent with the accounting policies of the Province, and to eliminate significant inter-organizational accounts and transactions.

Consolidated Financial Statements, 2016–2017	59

(d) Measurement Uncertainty

The preparation of financial statements requires the Province to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses during the reporting period. Uncertainty in the determination of the amounts at which an item is recognized or disclosed in the financial statements is known as measurement uncertainty.

Measurement uncertainty that is material to these financial statements exists in the valuation of pensions and other employee future benefits obligations; the value of tangible capital assets; the estimation of personal income tax, corporations tax and Harmonized Sales Tax revenue accruals; the valuation of the Canada Health Transfer; Canada Social Transfer Equalization Payment entitlements; and the estimation of liabilities for contaminated sites and other liabilities.

Net pension assets of $11.0 billion (2015–16, $9.3 billion) and other employee future benefits liability of $10.5 billion (2015–16, $10.8 billion), see Note 6, are subject to measurement uncertainty because actual results may differ significantly from the Province’s best long-term estimate of expected results (for example, the difference between actual results and actuarial assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits may be significant).

The net book value of tangible capital assets of $107.3 billion (2015–16, $102.5 billion), see Note 9, is subject to uncertainty because of differences between estimated useful lives of the assets and their actual useful lives.

Personal income tax revenue estimate of $30.7 billion (2015–16, $31.1 billion), may be subject to subsequent revisions based on information available in the future related to past year tax return processing. Corporations tax revenues of $14.9 billion (2015–16, $11.4 billion), and Harmonized Sales Tax revenues of $24.8 billion (2015–16, $23.5 billion) are also subject to uncertainty for similar reasons.

The estimation of the Canada Health Transfer of $13.9 billion (2015–16, $13.1 billion) and Canada Social Transfer of $5.1 billion (2015–16, $5.0 billion), and Equalization Payments entitlements of $2.3 billion (2015–16, $2.4 billion), see Schedule 1, are subject to uncertainty because of variances between the estimated and actual Ontario share of the Canada-wide personal income and corporations tax base and population.

There is measurement uncertainty surrounding the estimation of liabilities for contaminated sites of $1.8 billion as at March 31, 2017 (2015–16, $1.8 billion), see Note 7. The Province may be responsible for cleanup costs that cannot be reasonably estimated due to several factors, including: insufficient information related to the nature and extent of contamination, timing of costs well into the future (e.g., unknown impacts of future technological advancements), the challenges of remote locations and unique contaminations.

60	Consolidated Financial Statements, 2016–2017

The Province’s investment in Ontario Power Generation (OPG) includes asset retirement obligations for fixed asset removal and nuclear waste management, discounted for the time value of money. These obligations are estimated based on the expected amount and timing of future cash expenditures based on plans for fixed asset removal and nuclear waste management. Such estimates are subject to uncertainty in the nature and extent of cost estimates, the timing of costs being incurred, changes in the discount rate applied to the cash flow estimates, and other unanticipated changes in fixed asset removal and nuclear waste management techniques.

Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available. By their very nature, estimates are subject to measurement uncertainty. Therefore, actual results may differ materially from the Province’s estimates.

(e) Significant Accounting Policies

Revenue

Tax revenues are recognized in the period in which the taxable event occurs and when they are authorized by legislation, or the ability to assess and collect the tax has been provided through legislative convention. Reported tax revenues include estimated revenues for the current period, adjustments between the estimated revenues of previous years and actual amounts, and revenues from reassessments relating to prior years. Reported amounts do not include estimates of unreported taxes or the impact of future reassessments.

Personal income tax revenue for the period is accrued based on an estimate of current year tax assessments (plus late-arriving assessments/reassessments for prior years) prorated from the federal Department of Finance’s Tax Sharing Statements and an estimate for the following tax year based on the First Estimate of Payments.

The Harmonized Sales Tax component of sales tax revenue is collected by the Government of Canada under a Comprehensive Integrated Tax Coordination Agreement and is remitted to the Province net of credits. The remittances are based on the federal Department of Finance’s best estimates, which are subject to periodic updates. The Province recognizes Harmonized Sales Tax revenues based on these federal estimates.

Accrued corporate income tax revenue for the period is based on estimated corporate taxpayers’ taxable income for the year. The estimate is based on an Ontario Ministry of Finance economic model projection, which leverages the historical relationship between aggregate taxable income and corporate profits.

PSAB 3510 distinguishes between tax concessions (relief of taxes paid), which are accounted for as revenue offsets, and transfers made through the tax system (financial benefits independent of taxes paid), which are reported as expenses.

Consolidated Financial Statements, 2016–2017	61

Refundable personal and corporate income tax credits constitute transfers made through the tax system that are reclassified as expenses to conform to the PSAB standard. To ensure that the reclassification is fiscally neutral, a corresponding increase is made to personal income tax revenue and corporations tax revenue. Non-refundable personal and corporate income tax credits constitute tax concessions (relief of taxes paid), which are accounted for as revenue offsets by crediting the related tax revenue.

Transfers from the Government of Canada are recognized as revenues in the period during which the transfer is authorized by the federal government and all eligibility criteria are met, except if the stipulations related to federal government funding creates an obligation that meets the definition of a liability. Once a liability is recognized, the transfer is recorded in revenue as the obligations related to these stipulations are met.

Other revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned. Amounts received prior to the end of the year that will be earned in a subsequent fiscal year are deferred and reported as liabilities (see “Liabilities”).

Expense

Expenses are recognized in the fiscal year that the events giving rise to the expenses occur and resources are consumed.

Transfer payments are recognized in the year that the transfer is authorized and all eligibility criteria have been met by the recipient. Any transfers paid in advance are deemed to have met all eligibility criteria.

Interest on debt includes: i) interest on outstanding debt (including BPS debt) net of interest income on investments and loans; ii) amortization of foreign exchange gains or losses; iii) amortization of debt discounts, premiums and commissions; iv) amortization of deferred hedging gains and losses; and v) debt servicing costs and other costs.

Employee future benefits, such as pensions, other retirement benefits and entitlements upon termination, are recognized as expenses over the years in which the benefits are earned by employees. These expenses are the government’s share of the current year’s cost of benefits earned in the period, interest on the net benefits’ liability or asset, amortization of actuarial gains or losses, gain/loss on plan amendments and other adjustments. A valuation allowance is recorded to write down the Province’s share of net pension assets when the government assesses it is not entitled to fully benefit from the net pension asset.

Other employee future benefits are recognized in the period in which the event that obligates the government occurs or in the period in which the benefits are earned by employees.

The costs of buildings, transportation infrastructure, vehicles, aircraft, leased capital assets, machinery, equipment and information technology infrastructure and systems owned by the Province and its consolidated organizations are amortized and recognized as expenses over their estimated useful lives on a straight-line basis.

62	Consolidated Financial Statements, 2016–2017

Liabilities

Liabilities are recorded to the extent that they represent present obligations of the government to outside parties as a result of events and transactions occurring prior to the end of the fiscal year. The settlement of liabilities will result in the sacrifice of economic benefits in the future.

Liabilities include obligations to make transfer payments to organizations and individuals, present obligations for environmental costs, probable losses on loan guarantees issued by the government and contingencies when it is likely that a loss will be realized and the amount can be reasonably determined.

Liabilities also include obligations to GBEs.

Deferred revenue represents unspent externally restricted receipts from the Federal Government or other third parties. Deferred revenues are recorded into revenue in the period in which the amounts received are used for the purposes specified or all external restrictions are satisfied. Deferred capital contributions represent the unamortized amount of contributions received from the federal government and other third parties to construct or acquire tangible capital assets. These contributions are recognized as deferred capital contributions and recorded into revenue over the useful life of the tangible capital assets based on the relevant stipulations of the contributions taken together with the actions and communications of the Province.

Alternative Financing and Procurement (AFP) refers to the Province using private-sector partners to procure and finance infrastructure assets. Assets procured via AFP are recognized as tangible capital assets and the related obligations are recognized as other long-term financing liabilities in these financial statements as the assets are constructed.

Debt

Debt consists of treasury bills, commercial paper, medium- and long-term notes, savings bonds, debentures and loans.

Debt denominated in foreign currencies that has been hedged is recorded at the Canadian dollar equivalent using the rates of exchange established by the terms of the hedge agreements. Other foreign currency-denominated debt is translated to Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity.

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives for the purpose of managing risk associated with interest cost. The Province does not use derivatives for speculative purposes. Gains or losses arising from derivative transactions are deferred and amortized over the remaining life of the related debt issue.

Consolidated Financial Statements, 2016–2017	63

Pensions and Other Employee Future Benefits

The liabilities (net assets) for pensions and other employee future benefits are calculated on an actuarial basis using the government’s best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, and, where applicable, the government’s borrowing rate. When actual plan experience of pensions, other retirement benefits and termination pay differs from that expected, or when assumptions are revised, actuarial gains and losses arise. These gains and losses are amortized over the expected average remaining service life of plan members for each respective plan.

Liabilities (net assets) for selected employee future benefits (such as pensions, other retirement benefits and termination pay) represent the government’s share of the actuarial present values of benefits attributed to services rendered by employees and former employees, less its share of the market-related value of plan assets. The market-related values are determined in a rational and systematic manner so as to recognize market value asset gains and losses over a period of up to five years. In addition, the liability includes the Province’s share of the unamortized balance of actuarial gains or losses.

Assets

Assets are resources controlled by the government from which it has reasonable expectation of deriving future benefit. Assets are recognized in the year the transaction or event gives rise to the government’s control of the benefit.

Financial Assets

Financial assets are resources that can be used to discharge existing liabilities or finance future operations. They include cash and cash equivalents, investments, accounts receivable, loans receivable, net pension assets, advances and investments in GBEs.

Cash and cash equivalents include cash or other short-term, liquid, low-risk instruments that are readily convertible to cash, typically within three months or less.

Investments include temporary investments and portfolio investments. Temporary investments are recorded at the lower of cost or market value. Portfolio investments are recorded at the lower of cost or their estimated net realizable value.

Accounts receivables are recorded at cost. A valuation allowance is recorded when collection of the receivable is considered doubtful.

Loans receivable are initially recorded at cost. A valuation allowance is recorded when collection of the loan receivable, or any part thereof, is considered doubtful.

64	Consolidated Financial Statements, 2016–2017

Loans receivable include loans to GBEs and loans under the student loans program and advanced manufacturing investment program. Loans receivable with significant concessionary terms are considered in part to be grants and are recorded on the date of issuance at face value discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan or when the concession is provided. The amount of the loan discount is amortized to revenue over the term of the loan.

Investment in GBEs represents the net assets of GBEs recorded on the modified equity basis as described under Principles of Consolidation.

Tangible Capital Assets and Non-Financial Assets

Tangible capital assets are recorded at historical cost less accumulated amortization. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment of tangible capital assets. Cost includes overheads directly attributable to construction and development, as well as interest related to financing during construction. Tangible capital assets, except land, are amortized over the estimated useful lives of the assets on a straight-line basis.

Maintenance and repair costs are recognized as an expense when incurred. Betterments or improvements that significantly increase or prolong the service life or capacity of a tangible capital asset are capitalized.

Non-financial assets also include prepaid expenses and inventory of supplies.

2. Debt

The Province borrows in both domestic and international markets. Debt of $333.1 billion, as at March 31, 2017 (2015–16, $327.4 billion), is composed mainly of bonds and debentures issued in the short- and long-term domestic- and international-public capital markets and non-public debt held by certain federal and provincial public sector pension funds. Debt presented in this note comprises Debt Issued for Provincial Purposes of $312.7 billion (2015–16, $303.1 billion) and Ontario Electricity Financial Corporation (OEFC) Debt of $20.4 billion (2015–16, $24.4 billion). The following table presents the maturity schedule of the Province’s outstanding debt, by currency of repayment, expressed in Canadian dollars, and reflects the effects of related derivative contracts. See Note 4 for debt of BPS organizations that are controlled and consolidated on a line-by-line basis.

Consolidated Financial Statements, 2016–2017	65

Debt As at March 31 ($ Millions)					2017	2016

Currency	Canadian Dollar	U.S. Dollar	Euro	Other Currencies[1]	Total	Total

Maturing in:

2017	–	–	–	–	–	$42,752

2018	28,393	10,462	385	–	$39,240	17,795

2019	12,141	9,186	–	654	21,981	22,352

2020	16,058	6,149	4,764	532	27,503	24,401

2021	14,124	4,596	1,652	1,476	21,848	21,922

2022	14,452	5,971	–	–	20,423	–

1–5 years	85,168	36,364	6,801	2,662	130,995	129,222

6–10 years	70,997	3,742	5,009	900	80,648	82,338

11–15 years	15,947	–	–	–	15,947	14,598

16–20 years	17,911	–	–	–	17,911	17,732

21–25 years	37,192	–	80	–	37,272	27,879

26–50[2] years	50,329	–	–	–	50,329	55,644

Total[3,4]	277,544	40,106	11,890	3,562	$333,102	$327,413

Debt Issued for Provincial Purposes[5]	257,826	39,737	11,711	3,406	312,680	303,055

OEFC Debt	19,718	369	179	156	20,422	24,358

Total	277,544	40,106	11,890	3,562	$333,102	$327,413

Effective Interest Rates (Weighted Average)

2017	3.79%	1.84%	3.48%	3.15%	3.54%	–

2016	3.92%	1.98%	3.37%	3.49%	–	3.62%

 [1] Other currencies comprise the Australian dollar, Japanese yen and Swiss franc.

 [2] The longest term to maturity is to June 2, 2062.

 [3] Total foreign currency-denominated debt as at March 31, 2017, was $55.6 billion (2015–16, $61.4 billion). Of that, $54.8 billion or 98.6 per cent (2015–16, $60.4 billion or 98.4 per cent) was fully hedged to Canadian dollars. The remaining 1.4 per cent (2015–16, 1.6 per cent) of foreign debt was unhedged as follows: $238 million (2015–16, $425 million) Japanese yen-denominated debt and $531 million (2015–16, $540 million) Swiss franc-denominated debt. Unhedged foreign currency debt as a percentage of total debt was 0.2 per cent (2015–16, 0.3 per cent).

 [4] Total debt includes issues totaling nil (2015–16, $0.5 billion), which have embedded options exercisable by either the Province or the bondholder under specific conditions.

 [5] As at March 31, 2017, debt issued for provincial purposes purchased and held by the Province denominated in Canadian and U.S. dollars at its Canadian dollar equivalent includes long-term debt of $5.7 billion (2015–16, $4.3 billion) and nil (2015–16, $1.3 billion), and short-term debt of $3.1 billion (2015–16, $2.0 billion) and nil (2015–16, nil).

66	Consolidated Financial Statements, 2016–2017

Debt As at March 31 ($ Millions)	2017	2016

Debt Payable to/of:
Public Investors	$321,442	$315,443
Canada Pension Plan Investment Board	10,233	10,233
Ontario Immigrant Investor Corporation	492	709
School Board Trust Debt	652	674
Canada Mortgage and Housing Corporation	283	354

Total	$333,102	$327,413

Fair value of debt outstanding approximates the amounts at which debt instruments could be exchanged in a current transaction between willing parties. In valuing the Province’s debt, fair value is estimated using discounted cash flows and other valuation techniques and is compared to public market quotations where available. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

The estimated fair value of debt as at March 31, 2017, was $373.3 billion (2015–16, $375.6 billion). This is higher than the book value of $333.1 billion (2015–16, $327.4 billion) because current interest rates are generally lower than the interest rates at which some of the debt was issued. The fair value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt

A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards. The Trust issued 30-year sinking fund debentures amounting to $891 million, and provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Province related to this debt. An annual transfer payment is made by the Ministry of Education to the Trust’s sinking fund under the School Board Operating Grant program to retire the debt over 30 years. This debt, recorded net of the sinking fund of $239 million (2015–16, $217 million), is reflected in the Province’s debt.

3. Risk Management and Derivative Financial Instruments

The Province employs various risk management strategies and operates within strict risk exposure limits to ensure that exposure to financial risk is managed in a prudent and cost-effective manner. A variety of strategies are used, including the use of derivative financial instruments (“derivatives”).

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to hedge interest rate risk and currency risk.

Consolidated Financial Statements, 2016–2017	67

Hedges are created primarily through swaps, which are legal contracts under which the Province agrees with another party to exchange cash flows based on one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more cost-effective characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures and options.

Foreign Currency Risk

Foreign exchange or currency risk is the risk that foreign currency debt principal and interest payments and foreign currency transactions will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, the Province uses derivative contracts including forward foreign exchange contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar cash flows. Most of the derivative contracts hedge the underlying debt by matching all the critical terms to achieve effectiveness. The term of forward foreign exchange contracts used for hedging is usually shorter than the term of the underlying debt, however hedge effectiveness is maintained by continuously rolling the forward foreign exchange contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

The current market risk policy allows the amount of unhedged foreign currency debt principal net of foreign currency holdings to reach a maximum of 5 per cent of Total Debt Issued for Provincial Purposes and OEFC. At March 31, 2017, the respective unhedged levels were 0.2 and nil per cent (2015–16, 0.3 and nil per cent). As of March 31, 2017, unhedged debt was limited to debt issued in Japanese yen and Swiss francs. A one-Japanese yen appreciation of the Japanese currency, relative to the Canadian dollar, would result in unhedged debt denominated in Japanese yen increasing by $2.9 million (2015–16, $5.0 million) and a corresponding increase in interest on debt of $1.0 million (2015–16, $1.3 million). A one-Swiss rappen appreciation of the Swiss currency, relative to the Canadian dollar, would result in unhedged debt denominated in Swiss francs increasing by $7.1 million (2015–16, $7.4 million) and a corresponding increase in interest on debt of $2.5 million (2015–16, $2.1 million). Total foreign exchange losses recognized in the Statement of Operations for 2016–17 were $23.2 million (2015–16, losses of $5.1 million).

Interest Rate Risk

Interest on debt expense may also vary as a result of changes in interest rates. In respect of Debt Issued for Provincial Purposes and OEFC debt, the risk is measured as interest rate resetting risk, which is the floating rate exposure plus fixed rate debt maturing within the next 12-month period net of liquid reserves as a percentage of Debt Issued for Provincial Purposes and OEFC debt, respectively.

68	Consolidated Financial Statements, 2016–2017

The current market risk policy limits net interest rate resetting risk for Debt Issued for Provincial Purposes and OEFC debt to a maximum of 35 per cent. At March 31, 2017, the net interest rate resetting risk for Debt Issued for Provincial Purposes and OEFC debt was 11.2 per cent and -3.1 per cent, respectively (2015–16, 10.9 per cent and 7.6 per cent). Based on net floating rate exposure at March 31, 2017, plus planned refinancing of maturing fixed rate debt to March 31, 2018, a one per cent (100 basis point) increase in interest rates would result in an increase in interest on debt of approximately $300 million (2015–16, $350 million).

Liquidity Risk

Liquidity risk is the risk that the Province will not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves: that is, cash and temporary investments (Note 8), adjusted for collateral (Note 13), at levels that are expected to meet future cash requirements and give the Province flexibility in the timing of issuing debt. Pledged assets are considered encumbered for liquidity purposes while collateral held that can be sold or repledged is a source of liquidity. In addition, the Province has short-term note programs as alternative sources of liquidity.

Credit Risk

The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the Province has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio, measured through the replacement value of derivative contracts, as at March 31, 2017.

Credit Risk Exposure As at March 31 ($ Millions)	2017	2016

Gross Credit Risk Exposure	$7,248	$9,774
Less: Netting	(4,981)	(7,252)

Net Credit Risk Exposure	2,267	2,522

Less: Collateral Received (Note 13)	(2,124)	(1,712)

Net Credit Risk Exposure (Net of Collateral)	$143	$810

The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high-credit-quality counterparties and regularly monitoring compliance to credit limits. In addition, the Province enters into contractual agreements (“master agreements”) that provide for termination netting and, if applicable, payment netting with most of its counterparties. Gross Credit Risk Exposure represents the loss that the Province would incur if every counterparty to which the Province had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net Credit Risk Exposure is the loss including the mitigating impact of these netting provisions. Net Credit Risk Exposure (Net of Collateral) is the potential loss to the Province further mitigated by the collateral received from counterparties.

Consolidated Financial Statements, 2016–2017	69

Derivative Portfolio Notional Value

The table below presents a maturity schedule of the Province’s derivatives, by type, outstanding as at March 31, 2017, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

Derivative Portfolio Notional Value and Fair Value of Derivatives As at March 31								Notional Value		Fair Value

($ Millions)								2017	2016	2017	2016

Maturity in Fiscal Year	2018	2019	2020	2021	2022	6–10 Years	Over 10 Years	Total	Total	Total	Total

Swaps:

Interest Rate[1]	12,828	16,706	15,696	10,456	10,137	12,477	6,885	85,185	100,799	(2,334)	(2,589)

Cross Currency	4,577	4,543	12,138	8,166	655	10,612	80	40,771	47,625	3,686	6,366

Forward Foreign Exchange Contracts	30,644	–	–	–	–	–	–	30,644	31,027	107	(1,776)

Swaptions[2]	–	–	–	–	–	–	–	–	500	–	–

Total	$48,049	$21,249	$27,834	$18,622	$10,792	$23,089	$6,965	$156,600	$179,951	$1,459	$2,001

[1] Includes $3.9 billion (2015–16, $4.0 billion) of interest rate swaps related to loans receivable held by a consolidated entity and $0.5 billion (2015–16, $4.9 billion) related to short-term investments held by the Province.

[2] See glossary for definition.

4. Other Long-Term Financing

Other long-term financing comprises the total debt of the BPS organizations and obligations under AFP arrangements.

Other Long-Term Financing of $13.7 billion, as at March 31, 2017 (2015–16, $14.1 billion), includes BPS debt of $5.0 billion (2015–16, $5.0 billion), BPS AFP obligations of $5.6 billion (2015–16, $5.4 billion) and direct provincial AFP obligations of $3.1 billion (2015–16, $3.7 billion).

5. Deferred Revenue and Capital Contributions

In 2010–11, the Province renewed its long-standing business partnership with Teranet Inc. by extending Teranet’s exclusive licences to provide electronic land registration and writs services in Ontario for an additional 50 years. The Province received approximately a $1.0 billion upfront payment for the transaction, which is amortized into revenue over the life of the contract.

70	Consolidated Financial Statements, 2016–2017

The Province provides a two-year vehicle licence plate renewal option and multi-year driver licence renewals (two years for seniors and five years for all others). Amounts received under these multi-year renewals are recognized as revenue over the periods covered by the licences.

Deferred capital contributions represent the unamortized portion of tangible capital assets or liabilities to construct or acquire tangible capital assets from specific-purpose funding received from the Government of Canada, municipalities or third parties. Deferred capital contributions are recorded in revenue over the estimated useful life of the underlying tangible capital asset when the tangible capital asset is placed in service.

Deferred Revenue and Capital Contributions As at March 31 ($ Millions)	2017	2016
Deferred Revenue:

Teranet	$890	$923

Vehicle and Driver Licences	1,073	972

Other	2,321	1,973
Total Deferred Revenue	4,284	3,868
Deferred Capital Contributions	7,254	6,911

Total	$11,538	$10,779

6. Pensions and Other Employee Future Benefits

Pensions and Other Employee Future Benefits Liability (Asset)
As at March 31 ($ Millions)	2017	2016	2017	2016
	Pensions	Pensions (Restated — See Note 16)	Other Employee Future Benefits	Other Employee Future Benefits

Obligation for benefits	$124,700	$118,448	$10,915	$10,999

Less: plan fund assets	(149,851)	(140,834)	(562)	(562)

(Excess)/Deficiency of assets over obligations[1,2]	(25,151)	(22,386)	10,353	10,437

Unamortized actuarial gains	14,104	13,074	125	314

Accrued liability (asset)	(11,047)	(9,312)	10,478	10,751

Valuation allowance[3]	14	–	–	–

Total Liability (Net Asset)	($11,033)	($9,312)	$10,478	$10,751
[1]	This amount comprises $26,733 million pertaining to pension plans with excess assets over obligations and $1,582 million pertaining to pension plans with excess obligations over assets (2015–16, $23,940 million pertaining to pension plans with excess assets over obligations and $1,554 million pertaining to pension plans with excess obligations over assets).

[2]	All other employee future benefits have excess obligations over assets.

[3]	The valuation allowance is related to the net pension assets for the Colleges of Applied Arts and Technology Pension Plan (CAATPP), a multi-employer defined benefit plan.

Consolidated Financial Statements, 2016–2017	71

Pensions and Other Employee Future Benefits Expense
For the year ended March 31 ($ Millions)	2017	2017	2017	2016
	Pensions	Other Employee Future Benefits	Total	Total — See Note 16)

Cost of benefits	$3,555	$784	$4,339	$4,220

Amortization of actuarial gains	(849)	(30)	(879)	(452)

Employee and other employers’ contributions	(325)	–	(325)	(318)

Cost (Gain) on plan amendment or curtailment	51	(3)	48	(43)

Recognition of unamortized experience gains	(51)	–	(51)	(77)

Interest (income) expense	(1,317)	207	(1,110)	(731)

Valuation allowance[2]	14	–	14	–

Total[1]	$1,078	$958	$2,036	$2,599

 [1]  Total Pensions and Other Employee Future Benefits Expense is reported in Schedule 3. The Teachers’ Pension recovery of $377 million (2015–16, expense of $110 million) is included in the Education expense in the Consolidated Statement of Operations and is disclosed separately in Schedule 4. The pension expense of the Healthcare of Ontario Pension Plan of $592 million (2015–16, $747 million) is included in the Health expense in the Consolidated Statement of Operations. The pension expense of the Colleges of Applied Arts and Technology Pension Plan of $208 million (2015–16, $190 million) is included in the Postsecondary and Training expense in the Consolidated Statement of Operations. The Public Service and OPSEU Pension expense of $701 million (2015–16, $696 million) and Other Employee Future Benefits — Retirement Benefits expense of $283 million (2015–16, $393 million) are included in the General Government and Other expense in the Consolidated Statement of Operations, and is classified in Employee and Pensioner Benefits in Schedule 4. The remainder of Other Employee Future Benefits expense and Retirement Benefits from BPS organizations is included in the relevant ministries’ expenses in Schedule 4.

 [2]  The valuation allowance is related to the net pension assets for the Colleges of Applied Arts and Technology Pension Plan (CAATPP), a multi-employer defined benefit plan.

Pensions

The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP) and a joint sponsor of the Ontario Public Service Employees Union Pension Plan (OPSEUPP) and the Ontario Teachers’ Pension Plan (OTPP). These three plans are contributory defined benefit plans that provide Ontario government employees and elementary and secondary school teachers and administrators with a guaranteed amount of retirement income. Benefits are based primarily on the best five-year average salary of members and their length of service, and are indexed to changes in the Consumer Price Index to provide protection against inflation. Plan members normally contribute 7 to 11 per cent of their salaries to these plans. The Province matches these contributions. The obligations for benefits and plan fund assets for OTPP and OPSEUPP exclude those employers not consolidated by the Province.

The Province changed its accounting for the net assets of jointly sponsored pension plans as described in Note 16.

72	Consolidated Financial Statements, 2016–2017

The Province is also responsible for sponsoring the Public Service Supplementary Benefits Plan and the Ontario Teachers’ Retirement Compensation Arrangement. Expenses and liabilities of these plans are included in the Pensions Expense and Pensions Liability reported in the above tables.

In addition to the Provincially sponsored plans, pension benefits for employees in the hospital and colleges sectors are provided by the Healthcare of Ontario Pension Plan (HOOPP) and the Colleges of Applied Arts and Technology Pension Plan (CAATPP) respectively, and are included in these financial statements.

HOOPP is a multi-employer pension plan covering employees of Ontario’s health care community. CAATPP is a multi-employer pension plan covering employees of the Colleges of Applied Arts and Technology in Ontario, the Ontario College Application Services and the Ontario College Library Services. Both of these plans are accounted for as multi-employer defined benefit plans that provide eligible members with a retirement income based on a formula that takes into account a member’s earnings history and length of service in the plan. The plans are financed by contributions from participating members and employers, and by investment earnings.

The obligation for benefits and plan fund assets of the above plans is based on actuarial accounting valuations that are performed annually. Funding of these plans is based on statutory actuarial funding valuations undertaken at least once every three years.

The Province records a percentage of the net obligation of HOOPP and net asset of CAATPP, based on the ratio of employer to employee contributions and excludes those employers not consolidated by the Province.

The Province does not have control or joint control over the decisions regarding contribution levels or benefit changes for either the HOOPP or CAATPP multi-employer plans, as the Province is not a member of the committees responsible for these decisions. Therefore, a valuation allowance will be recorded to write down the net asset position in these plans, if any, until the net pension assets are used to reduce future contributions.

Consolidated Financial Statements, 2016–2017	73

Information on contributory defined benefit plans is as follows:

	OTPP	PSPP	OPSEU	HOOPP	CAATPP

Government’s Best Estimates as of December 31, 2016

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%

Salary escalation rate	2.75%	2.75%	2.75%	4.00%	3.25%

Discount rate and expected rate of return on pension assets	6.00%	5.75%	5.90%	5.75%	5.75%

Actual return on pension assets	4.20%	8.10%	5.43%	10.35%	8.00%

Accounting Actuarial Valuation as of December 31, 2016

Market value of pension fund assets[1] ($ millions)	85,245	24,381	9,024	33,294	4,691

Market-related value of assets[1] ($ millions)	81,582	23,675	8,781	31,339	4,474

Employer contributions[2] ($ millions)	1,643	406	237	962	210

Employee contributions[3] ($ millions)	1,630	339	245	820	216

Benefit payments[1] (including transfers to other plans) ($ millions)	2,810	1,245	426	1,006	220

Number of active members (approximately)	182,000	42,000	44,000	206,000	28,000

Average age of active members	42.6	45.6	45.1	44.8	47.9

Expected remaining service life of the employees (years)	15.2	10.8	12.5	12.8	12.9

Number of pensioners including survivors (approximately)	136,000	38,000	36,000	95,000	15,000

Government’s Best Estimates as of December 31, 2015

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%

Salary escalation rate	3.00%	3.00%	3.00%	4.25%	3.00%

Discount rate and expected rate of return on pension assets	6.25%	6.00%	6.25%	5.75%	6.00%

Actual return on pension assets	13.00%	6.14%	8.00%	5.12%	8.10%

Accounting Actuarial Valuation as of December 31, 2015

Market value of pension fund assets ($ millions)	83,229	23,075	8,717	30,498	4,301

Market-related value of assets ($ millions)	77,597	21,886	8,690	28,628	4,033

Employer contributions[2] ($ millions)	1,600	400	232	930	202

Employee contributions[3] ($ millions)	1,588	318	228	776	207

Benefit payments (including transfers to other plans) ($ millions)	2,719	1,176	425	918	205

 [1]  Reflects the Province’s share, which excludes those employers not consolidated by the Province.

 [2]  Employer contributions paid during the Province’s fiscal year. Employer contributions excludes employers’ contributions made by non-consolidated agencies participating in PSPP and OPSEU, and excludes employers’ contributions to OTPP. PSPP employer contributions includes special payments of $99 million (2015–16, $99 million).

 [3]  Employee contributions paid during the calendar year; excludes contributions of employees employed by non-consolidated agencies.

74	Consolidated Financial Statements, 2016–2017

Other Employee Future Benefits

Other Employee Future Benefits are non-pension retirement benefits, post-employment benefits, compensated absences and termination benefits.

Non-Pension Retirement Benefits

The Province provides dental, basic life insurance, supplementary health and hospital benefits to eligible retired employees through a group insured benefit plan. Certain Public Service Pension Plan members, and OPSEU Pension Plan members who had not accrued the minimum eligibility requirement of ten years of pension service before January 1, 2017, are now required to have 20 years of pension service and retire to an immediate unreduced pension to be eligible to receive the post-retirement insured benefits. Further, such eligible members who commenced receipt of a pension on or after January 1, 2017, have the option to either participate in the current legacy post-retirement insured benefits plan and pay 50 per cent of the premium costs, or to participate in the new retiree-focused post-retirement benefits plan, at no cost to the member.

Optional enrolment in the retiree focused plan, at full cost to the retiree, is also available to employees hired before January 1, 2017, and who later retire to an immediate unreduced pension based on a minimum ten years of pension service, and employees hired on and after January 1, 2017, who later retire to an immediate unreduced pension based on a minimum 20 years of pension service.

The liability for non-pension retirement benefits of $8.1 billion as at March 31, 2017 (2015–16, $8.3 billion), is included in the Other Employee Future Benefits Liability. The expense for 2016–17 of $279 million (2015–16, $422 million) is included in the Other Employee Future Benefits Expense.

The discount rate used in the non-pension retirement benefits calculation for 2016–17 is 3.25 per cent (2015–16, 3.40 per cent). The discount rate used by BPS organizations in the non-pension retirement benefits calculation for 2016–17 ranges from 2.00 per cent to 6.00 per cent (2015–16, 2.35 per cent to 5.75 per cent).

Post-Employment Benefits, Compensated Absences and Termination Benefits

The Province provides, on a self-insured basis, workers’ compensation benefits, long-term disability benefits and regular benefits to employees who are on long-term disability.

For all other employees subject to terms set out in collective agreements, and in the Management Board of Cabinet Compensation Directive as applicable, the Province provides termination pay equal to one week’s salary for each year of service up to a maximum of 50 per cent of their annual salary. Employees who have completed one year of service but less than five years are also entitled to termination pay in the event of death, retirement or release from employment. All employees who resign are not eligible for any severance pay in respect to service after December 2011.

Consolidated Financial Statements, 2016–2017	75

During the previous year, the Province eliminated termination pay entitlement upon retirement for Ontario Public Service Employee Union (OPSEU) employees hired on or after January 1, 2013. For OPSEU employees who retired after December 31, 2016, service accrued was capped at December 31, 2016, and any termination payments on retirement after January 1, 2016, will be paid based on salary in effect on December 31, 2016. A plan-curtailment gain of $128 million and recognition of net unamortized gains of $22 million was included in the fiscal year 2015–16 Other Employee Future Benefits.

The total post-employment benefits liability of $2.4 billion as at March 31, 2017 (2015–16, $2.5 billion), is included in the Other Employee Future Benefits Liability. The total post-employment benefits expense of $679 million in 2016–17 (2015–16, $434 million post-employment benefit expense) is included in the Other Employee Future Benefits Expense.

The discount rate used in the post-employment benefits, compensated absences and termination benefits calculations for 2016–17 is 2.55 per cent (2015–16, 2.70 per cent). The discount rate used by BPS organizations for the post-employment benefits in 2016–17 ranges from 2.00 per cent to 6.50 per cent (2015–16, 2.35 per cent to 6.75 per cent).

7. Other Liabilities

Other Liabilities As at March 31 ($ Millions)	2017	2016

Power Purchase Contracts	$178	$307

Liabilities for Contaminated Sites	1,812	1,751

Other Funds and Liabilities	4,377	4,290

Total	$6,367	$6,348

Power Purchase Contracts

Power purchase contracts and related loan agreements were entered into by the former Ontario Hydro with non-utility generators (NUGs) located in Ontario. The contracts provided for the purchase of power at prices that were expected to be in excess of the future market price. Accordingly, the Ontario Electricity Financial Corporation (OEFC), as the legal continuation of Ontario Hydro, recorded a liability of $4.3 billion on a discounted cash-flow basis when Ontario Hydro was continued as OEFC on April 1, 1999. OEFC began receiving actual contract prices for power from ratepayers effective January 1, 2005, and therefore OEFC is amortizing this liability to revenue on annual basis. The decrease in the liability for power purchase contracts was $129 million (2015–16, $172 million), recorded to revenue, decreasing the outstanding power purchase contract liability as at March 31, 2017, to $178 million (2015–16, $307 million).

During the year ended March 31, 2017, OEFC’s cost under power supply contracts totaled $838 million (2015–16, $875 million). These costs were recovered from electricity ratepayers (as shown in Schedules 1, 3 and 4).

76	Consolidated Financial Statements, 2016–2017

Liabilities for Contaminated Sites

The Province reports environmental liabilities related to the management and remediation of contaminated sites where the Province is obligated or likely obligated to incur such costs. A contaminated sites liability of $1,812 million (2015–16, $1,751 million) has been recorded based on environmental assessments or estimations for those sites where an assessment has not been conducted.

The Province’s ongoing efforts to assess contaminated sites may result in additional environmental remediation liabilities related to newly identified sites, or changes in the assessments or intended use of existing sites, including mine sites. Any changes to the Province’s liabilities for contaminated sites will be accrued in the year in which they are assessed as likely and reasonably estimable.

Other Funds and Liabilities

Other funds and liabilities include pension and benefit funds related to the Provincial Judges’ Pension Fund, the Public Service, the Justice of the Peace, the Deputy Ministers’ and the Case Management Masters Supplementary Benefit Accounts, externally restricted funds and other long-term liabilities.

Consolidated Financial Statements, 2016–2017	77

8. Investments

Investments As at March 31 ($ Millions)	2017	2016

Temporary Investments	$12,307	$16,112

Add: Assets Purchased under Resale Agreements	6,364	4,657

Less: Assets Sold under Repurchase Agreements	(2,753)	(1,008)

Total Temporary Investments	$15,918	$19,761

Other Investments	2,065	2,004

Total Investments	$17,983	$21,765

Temporary Investments

Temporary investments primarily consist of investments in government bonds, including $8.8 billion (2015–16, $7.6 billion) of bonds and treasury bills issued by the Province of Ontario. These bonds and treasury bills are included in total debt outstanding in the schedule in Note 2. The fair value of temporary investments, including assets purchased and sold under resale and repurchase agreements at March 31, 2017, is $15.9 billion (2015–16, $19.8 billion). Fair value is determined using quoted market prices.

A resale agreement is an agreement between two parties where the Province purchases and subsequently resells a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties where the Province sells and subsequently repurchases a security at a specified price on a specified date.

Other Investments

Other investments represent the investments held by BPS organizations. These investments primarily consist of fixed-income securities. The fair value of these investments approximates book value.

78	Consolidated Financial Statements, 2016–2017

9. Tangible Capital Assets

Tangible Capital Assets As at March 31 ($ Millions)
	Land	Buildings	Transportation Infrastructure	Machinery and Equipment	Information Technology	Other	2017	2016

Cost

Opening Balance	14,651	76,914	32,769	12,164	6,097	6,747	149,342	141,056

Additions	701	3,038	3,659	695	860	1,092	10,045	10,922

Disposals	13	125	549	229	139	51	1,106	2,636

Closing Balance	15,339	79,827	35,879	12,630	6,818	7,788	158,281	149,342

Accumulated Amortization

Opening Balance	–	23,484	8,907	9,171	3,392	1,852	46,806	43,991

Additions	–	2,304	1,321	711	638	241	5,215	4,913

Disposals	–	79	545	224	137	43	1,028	2,098

Closing Balance	–	25,709	9,683	9,658	3,893	2,050	50,993	46,806

Net Book Value

2017	15,339	54,118	26,196	2,972	2,925	5,738	107,288	–

2016	14,651	53,430	23,862	2,993	2,705	4,895	–	102,536

Land includes land acquired for transportation infrastructure, parks, buildings and other program use, and land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

Buildings include administrative and service structures, and dams and engineering structures.

Transportation Infrastructure includes provincial highways, railways, bridges and related structures and facilities, but excludes land and buildings.

Machinery and Equipment consists mainly of hospital equipment.

Information Technology consists of computer hardware and software.

Other includes leased assets, vehicles, aircraft and other miscellaneous tangible capital assets owned by the government and its consolidated organizations.

Works of art and historical treasures are excluded from tangible capital assets.

Consolidated Financial Statements, 2016–2017	79

Assets under construction have been included within the various asset categories presented above. The total value of assets under construction as at March 31, 2017, is $12.2 billion (2015–16, $11.8 billion). Capitalized interest for the fiscal year 2016–17 is $158 million (2015–16, $165 million).

All tangible capital assets, except assets under construction, land and land improvements with an indefinite life, are being amortized on a straight-line basis over their estimated useful lives. Amortization expense for the fiscal year 2016–17 totaled $5.2 billion (2015–16, $4.9 billion). The useful lives of the Province’s tangible capital assets have been estimated as:

Buildings	20 to 40 years

Dams and Engineering Structures	20 to 80 years

Transportation Infrastructure	10 to 75 years

Machinery and Equipment	3 to 20 years

Information Technology	3 to 15 years

Other	3 to 30 years

10.  Changes in the Fair Value of Ontario Nuclear Funds

The Ontario Nuclear Funds Agreement (ONFA) Funds were established by Ontario Power Generation Inc. (OPG) and the Province to ensure that sufficient funds will be available to pay for the costs of nuclear station decommissioning and nuclear used fuel waste management.

Since April 1, 2007, the fair value of ONFA Funds has been reflected in the Province’s Consolidated Financial Statements. Unrealized gains and losses of ONFA Funds are included in Investment in Government Business Enterprises and recorded as an Increase (Decrease) in Fair Value of Ontario Nuclear Funds in the Consolidated Statement of Change in Net Debt and the Consolidated Statement of Change in Accumulated Deficit. Realized gains and losses of ONFA Funds are included in Income from Investment in Government Business Enterprises. Inter-organizational balances related to ONFA Funds are eliminated.

ONFA Funds incurred unrealized gains in 2016–17 of $1,094 million (2015–16, unrealized losses of $1,003 million) that resulted in an increase in Investment in Government Business Enterprises and a corresponding decrease in Net Debt and Accumulated Deficit.

80	Consolidated Financial Statements, 2016–2017

11.  Sale of Hydro One Common Shares (Secondary Offering)

In April 2016, the Province sold 14 per cent of Hydro One’s common shares at a price of $23.65 per common share, through a secondary offering generating gross proceeds of approximately $2 billion. As of March 31, 2017, the Province owned approximately 70 per cent of Hydro One’s common shares. An accounting gain of $538 million was recognized in the 2016–17 financial results in connection with the sale of Hydro One common shares. (See Note 18 for information on additional sale of shares in May 2017).

An additional gain of $70 million was deferred in connection with a purchase by Ontario Power Generation (OPG) of 9 million common shares of Hydro One through the secondary offering. OPG purchased these shares to distribute to eligible OPG employees represented by the Power Workers’ Union and The Society of Energy Professionals as part of future share-delivery obligations under the collective agreements. This deferred gain will be recognized as revenue as the Hydro One common shares are distributed to qualifying OPG employees for up to a 15-year period starting in 2018. There is no agreement between OPG and the Province with respect to Hydro One common shares or the voting of those shares. Although the Province is the sole shareholder of OPG, it does not intend to influence OPG as it pertains to its voting rights of these shares.

A summary of key direct components of the secondary offering of Hydro One shares include:

Secondary offering of Hydro One shares ($ Millions)
Total proceeds from the sale of shares	$1,970
Deferred gain on sale of shares to OPG	(70)
Transaction costs	(41)
Net proceeds from sale of Hydro One shares (net of transaction cost and gain on sale of shares to OPG)	1,859
Book value of shares sold (Schedule 9)	(1,321)
Gain on sale of shares recognized in 2016–17	$538

In the 2015–16 fiscal year the Province sold approximately 16 per cent of Hydro One’s common shares at a price of $20.50 per common share, through a public offering and through related share sales. As of March 31, 2016, the Province owned approximately 84 per cent of Hydro One’s common shares.

An accounting gain of $783 million was recognized in the 2015–16 financial results in connection with the sale of Hydro One shares. An additional gain of $48 million was deferred in connection with a sale of shares to electricity sector union trusts during the year and will be recognized as revenue as the loans provided to the trusts to purchase the shares are repaid ($1.5 million of this deferred gain was recognized as revenue in 2016–17).

Consolidated Financial Statements, 2016–2017	81

In conjunction with the disposition of Hydro One shares in fiscal 2015–16, Hydro One exited the Province’s payments in lieu of corporate income tax regime (corporate PILs regime) and became subject to federal and provincial corporate income taxes. Immediately before exiting the corporate PILs regime, Hydro One was deemed to have disposed of its assets for proceeds equal to the assets’ fair market value. As a result of this deemed disposition, before exiting the corporate PILs regime Hydro One had to make a payment under the Electricity Act, 1998, related to the income and capital gains arising from the difference between the assets’ fair value and tax value. This one-time payment to the Province, referred to as the “departure tax,” was $2.6 billion. Hydro One also paid the Province $191 million in additional corporate PILs in connection with leaving the corporate PILs regime. These one-time payments did not affect the Province’s annual deficit, as the additional revenue recognized by the Province was offset by an equal reduction in Hydro One’s net income, which was consolidated in the Province’s financial statements.

The transition into the federal and provincial corporate income tax regime also resulted in Hydro One eliminating a deferred tax liability and recognizing a deferred tax asset in 2015–16, which reflects reduced cash taxes payable by Hydro One for some period in the future. The Province’s proportionate share of the deferred tax benefit increased the Province’s revenues by $2.4 billion, and was reflected in Income from Government Business Enterprises.

82	Consolidated Financial Statements, 2016–2017

A summary of key direct components of the Hydro One initial public offering transactions, reflected in the 2015–16 financial results, include:

Hydro One Initial Public Offering ($ Millions)

Total proceeds from the sale of shares	$1,945
Deferred gain on sale of shares to electricity union trusts	(48)
Transaction costs	(43)

Net proceeds from sale of Hydro One shares (net of transaction cost and gain on sale of shares to electricity union trusts)	1,854
Book value of shares sold	(1,071)

Gain on sale of shares recognized in 2015–16	783
Electricity PILs Revenue (Schedule 1)	2,791
Hydro One departure tax expense and one-time PILs payment (offset to PILs Revenue) reflected in Income from GBEs	(2,791)
Portion of Hydro One deferred tax benefit recorded by the Province through HOL consolidation, reflected in Income from GBEs	2,392

Net impact on annual deficit in 2015–16	$3,175

12.  Sale of Hydro One Brampton Networks Inc.

In August 2015, Hydro One transferred all of the issued and outstanding shares of Hydro One Brampton to the Province as a dividend-in-kind. Hydro One also transferred to the Province all of the long-term intercompany debt plus accrued interest owed by Hydro One Brampton to Hydro One as a return of stated capital. The transfers were made to the newly formed Brampton Distribution Holdco Inc., creating a new government business enterprise for the Province. On February 28th, 2017, the Province, through Brampton Distribution Holdco Inc., sold its entire interest in Hydro One Brampton through a sale of shares to Alectra Utilities Corporation (Alectra). As a result, the Province recognized an accounting gain of $109 million in its Consolidated Financial Statements. A summary of key direct components of the sale of Hydro One Brampton Networks includes:

Sale of Hydro One Brampton Networks ($ Millions)

Total proceeds from the sale (excluding PILs)	$545.2
Transaction costs	(0.2)

Net proceeds from sale of Hydro One Brampton Networks	545.0
Book value of Hydro One Brampton Networks (Schedule 9)	(436)

Gain on sale recognized in 2016–17	$109

Subsequent to the sale of Hydro One Brampton Network, Brampton Distribution Holdco Inc. is no longer a government business enterprise and is classified as an Other Government Organization and consolidated on a line-by-line basis.

Consolidated Financial Statements, 2016–2017	83

13.  Contingent Liabilities

Obligations Guaranteed by the Province

The authorized limit for loans guaranteed by the Province as at March 31, 2017, was $1.4 billion (2015–16, $1.4 billion). The outstanding loans guaranteed and other contingencies amounted to $0.9 billion as at March 31, 2017 (2015–16, $1.0 billion). A provision of $1.8 million (2015–16, $3.4 million), based on an estimate of the likely loss arising from guarantees under the Student Support Programs, has been reflected in these financial statements.

Ontario Nuclear Funds Agreement

Under ONFA, the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds, for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically to reflect new developments in the management of nuclear used fuel waste.

As well, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the portion of the nuclear used fuel waste management segregated fund related to the fixed volume of used fuel. If the earnings on assets in that fund related to the fixed volume exceed the guaranteed rate, the Province is entitled to the excess.

Two agreements are in place to satisfy the Canadian Nuclear Safety Commission (CNSC) licensing requirements for financial guarantees in respect of OPG’s nuclear station decommissioning and nuclear waste management obligations. One agreement gives the CNSC access (in prescribed circumstances) to the segregated funds established under ONFA. The other agreement between the Province and the CNSC provides a direct provincial guarantee to the CNSC on behalf of OPG. This guarantee relates to the portion of the decommissioning and waste management obligations not funded by the estimated value of ONFA funds as at January 1, 2013. In return, the Province receives from OPG an annual fee equal to 0.5 per cent of the value of the guarantee. The provincial guarantee, for up to $1,551 million, is in effect from January 1, 2013, through the end of 2017, when the next reference plan for the CNSC is planned to be approved. In each of January 2016 and 2017, OPG paid a guarantee fee of $8 million to the Province based on the guarantee amount of $1,551 million.

Social Housing — Loan Insurance Agreements

For all non-profit housing projects in the provincial portfolio, the Province is liable to indemnify and reimburse the Canada Mortgage and Housing Corporation (CMHC) for any net costs, including any environmental liabilities, incurred as a result of project defaults through the Ministry of Municipal Affairs and Housing or the Ontario Mortgage and Housing Corporation.

84	Consolidated Financial Statements, 2016–2017

At March 31, 2017, there were $4.2 billion (2015–16, $5.0 billion) of mortgage loans outstanding. As operating subsidies provided by the Province are sufficient to ensure that all mortgage payments can be made when due, default is unlikely. To date, there have been no claims for defaults on insured mortgage loans.

Claims Against the Crown

There are claims outstanding against the Crown, of which 59 (2015–16, 70) are for amounts over $50 million. These claims arise from legal action, either in progress or threatened, in respect of Aboriginal land claims, breach of contract, damages to persons and property, and like items. The cost to the Province, if any, cannot be determined because the financial outcome of these actions is uncertain. For a detailed listing of claims against the ministries, refer to Volume 1, “Claims Against the Crown.”

On April 20, 2016, the Ontario Superior Court determined that Bill 115, the Putting Students First Act, 2012, was in contravention of the unions’ right to collective bargaining under the Charter of Rights and Freedoms. The Court did not impose a penalty on the Province, and directed that the parties attempt to negotiate a remedy. The impact on the 2015–16 Consolidated Financial Statements of the related accrual was based on the Province’s best estimation of the remedy amount on information available, the extent of which was not disclosed given that agreements had not been reached with all applicant parties. At March 31, 2017, not all of the applicant parties have reached an agreement with the Crown. One of the applicant parties has subsequently returned to court to decide on the remedy amount.

Canadian Blood Services

The provincial and territorial governments of Canada have entered into a Canadian Blood Services Excess Insurance Captive Support Agreement (the “Captive Support Agreement”) with Canadian Blood Services (CBS) and Canadian Blood Services Captive Insurance Company Limited (CBSI), a wholly owned subsidiary of CBS. Under the Captive Support Agreement, each government indemnifies CBSI for its pro-rata share of any payments that CBSI becomes obliged to make under a comprehensive blood risks insurance policy it provides to CBS. The policy has an overall limit of $750 million, which may cover settlements, judgments and defence costs. The policy is in excess of, and secondary to, a $250 million comprehensive insurance policy underwritten by CBS Insurance Company Limited, a subsidiary of CBS. Given current populations, Ontario’s maximum potential liability under the Captive Support Agreement is approximately $376 million. The Province is not aware of any proceedings that could lead to a claim against it under the Captive Support Agreement.

Legal Aid Ontario — Certificates

Legal Aid Ontario (LAO) issues certificates to individuals seeking legal aid assistance. Each certificate issued authorizes legal services to be performed within the tariff guidelines. At March 31, 2017, a potential $58.3 million (2015–16, $51.9 million) could still be incurred on certificates issued on or before March 31, 2017, over and above the billings received to date.

Consolidated Financial Statements, 2016–2017	85

Contaminated Sites

The Province has identified contingent liabilities related to 125 sites (2015–16, 125 sites) that may have potential liabilities of $365 million (2015–16, $365 million). A liability has not been recorded for these sites at the financial reporting date because either the likelihood of the government becoming responsible for the site is not determinable, the amount of the liability cannot be estimated, or both.

General Real Estate Portfolio — Lease Obligation

Prior to the amalgamation of Stadium Corporation of Ontario Limited (STADCO) with Infrastructure Ontario and the Ontario Realty Corporation on June 6, 2011, all assets, liabilities and operations of STADCO were transferred to the General Real Estate Portfolio (GREP), including ground leases dated June 3, 1989, with Canada Lands Company (CLC) for the SkyDome Lands and the sublease to Rogers Stadium Limited Partnership (sub-tenant). Under the terms of the ground lease, GREP is responsible for base rent, realty taxes, utilities and certain operating costs, which are assumed by the sub-tenant under the terms of the sub-lease. In the event of a default by the sub-tenant, the potential financial impact to GREP is estimated to be the base rent, in the range of $300 thousand to $400 thousand annually, plus realty taxes, utilities and certain operating costs.

Collateral

The Province has entered into securities repurchase agreements and collateralized swap agreements with certain counterparties. Under the terms of those agreements, the Province may be required to pledge and/or receive assets relating to obligations to the counterparties. In the normal course of business, these pledged securities will be returned to the pledgor when there are no longer any outstanding obligations.

As at March 31, 2017, the Province pledged assets in the carrying amount of $105 million (2015–16, $33 million), which are included in Investments and/or Cash and Cash Equivalents.

86	Consolidated Financial Statements, 2016–2017

14.  Contractual Obligations

Contractual Obligations as at March 31 ($ Millions)			Minimum Payments to be made in:
	2017	2016	2018	2019	2020	2021	2022	2023 and thereafter
Transfer Payments	$9,191	$10,965	$5,903	$2,061	$459	$366	$107	$295

Alternative Financing and Procurement Contracts	27,517	27,528	10,989	1,251	1,399	1,587	659	11,632

Ontario Power Generation	2,831	6,499	1,600	323	212	183	119	394

Leases	5,581	4,391	770	681	614	534	431	2,551

Construction Contracts	5,079	4,980	1,992	800	407	296	254	1,330

Other	13,127	8,987	6,809	1,116	897	765	758	2,782

Total Contractual Obligations	$63,326	$63,350	$28,063	$6,232	$3,988	$3,731	$2,328	$18,984

The Province has entered into a number of multiple-year alternative financing and procurement contracts for the construction of assets and delivery of services. The contractual obligations represent the unperformed capital and operating portion of the contracts and will become liabilities in the future when the terms of the contracts are met.

Consolidated Financial Statements, 2016–2017	87

15.  Trust Funds Under Administration

The following trust funds under administration are not included in the Consolidated Financial Statements of the Province.

The Workplace Safety and Insurance Board (WSIB) is responsible for administering the Workplace Safety and Insurance Act, 1997, which establishes a no-fault insurance scheme that provides benefits to workers who experience workplace injuries or illnesses.

The Public Guardian and Trustee for the Province of Ontario delivers a unique and diverse range of services that safeguard the legal, personal and financial interests of certain private individuals and estates. It also plays an important role in helping to protect charitable property in Ontario.

The Motor Vehicle Accident Claims Fund operates under the authority of the Motor Vehicle Accident Claims Act. The Act responds to claims that meet certain criteria. Currently, the fund provides two types of coverage: third-party bodily injury and property damage liability, and statutory accident benefits in accordance with legislated requirements.

The Pension Benefits Guarantee Fund (PBGF) provides protection, subject to specific maximums and specific exclusions, to Ontario members and beneficiaries of privately sponsored single-employer defined benefit pension plans in the event of plan sponsor insolvency. The PBGF is governed by the Pension Benefits Act and its Regulations, and is administered by the Superintendent of the Financial Services Commission of Ontario.

The Deposit Insurance Corporation of Ontario (DICO) was established under the Credit Unions and Caisses Populaires Act, 1994. DICO’s role is to protect depositors of Ontario credit unions and caisses populaires from the loss of their deposits. Deposit insurance is part of a comprehensive depositor-protection program for all Ontario credit unions, which is backed by the Credit Unions and Caisses Populaires Act, 1994.

Summary financial information from the most recent financial statements of trust funds under administration is provided below. The financial statements of the WSIB, the Public Guardian and Trustee for the Province of Ontario and DICO have been prepared in accordance with IFRS (see Volume 2 for additional detailed financial statements).

Workplace Safety and Insurance Board (WSIB) As at December 31 ($ Millions)	2016	2015

Assets	$31,491	$28,305
Liabilities	32,487	32,102

Deficiency of Assets	(996)	(3,797)

Unfunded liability attributable to WSIB stakeholders	($3,925)	($6,599)

88	Consolidated Financial Statements, 2016–2017

Other Trust Funds As at March 31 ($ Millions)			2017	2016

	Assets	Liabilities	Fund Balance (Unfunded Liability)	Fund Balance (Unfunded Liability)

The Public Guardian and Trustee for the Province of Ontario	$1,891	$65	$1,826	$1,680

Motor Vehicle Accident Claims Fund	61	228	(167)	(166)

Pension Benefits Guarantee Fund	876	135	741	441

As at December 31	Assets	Liabilities	2016 Fund Balance	2015 Fund Balance

Deposit Insurance Corporation of Ontario	$238	$12	$226	$206

Unfunded liabilities of trusts under administration are not included in the Province’s Consolidated Financial Statements as it is intended that they will be discharged by external parties. The most recent financial statements of these trusts are reproduced in Volume 2.

16.  Changes in Accounting Policy and Reclassifications

A. Pension Assets of Jointly Sponsored Pension Plans

The 2016–17 Consolidated Financial Statements reflect a change in accounting for net pension assets of the Province’s jointly sponsored pension plans, as compared to the 2015–16 Consolidated Financial Statements. The change affects the Province’s accounting for both the Ontario Teachers’ Pension Plan (OTPP) and the Ontario Public Service Employees’ Union Pension Plan (OPSEUPP).

As described in Public Sector Accounting Standards, a net pension asset arises when the government’s total contributions to a plan, including income earned thereon, are greater than the cumulative retirement benefit expense recognized since the start of the plan. Contributions reflect the funding objectives of the plan. The benefit expense reflects the estimated cost of the pensions earned during the year that will be paid out to retirees in the future. Public Sector Accounting Standards requires the write-down of a net pension asset through recording a valuation allowance when the government is not entitled to fully benefit from the net pension asset.

Prior to 2015–16 the Province recorded pension assets to the extent that the government expected to benefit from the asset through future reductions in contributions to the plan.

Consolidated Financial Statements, 2016–2017	89

In the 2015–16 Consolidated Financial Statements, the Province legislated the accounting treatment for pension assets of OTPP and OPSEUPP in order to reflect the Auditor General of Ontario’s view that a full valuation allowance was required based on the view that the government does not have a legally enforceable right to unilaterally access the assets of the jointly sponsored pension plans, or, in the absence of that right, an irrevocable agreement in place at year-end with the joint sponsors of the plans to reduce contributions. The legislation required that a full valuation allowance be recorded against the pension assets of OTPP and OPSEUPP, therefore writing down the value of the assets as at March 31, 2016, to nil.

After significant consultation, including consideration of the recommendations of the Pension Asset Expert Advisory Panel, the Province has confirmed that the accounting for its jointly sponsored pension plans prior to 2015–16 was appropriate and in accordance with Public Sector Accounting Standards. The 2016–17 Consolidated Financial Statements reflect the confirmed accounting treatment and record pension assets on the same basis as used by the Province in preparing its Consolidated Financial Statements prior to 2015–16.

For comparative purposes, the results for 2015–16 have been restated on a basis consistent with the 2016–17 financial statements. Therefore, the accounting for the OTPP and OPSEUPP is consistent for all periods presented, providing users of the financial statements comparable information for assessing the government’s financial performance.

The effect of the accounting change on the 2015–16 comparative financial statements is a reduction of $10.7 billion in the Province’s reported net debt and accumulated deficit as of March 31, 2016, and a decrease in the reported 2015–16 annual deficit by $1.5 billion.

An additional adjustment was also made this year to eliminate timing differences in amounts reported by pension plans with a calendar year-end and amounts payable by the Province that were previously reflected as contributions in the pension plan assets.

B.	Presentation of Revenues and Expenses for Hospitals, School Boards and Colleges

Effective April 1, 2016, the revenues and expenses of the hospitals, school boards and colleges are being consolidated in the Province’s Consolidated Statement of Operations on a line-by-line basis.

With this change in presentation, third-party revenues of hospitals, school boards and colleges totalled $8.2 billion (2015–16, $7.8 billion) and are no longer netted against the respective sector’s expenses for reporting purposes. In addition, net interest on debt of $591 million (2015–16, $622 million) that was previously included in the respective sector’s expenses is reported as interest on debt expense. This presentation change does not affect the Province’s annual deficit or accumulated deficit. Comparative actual results for 2015–16 and the 2016–17 Budget have been reclassified to reflect the revised line-by-line presentation on the Consolidated Statement of Operations in order to fully comply with PSAB standards.

90	Consolidated Financial Statements, 2016–2017

C.	Other Items

Other changes reflected in the 2016–17 Consolidated Financial Statements include an accounting policy change for the Independent Electricity System Operator (IESO), as well as reclassification of specified non-financial assets, including prepaid expenses and inventory supplies. In 2016, IESO changed its accounting policy regarding the recognition of market accounts assets and liabilities on its financial statements, and adopted rate-regulated accounting. The change was made to better reflect the assets and liabilities and amounts due to and from market participants held by IESO on behalf of IESO-administered markets at year-end. As this change was applied retroactively, IESO’s 2015–16 comparative financial statements were also restated for comparative purposes. Recognition of the market accounts increases both other assets and other liabilities at March 31, 2017, by $1,652 million. There is no impact on the accumulated deficit, net debt or revenue and expense as a result of recognizing the market accounts. IESO’s adoption of rate-regulated accounting resulted in a decrease of $82 million in the 2016–17 opening accumulated deficit, and an increase in the 2016–17 annual deficit by $24 million.

Net pension assets and employee future benefits are separately presented in the 2016–17 Consolidated Statement of Financial Position. 2015–16 comparatives have been reclassified to conform with the 2017 presentation.

Prepaid expenses and inventory supplies classified as financial assets in prior years have been reclassified as non-financial assets.

Expenses are reclassified due to program transfers between ministries.

Consolidated Financial Statements, 2016–2017	91

A summary of the restatements to the reported 2015–16 annual results is provided below.

Province of Ontario Consolidated Statement of Operations

($ Millions)	2015–16 Reported	A	B	C	2015–16 Restated

Revenue

Personal Income Tax	31,141	–	–	–	31,141

Sales Tax	23,455	–	–	–	23,455

Corporations Tax	11,428	–	–	–	11,428

Education Property Tax	5,839	–	–	–	5,839

Employer Health Tax	5,649	–	–	–	5,649

Ontario Health Premium	3,453	–	–	–	3,453

Gasoline and Fuel Taxes	3,210	–	–	–	3,210

Other Taxes	7,643	–	–	–	7,643

Total Taxation	91,818	–	–	–	91,818

Transfers from Government of Canada	22,857	–	284	–	23,141

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	-	–	7,493	–	7,493

Income from Investment in Government Business Enterprises	4,909	–	–	–	4,909

Other	8,793	–	(6)	–	8,787

	128,377	–	7,771	–	136,148

Expense

Health	51,067	–	3,934	–	55,001

Education	26,588	(1,480)	969	–	26,077

Children’s and Social Services	15,555	–	–	(18)	15,537

Environment, Resources and Economic Development	12,612	–	–	(96)	12,516

Interest on Debt	10,967	–	622	–	11,589

Postsecondary and Training	7,634	–	2,246	22	9,902

Justice	4,549	–	–	(1)	4,548

General Government and Other	4,434	(34)	–	93	4,493

	133,406	(1,514)	7,771	–	139,663

Annual Deficit	(5,029)	1,514	–	–	(3,515)

92	Consolidated Financial Statements, 2016–2017

Province of Ontario Consolidated Statement of Financial Position
As at March 31 ($ Millions)	2015–16 Reported	A	C	2015–16 Restated

Liabilities

Accounts Payable and Accrued Liabilities	19,361	–	–	19,361

Debt	327,413	–	–	327,413

Other Long-Term Financing	14,145	–	–	14,145

Deferred Revenue and Capital Contributions	10,779	–	–	10,779

Pension and Other Employee Future Benefits	12,107	(10,668)	(1,439)	–

Other Employee Future Benefits	–	–	10,751	10,751

Other Liabilities	4,905	–	1,443	6,348

	388,710	(10,668)	10,755	388,797

Financial Assets

Cash and Cash Equivalents	13,600	–	–	13,600

Investments	21,765	–	–	21,765

Accounts Receivable	11,059	–	–	11,059

Loans Receivable	11,545	–	–	11,545

Net Pension Asset	–	–	9,312	9,312

Other Assets	1,936	–	636	2,572

Investment in Government Business Enterprises	23,572	–	–	23,572

	83,477	–	9,948	93,425

Net Debt	(305,233)	10,668	(807)	(295,372)

Non-Financial Assets

Tangible Capital Assets	102,536	–	–	102,536

Prepaid Expenses and Other Non-Financial Assets	–	–	807	807

	102,536	–	807	103,343

Accumulated Deficit	(202,697)	10,668	–	(192,029)

Consolidated Financial Statements, 2016–2017	93

A summary of the reclassifications to the approved 2016–17 Budget for comparative purposes is provided below.

($ Millions)	Original 2016–17 Budget	B	C	Reclassified 2016–17 Budget

Revenue

Personal Income Tax	32,167	–	–	32,167

Sales Tax	23,976	–	–	23,976

Corporations Tax	12,050	–	–	12,050

Employer Health Tax	6,007	–	–	6,007

Education Property Tax	5,834	–	–	5,834

Ontario Health Premium	3,604	–	–	3,604

Gasoline and Fuel Taxes	3,312	–	–	3,312

Other Taxes	4,869	–	–	4,869

Total Taxation	91,819	–	–	91,819

Transfers from Government of Canada	24,644	494	–	25,138

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	–	7,404	–	7,404

Income from Investment in Government Business Enterprises	5,027	–	–	5,027

Other	9,099	(5)	–	9,094

	130,589	7,893	–	138,482

Expense

Health	51,785	4,007	(6)	55,786

Education	25,184	909	–	26,093

Children’s and Social Services	15,814	–	2	15,816

Environment, Resources and Economic Development	12,104	–	(2)	12,102

Interest on Debt	11,756	656	–	12,412

Postsecondary and Training	7,877	2,321	–	10,198

Justice	4,517	–	(1)	4,516

General Government and Other	4,858	–	7	4,865

	133,895	7,893	–	141,788

Reserve	1,000	–	–	1,000

Annual Deficit	(4,306)	–	–	(4,306)

94	Consolidated Financial Statements, 2016–2017

D.  Accounting for OPG and Hydro One

Commencing April 1, 2016, the Province is accounting for the results for Hydro One Limited and Ontario Power Generation using the modified equity basis and IFRS (including IFRS 14). Previously, the Province had used Generally Accepted Accounting Principles in the United States (US GAAP), the accounting standards used by these entities in preparing their stand-alone financial statements, in applying the modified equity basis. Historically, the difference between IFRS and US GAAP with respect to the annual deficit of the Province was not material.

This change has resulted in an adjustment to the opening accumulated deficit and net debt of $1,163 million (IFRS transitional impact $683 million and Accumulated Other Comprehensive Loss $480 million). The transitional adjustment is predominantly related to the difference in accounting for Asset Retirement Obligation and pension and other post-employment benefits.

17.  Future Changes in Accounting Standards

(a) Recently Developed Standards

PSAB 3450 — Financial Instruments and PSAB 2601 — Foreign Currency Translation

PSAB has introduced new sections on Financial Instruments and Foreign Currency Translation that categorize items to be accounted for at either fair value, cost or amortized cost. Fair value measurement applies to derivatives and portfolio investments in equity instruments that are quoted in an active market. Other financial assets and financial liabilities will generally be measured at cost or amortized cost. Until an item is derecognized (for example, through disposition), any gains and losses arising due to changes in fair value (remeasurements) will be reported in the Statement of Remeasurement Gains and Losses. PSAB has agreed to further explore the views of stakeholders in the areas of hedge accounting. PSAB has extended the effective date of these standards until fiscal year 2019–20.

PSAB 2200 — Related Party Disclosures

PSAB has issued a new standard on Related Party Disclosures. This standard requires disclosure of related party transactions if they have a material financial effect on the Consolidated Financial Statements and only if those transactions occur at a value different from what would have been arrived at if the parties were unrelated. Transactions involving key management personnel and their close family members may be required to be disclosed if they meet certain criteria. The standard will be effective in the 2017–18 fiscal year. The Province is currently assessing the impact of this standard on its Consolidated Financial Statements.

Consolidated Financial Statements, 2016–2017	95

PSAB 3420 — Inter-Entity Transactions

PSAB has issued a new standard on Inter-Entity Transactions. It establishes standards on how to account for and report transactions between public sector entities that comprise a government’s reporting entity from both a provider and recipient perspective. This standard covers recognition and measurement and references disclosure of information about Inter-Entity Transactions, in accordance with the Related Party Disclosure — PSAB 2200. The standard will be effective for the 2017–18 fiscal year. The Province is currently assessing the impact of this standard on its Consolidated Financial Statements.

PSAB 3210 — Assets, PSAB 3320 — Contingent Assets and PSAB 3380 — Contractual Rights

PSAB has issued three new standards: Assets — PSAB 3210, Contingent Assets — PSAB 3320 and Contractual Rights — PSAB 3380. They address the application of the definition and essential characteristics of assets and provide guidance on reporting contingent assets and contractual rights. These standards are effective in the 2017–18 fiscal year. The Province is currently assessing the impact of these standards on its Consolidated Financial Statements.

PSAB 3430 — Restructuring Transactions

PSAB has issued a new standard on restructuring transactions. It provides guidance on accounting for and reporting assets and liabilities transferred in restructuring transactions by both transferors and recipients. This standard is effective in fiscal year 2018–19 or earlier. The Province is currently assessing the impact of this standard on its Consolidated Financial Statements.

(b)  Standards under Development

Concepts Underlying Financial Performance

PSAB is currently in the process of revisiting its conceptual framework, which establishes principles for the development of standards used for financial reporting by the public sector entities in Canada. The conceptual framework is important to ensure that public sector standards appropriately reflect the economic substance of government transactions and to support transparency and accountability in public sector reporting. PSAB continues with stakeholder communication activities and is currently deliberating on comments received on its latest consultation paper. It is also developing a statement of principles focusing on measuring the financial performance of public sector entities, which will be approved in the fourth quarter of 2017.

Asset Retirement Obligations

On March 9, 2017, PSAB issued an Exposure Draft that proposes a new standard on asset retirement obligations. The Province is currently assessing the impact this proposed standard would have on its Consolidated Financial Statements.

96	Consolidated Financial Statements, 2016–2017

Revenue

On May 1, 2017, PSAB issued an Exposure Draft that proposes a framework describing two categories of revenue: exchange and unilateral. The Province is currently assessing the impact this proposed standard would have on its Consolidated Financial Statements.

Public–Private Partnerships

On July 20, 2017, PSAB issued a statement of principles that addresses public–private partnerships, or alternative financing arrangements.

Employment Benefits: Deferral Provisions in Sections PSAB 3250 and PSAB 3255

PSAB is developing a new, comprehensive section for the employment benefits handbook, which will replace existing sections PSAB 3250 and PSAB 3255. PSAB has issued the first of a series of invitations to comment.

18.  Subsequent Events

Sale of Hydro One Shares

Subsequent to the Province’s fiscal year-end, on May 17, 2017, the Province sold 120,000,000 common shares of Hydro One Limited at $23.25 per share through a final Hydro One public share offering, generating approximately $2.8 billion in gross proceeds.

Subsequent to this sale, the Province owns 49.9 per cent of the outstanding common shares of Hydro One Limited.

Sale of 700 University Avenue

In April 2017, Ontario Power Generation sold its head office premises and associated parking facility located at 700 University Avenue and 40 Murray Street in Toronto, Ontario, respectively, resulting in an estimated after payments-in-lieu of tax gain of approximately $280 million.

Hydro One Limited to acquire Avista Corporation (Avista)

On July 19, 2017, Hydro One Limited announced an offer to acquire Avista, an electricity and gas utility based in Spokane, Washington, for $6.7 billion Canadian (USD $5.3 billion).

Consolidated Financial Statements, 2016–2017	97

Hydro One Limited also announced a $1.54 billion Canadian, bought deal of contingent convertible debentures, including an over-allotment amount to support the equity component of financing the acquisition, as well as USD $2.6 billion in debt to buy Avista for $67 Canadian (USD $53) in cash per common share, a 24 per cent premium from the previous day’s market close (Tuesday July 18, 2017). The deal is expected to close in the second half of 2018, subject to Avista common shareholder approval and certain U.S. state and federal regulatory and government approvals and clearances. The potential acquisition would dilute the Province’s ownership by approximately 5 per cent.

19.  Comparative Figures

The comparative figures have been reclassified as necessary to conform to the 2017 presentation.

98	Consolidated Financial Statements, 2016–2017

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements, 2016–2017	99

Province of Ontario Schedule 1: Revenue by Source
($ Millions)	2016–17 Budget (See Note 16	[1] )	2016–17 Actual	2015–16 Restated (See Note 16)
Taxation
Personal Income Tax	32,167		30,671	31,141
Sales Tax	23,976		24,750	23,455
Corporations Tax	12,050		14,872	11,428
Employer Health Tax	6,007		5,908	5,649
Education Property Tax	5,834		5,868	5,839
Ontario Health Premium	3,604		3,575	3,453
Land Transfer Tax	2,051		2,728	2,118
Gasoline Tax	2,522		2,626	2,459
Tobacco Tax	1,221		1,230	1,226
Fuel Tax	790		742	751
Beer and Wine Tax	611		589	582
Electricity Payments-In-Lieu of Taxes (Note 11)	515		334	3,247
Other Taxes	471		453	470

	91,819		94,346	91,818
Transfers from Government of Canada
Canada Health Transfer	13,858		13,910	13,089
Canada Social Transfer	5,128		5,146	4,984
Equalization Payments	2,304		2,304	2,363
Infrastructure Programs	1,017		732	146
Labour Market Development Agreement	636		678	632
Social Housing	434		441	455
Direct Transfers to Hospitals, School Boards and Colleges	494		285	284
Indian Welfare Services Agreement	246		277	259
Job Fund Agreement	192		211	205
Bilingualism Development	83		88	85
Labour Market Agreement for Persons with Disabilities	76		76	76
Legal Aid Criminal	51		59	51
Youth Criminal Justice	52		52	52
Other	567		285	460

	25,138		24,544	23,141

100	Consolidated Financial Statements, 2016–2017

Province of Ontario Schedule 1: Revenue by Source (cont’d)
($ Millions)	2016–17 Budget (See Note 16)	[1]	2016–17 Actual	2015–16 Restatedl (See Note 16)
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	7,404		7,957	7,493
Income from Investment in Government Business Enterprises (Schedule 9)	5,027		5,567	4,909

Other

Sales and Rentals	2,421		1,999	2,102

Vehicle and Driver Registration Fees	1,751		1,727	1,565

Power Supply Contract Recoveries (Note 7)	643		838	875

Other Fees and Licences	768		763	743

Electricity Debt Retirement Charge	625		621	859

Royalties	287		272	274

Independent Electricity System Operation Revenue	219		211	221

Local Services Realignment	117		135	125

Net Reduction of Power Purchase Contracts (Note 7)	129		129	172

Miscellaneous	2,134		1,625	1,851

	9,094		8,320	8,787

Total Revenue	138,482		140,734	136,148

[1] Amounts reported as “Plan” in 2016 Budget, reclassified for presentation changes.

Consolidated Financial Statements, 2016–2017	101

Province of Ontario Schedule 2: Revenue by Sector

Sectors	Health[1] (Restated — See Note 16)		Education[2] (Restated — See Note 16)		Children’s and Social Services[3]		Environment, Resources and Economic Development[4]
For the year ended March 31 ($ Millions)	2017	2016	2017	2016	2017	2016	2017	2016

Revenue

Taxation (Schedule 1)	–	–	–	–	–	–	2	1

Transfers from Government of Canada (Schedule 1)	264	291	95	93	400	360	1,124	883

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	4,071	3,914	1,389	1,341	–	–	–	–

Income from Investment in Government Business Enterprises (Schedule 9)	–	–	–	–	–	–	860	719

Other (Schedule 1)	203	232	38	32	56	88	4,628	4,020

Total	4,538	4,437	1,522	1,466	456	448	6,614	5,623

  [1] Includes the activities of the Ministry of Health and Long-Term Care.

  [2] Includes the activities of the Ministry of Education.

  [3] Includes the activities of the Ministries of Children and Youth Services, and Community and Social Services.

  [4] Includes the activities of the Ministries of Aboriginal Affairs; Agriculture, Food and Rural Affairs; Citizenship, Immigration and International Trade; Economic Development, Employment and Infrastructure/Research and Innovation; Energy; Environment and Climate Change; Labour; Municipal Affairs and Housing; Natural Resources and Forestry; Northern Development and Mines; Tourism, Culture and Sport; and Transportation.

102	Consolidated Financial Statements, 2016–2017

Postsecondary and Training[5] (Restated — See Note 16)		Justice[6]		General Government and Other[7]		Total

2017	2016	2017	2016	2017	2016	2017	2016

–	–	–	–	94,344	91,817	94,346	91,818

1,186	937	103	103	21,372	20,474	24,544	23,141

2,497	2,238	–	–	–	–	7,957	7,493

–	–	–	–	4,707	4,190	5,567	4,909

60	49	791	735	2,544	3,631	8,320	8,787

3,743	3,224	894	838	122,967	120,112	140,734	136,148

[5]	Includes the activities of the Ministry of Training, Colleges and Universities.
[6]	Includes the activities of the Ministries of Attorney General, and Community Safety and Correctional Services.
[7]	Includes the activities of the Ministries of Government and Consumer Services, Finance, the Board of Internal Economy, Executive Offices, the Office of Francophone Affairs and Treasury Board Secretariat.

Consolidated Financial Statements, 2016–2017	103

Province of Ontario Schedule 3: Expense by Sector[1]

Sectors	Health[2]		Education[3]		Children’s and Social Services[4]		Environment, Resources and Economic Development[5]
For the year ended March 31 ($ Millions)	2017	2016 (Restated — See Note 16)	2017	2016 (Restated — See Note 16)	2017	2016	2017	2016

Expense

Transfer Payments[10,11]	25,724	25,215	1,643	1,404	15,182	14,674	6,243	5,949

Salaries and Wages	15,072	14,864	17,316	16,760	442	444	1,826	1,820

Interest on Debt	–	–	–	–	–	–	–	–

Services	4,414	4,169	1,589	1,536	200	230	1,397	1,499

Supplies and Equipment	4,967	4,862	2,122	2,068	8	9	203	228

Employee Benefits	2,612	2,574	2,497	2,411	70	69	342	346

Amortization of Tangible Capital Assets	1,672	1,594	1,132	1,063	36	36	2,011	1,868

Pensions and Employee Future Benefits (Note 6)	1,036	1,161	(257)	201	7	6	24	9

Power Supply Contract Costs	–	–	–	–	–	–	–	–

Transportation and Communication	197	198	14	14	20	19	111	130

Interest on Debt of Hospitals, School Boards and Colleges	–	–	–	–	–	–	–	–

Other	331	364	148	620	41	50	557	667

Total[12]	56,025	55,001	26,204	26,077	16,006	15,537	12,714	12,516

[1]	The information in the sectors’ columns represents activities of ministries and consolidated agencies after adjustments to eliminate transactions between sectors.
[2]	Includes the activities of the Ministry of Health and Long-Term Care.
[3]	Includes the activities of the Ministry of Education.
[4]	Includes the activities of the Ministries of Children and Youth Services, and Community and Social Services.
[5]	Includes the activities of the Ministries of Aboriginal Affairs; Agriculture, Food and Rural Affairs; Citizenship, Immigration and International Trade; Economic Development, Employment and Infrastructure/Research and Innovation; Energy; Environment and Climate Change; Labour; Municipal Affairs and Housing; Natural Resources and Forestry; Northern Development and Mines; Tourism, Culture and Sport; and Transportation.

104	Consolidated Financial Statements, 2016–2017

Postsecondary and Training[6]		Justice[7]		General Government and Other[8]		Interest on Debt[9]		Total
2017	2016 (Restated — See Note 16)	2017	2016	2017	2016 (Restated — See Note 16)	2017	2016	2017	2016 (Restated — See Note 16)

5,787	5,747	439	446	810	813	–	–	55,828	54,248
2,205	2,128	2,330	2,321	954	948	–	–	40,145	39,285
–	–	–	–	–	–	11,370	11,217	11,370	11,217
747	678	967	977	375	380	–	–	9,689	9,469
274	253	166	165	39	38	–	–	7,779	7,623
260	256	318	306	145	122	–	–	6,244	6,084
281	277	16	15	67	61	–	–	5,215	4,914
196	190	26	20	1,004	1,012	–	–	2,036	2,599
–	–	–	–	838	875	–	–	838	875
68	65	121	96	39	43	–	–	570	565
–	–	–	–	–	–	339	372	339	372
313	308	235	202	47	201	–	–	1,672	2,412
10,131	9,902	4,618	4,548	4,318	4,493	11,709	11,589	141,725	139,663

[6]	Includes the activities of the Ministry of Training, Colleges and Universities.
[7]	Includes the activities of the Ministries of Attorney General, and Community Safety and Correctional Services.
[8]	Includes the activities of the Ministries of Government Services and Consumer Services, Finance, the Board of Internal Economy, Executive Offices, the Office of Francophone Affairs and Treasury Board Secretariat.
[9]	Includes activities related to the management of the debt of the Province.
[10]	Health includes transfers of $2,735 million (2015–16, $2,587 million) to Community Care Access Centres.
[11]	Children’s and Social Services includes transfers of $1,609 million (2015–16, $1,504 million) to Children’s Aid Societies.
[12]	The comparative figures have been reclassified to conform to the 2016–2017 presentation.

Consolidated Financial Statements, 2016–2017	105

Province of Ontario Schedule 4: Expense by Ministry
($ Millions)	2016–17 Budget[1] (See Note 16)	2016–17 Actual	2015–16 Restated (See Note 16)
Aboriginal Affairs	77	128	79
Agriculture, Food and Rural Affairs	916	1,031	930
Attorney General	1,868	1,937	1,859
Board of Internal Economy	220	219	205
Children and Youth Services	4,346	4,379	4,242
Citizenship, Immigration and International Trade	221	176	169
Community and Social Services	11,470	11,627	11,295
Community Safety and Correctional Services	2,648	2,681	2,689
Economic Development, Employment and Infrastructure/Research and Innovation	1,796	1,234	1,134
Education	26,545	26,581	25,967
Teachers’ Pension (Note 6)	(452)	(377)	110
Energy	393	920	1,232
Environment and Climate Change	531	523	503
Executive Offices	44	47	37
Finance	966	841	1,044
Interest on Debt	12,412	11,709	11,589
Municipal Partnership Fund	505	526	513
Power Supply Contract Costs	643	838	875
Government and Consumer Services	607	600	608
Health and Long-Term Care	55,786	56,025	55,001
Labour	309	308	304
Municipal Affairs and Housing	1,060	1,544	1,088
Natural Resources and Forestry	819	859	819
Northern Development and Mines	791	814	701
Office of Francophone Affairs	6	5	8
Tourism, Culture and Sport	1,339	1,540	2,270
Training, Colleges and Universities	10,198	10,131	9,902
Transportation	3,850	3,637	3,287
Treasury Board Secretariat	322	240	216
Contingency Fund[2]	1,200	–	–
Employee and Pensioner Benefits	1,152	1,002	987
Year-End Savings[3]	(800)	–	–
Total Expense	141,788	141,725	139,663
[1] Amounts reported as “Plan” in 2016 Budget, reclassified for presentation changes.
[2] See glossary for definition.
[3] For Budget purposes, the item was not allocated to individual ministries.

106	Consolidated Financial Statements, 2016–2017

Province of Ontario Schedule 5: Accounts Payable and Accrued Liabilities
As at March 31 ($ Millions)	2017	2016
Transfer Payments	5,299	4,825
Interest on Debt	3,424	3,610
Salaries, Wages and Benefits	3,024	2,917
Other	8,501	8,009
Total Accounts Payable and Accrued Liabilities	20,248	19,361

Province of Ontario Schedule 6: Accounts Receivable
As at March 31 ($ Millions)	2017	2016
Taxes	5,881	6,579
Transfer Payments[1]	605	597
Other Accounts Receivable[2]	5,018	4,337
	11,504	11,513
Less: Allowance for Doubtful Accounts[3]	(1,209)	(1,226)
	10,295	10,287
Government of Canada	897	772
Total Accounts Receivable	11,192	11,059

[1]	The Transfer Payment receivable consists primarily of recoverables of $587 million (2015–16, $573 million) for the Ontario Disability Support Program — Financial Assistance.
[2]	Other Accounts Receivable includes trade receivables.
[3]	The Allowance for Doubtful Accounts includes a provision of $494 million (2015–16, $493 million) for the Ontario Disability Support Program — Financial Assistance.

Consolidated Financial Statements, 2016–2017	107

Province of Ontario Schedule 7: Loans Receivable
As at March 31 ($ Millions)	2017	2016
Government Business Enterprises[1]	3,479	3,499
Municipalities[2]	5,749	5,407
Students[3]	2,820	2,655
Industrial and Commercial[4]	510	554
Pension Benefit Guarantee Fund[5]	187	198
Universities[6]	8	14
Other[7]	286	508
	13,039	12,835
Unamortized Concession Discounts[8]	(224)	(262)
Allowance for Doubtful Accounts[9]	(947)	(1,028)
Total Loans Receivable	11,868	11,545
[1]	Loans to government business enterprises bear interest at rates of 2.32 per cent to 6.33 per cent (2015–16, 2.32 per cent to 6.33 per cent).
[2]	Loans to municipalities bear interest at rates of up to 10.00 per cent (2015–16, 10.00 per cent).
[3]	Loans to students bear interest at rates of 2.70 per cent to 3.70 per cent (2015–16, 0.99 per cent to 3.85 per cent).
[4]	Loans to industrial and commercial enterprises bear interest at rates of up to 6.30 per cent (2015–16, 6.30 per cent).
[5]	The loan to the Pension Benefit Guarantee Fund is interest-free.
[6]	Loans to universities are mortgages bearing interest at rates of 2.77 per cent to 7.00 per cent (2015–16, 2.77 per cent to 7.00 per cent).
[7]	Loans to other include loan for MaRS Phase 2 of $90 million (2015–16, $290 million) and loans to electricity sector union trusts of $108 million (2015–16, $111 million).
[8]	Unamortized concession discounts related to loans made to municipalities of $55 million (2015–16, $75 million), loans to the Pension Benefit Guarantee Fund of $92 million (2015–16, $97 million) and loans to industrial and commercial enterprises and other of $77 million (2015–16, $90 million).
[9]	Allowance for doubtful accounts related to loans made to students of $632 million (2015–16, $616 million), municipalities nil (2015–16, $69 million), industrial and commercial enterprises and other of $220 million (2015–16, $242 million) and the Pension Benefit Guarantee Fund of $95 million (2015–16, $101 million).

108	Consolidated Financial Statements, 2016–2017

Repayment Terms As at March 31 ($ Millions)	Principal Repayment
Years to Maturity	2017	2016
1 year	2,321	1,511
2 years	966	1,639
3 years	1,217	820
4 years	1,060	1,211
5 years	785	915
1–5 years	6,349	6,096
6–10 years	2,977	2,542
11–15 years	1,086	1,512
16–20 years	642	585
21–25 years	381	352
Over 25 years	1,370	1,591
Subtotal	12,805	12,678
No fixed maturity	234	157
Total	13,039	12,835

Consolidated Financial Statements, 2016–2017	109

Province of Ontario Schedule 8: Government Organizations[1]

Government Business Enterprises[2]	Responsible Ministry

Hydro One Limited	Energy

Liquor Control Board of Ontario	Finance

Ontario Lottery and Gaming Corporation	Finance

Ontario Power Generation Inc.	Energy

Other Government Organizations[2]	Responsible Ministry

Agricorp	Agriculture, Food and Rural Affairs

Agricultural Research Institute of Ontario	Agriculture, Food and Rural Affairs

Algonquin Forestry Authority	Natural Resources and Forestry

Brampton Distribution Holdco Inc.	Energy

Cancer Care Ontario	Health and Long-Term Care

Education Quality and Accountability Office	Education

eHealth Ontario	Health and Long-Term Care

Forest Renewal Trust	Natural Resources and Forestry

General Real Estate Portfolio	Economic Development, Employment and Infrastructure/Research and Innovation

Independent Electricity System Operator	Energy

Legal Aid Ontario	Attorney General

Local Health Integration Networks

Central East Local Health Integration Network	Health and Long-Term Care

Central Local Health Integration Network	Health and Long-Term Care

Central West Local Health Integration Network	Health and Long-Term Care

Champlain Local Health Integration Network	Health and Long-Term Care

Erie St. Clair Local Health Integration Network	Health and Long-Term Care

Hamilton Niagara Haldimand Brant Local Health Integration Network	Health and Long-Term Care

Mississauga Halton Local Health Integration Network	Health and Long-Term Care

North East Local Health Integration Network	Health and Long-Term Care

North Simcoe Muskoka Local Health Integration Network	Health and Long-Term Care

North West Local Health Integration Network	Health and Long-Term Care

South East Local Health Integration Network	Health and Long-Term Care

South West Local Health Integration Network	Health and Long-Term Care

Toronto Central Local Health Integration Network	Health and Long-Term Care

Waterloo Wellington Local Health Integration Network	Health and Long-Term Care

Metrolinx	Transportation

Metropolitan Toronto Convention Centre Corporation	Tourism, Culture and Sport

Niagara Parks Commission	Tourism, Culture and Sport

Northern Ontario Heritage Fund Corporation	Northern Development and Mines

Ontario Agency for Health Protection and Promotion (Public Health Ontario)	Health and Long-Term Care

Ontario Capital Growth Corporation	Economic Development, Employment and Infrastructure/Research and Innovation

Ontario Clean Water Agency	Environment and Climate Change

Ontario Educational Communications Authority (TVO)	Education

Ontario Electricity Financial Corporation	Finance

Ontario Energy Board	Energy

Ontario Financing Authority	Finance

Ontario French-Language Educational Communications Authority (TFO)	Education

Ontario Immigrant Investor Corporation	Economic Development, Employment and Infrastructure/Research and Innovation

[1]    The schedule of government organizations is updated on an annual basis to reflect any amalgamations or dissolutions of consolidated organizations in the year. This listing represents all consolidated organizations included in the Province’s financial statements as at March 31, 2017. Other controlled organizations that do not meet the consolidation threshold of materiality and cost-benefit (per PSAB standards), such as Children’s Aid Societies and Community Care Access Centres, are instead reflected as government transfer payment expense in these financial statements through the accounts of the ministries responsible for them.

[2]    The most recent audited financial statements of these organizations are included in the Annual Report, Volume 2.

110	Consolidated Financial Statements, 2016–2017

Province of Ontario Schedule 8: Government Organizations[1]

Other Government Organizations[2] (cont’d)	Responsible Ministry (cont’d)

Ontario Infrastructure and Lands Corporation (Infrastructure Ontario)	Economic Development, Employment and Infrastructure/Research and Innovation

Ontario Mortgage and Housing Corporation	Municipal Affairs and Housing

Ontario Northland Transportation Commission	Northern Development and Mines

Ontario Place Corporation	Tourism, Culture and Sport

Ontario Securities Commission	Finance

Ontario Tourism Marketing Partnership Corporation	Tourism, Culture and Sport

Ontario Trillium Foundation	Tourism, Culture and Sport

Ornge	Health and Long-Term Care

Ottawa Convention Centre Corporation	Tourism, Culture and Sport

Province of Ontario Council for the Arts (Ontario Arts Council)	Tourism, Culture and Sport

The Centennial Centre of Science and Technology (Ontario Science Centre)	Tourism, Culture and Sport

The Royal Ontario Museum	Tourism, Culture and Sport

Toronto Organizing Committee for the 2015 Pan American and Parapan American Games (Toronto 2015)	Tourism, Culture and Sport

Toronto Waterfront Revitalization Corporation (Waterfront Toronto)[3]	Economic Development, Employment and Infrastructure/Research and Innovation

Transmission Corridor Program	Economic Development, Employment and Infrastructure/Research and Innovation

Broader Public Sector Organizations

Public Hospitals — Ministry of Health and Long-Term Care

Alexandra Hospital Ingersoll	Grand River Hospital

Alexandra Marine & General Hospital	Grey Bruce Health Services

Almonte General Hospital	Groves Memorial Community Hospital

Anson General Hospital	Guelph General Hospital

Arnprior Regional Health	Haldimand War Memorial Hospital

Atikokan General Hospital	Haliburton Highlands Health Services Corporation

Baycrest Centre for Geriatric Care	Halton Healthcare Services Corporation

Bingham Memorial Hospital	Hamilton Health Sciences Corporation

Bluewater Health	Hanover & District Hospital

Brant Community Healthcare System	Headwaters Health Care Centre

Brockville General Hospital	Health Sciences North

Bruyère Continuing Care Inc.	Holland Bloorview Kids Rehabilitation Hospital

Cambridge Memorial Hospital	Hôpital Général de Hawkesbury and District General Hospital Inc.

Campbellford Memorial Hospital	Hôpital Glengarry Memorial Hospital

Carleton Place and District Memorial Hospital	Hôpital Montfort

Casey House Hospice	Hôpital Notre Dame Hospital (Hearst)

Chatham-Kent Health Alliance	Hornepayne Community Hospital

Children’s Hospital of Eastern Ontario	Hospital for Sick Children

Clinton Public Hospital	Hôtel-Dieu Grace Healthcare

Collingwood General and Marine Hospital	Hôtel-Dieu Hospital, Cornwall

Cornwall Community Hospital	Humber River Regional Hospital

Deep River and District Hospital Corporation	Joseph Brant Hospital

Dryden Regional Health Centre	Kemptville District Hospital

Englehart and District Hospital Inc.	Kingston General Hospital

Espanola General Hospital	Kirkland and District Hospital

Four Counties Health Services	Lady Dunn Health Centre

Georgian Bay General Hospital	Lady Minto Hospital at Cochrane

Geraldton District Hospital	Lake of the Woods District Hospital

Lakeridge Health
[3] Toronto Waterfront Revitalization Corporation (Waterfront Toronto) is a government partnership with the Province having one-third interest.

Consolidated Financial Statements, 2016–2017	111

Province of Ontario Schedule 8: Government Organizations[1]

Public Hospitals — Ministry of Health and Long-Term Care (cont’d)

Leamington District Memorial Hospital	Sinai Health System

Lennox and Addington County General Hospital	Sioux Lookout Meno-Ya-Win Health Centre

Listowel Memorial Hospital	Smooth Rock Falls Hospital

London Health Sciences Centre	South Bruce Grey Health Centre

Mackenzie Health	South Huron Hospital Association

Manitoulin Health Centre	Southlake Regional Health Centre

Manitouwadge General Hospital	St. Francis Memorial Hospital

Markham Stouffville Hospital	St. Joseph’s Care Group

Mattawa General Hospital	St. Joseph’s Continuing Care Centre of Sudbury

Muskoka Algonquin Healthcare	St. Joseph’s General Hospital, Elliot Lake

Niagara Health System	St. Joseph’s Health Care, London

Nipigon District Memorial Hospital	St. Joseph’s Health Centre (Guelph)

Norfolk General Hospital	St. Joseph’s Health Centre (Toronto)

North Bay Regional Health Centre	St. Joseph’s Healthcare Hamilton

North Shore Health Network	St. Mary’s General Hospital

North of Superior Healthcare Group	St. Mary’s Memorial Hospital

North Wellington Health Care Corporation	St. Michael’s Hospital

North York General Hospital	St. Thomas-Elgin General Hospital

Northumberland Hills Hospital	Stevenson Memorial Hospital

Orillia Soldiers’ Memorial Hospital	Stratford General Hospital

Ottawa Hospital	Strathroy Middlesex General Hospital

Pembroke Regional Hospital Inc.	Sunnybrook Health Sciences Centre

Perth and Smiths Falls District Hospital	Temiskaming Hospital

Peterborough Regional Health Centre	Thunder Bay Regional Health Sciences Centre

Providence Care Centre (Kingston)	Tillsonburg District Memorial Hospital

Providence Healthcare	Timmins and District Hospital

Queensway-Carleton Hospital	Toronto East Health Network

Quinte Healthcare Corporation	Trillium Health Partners

Red Lake Margaret Cochenour Memorial Hospital Corporation	University Health Network

Religious Hospitallers of St. Joseph of the Hôtel Dieu of Kingston	University of Ottawa Heart Institute

Religious Hospitallers of St. Joseph of the Hotel Dieu of St. Catharines	Weeneebayko Area Health Authority

Renfrew Victoria Hospital	West Haldimand General Hospital

Riverside Health Care Facilities Inc.	West Nipissing General Hospital

Ross Memorial Hospital	West Park Healthcare Centre

Rouge Valley Health System	West Parry Sound Health Centre

Royal Victoria Regional Health Centre	William Osler Health System

Runnymede Healthcare Centre	Winchester District Memorial Hospital

Salvation Army Toronto Grace Health Centre	Windsor Regional Hospital

Sault Area Hospital	Wingham and District Hospital

Scarborough Hospital	Women’s College Hospital

Seaforth Community Hospital	Woodstock General Hospital Trust

Sensenbrenner Hospital

Services de santé de Chapleau Health Services

Specialty Psychiatric Hospitals — Ministry of Health and Long-Term Care

Centre for Addiction and Mental Health	Royal Ottawa Health Care Group

Ontario Shores Centre for Mental Health Sciences	Waypoint Centre for Mental Health Care

112	Consolidated Financial Statements, 2016–2017

Province of Ontario Schedule 8: Government Organizations[1]

School Boards — Ministry of Education

Algoma District School Board	Lambton Kent District School Board

Algonquin and Lakeshore Catholic District School Board	Limestone District School Board

Avon Maitland District School Board	London District Catholic School Board

Bloorview MacMillan School Authority	Moose Factory Island District School Area Board

Bluewater District School Board	Moosonee District School Area Board

Brant Haldimand Norfolk Catholic District School Board	Near North District School Board

Bruce-Grey Catholic District School Board	Niagara Catholic District School Board

Campbell Children’s School Authority	Niagara Peninsula Children’s Centre School Authority

Catholic District School Board of Eastern Ontario	Nipissing-Parry Sound Catholic District School Board

Conseil des écoles publiques de l’Est de l’Ontario	Northeastern Catholic District School Board

Conseil scolaire catholique Providence	Northwest Catholic District School Board

Conseil scolaire de district catholique Centre-Sud	Ottawa Catholic District School Board

Conseil scolaire de district catholique de l’Est ontarien	Ottawa Children’s Treatment Centre School Authority

Conseil scolaire de district catholique des Aurores boréales	Ottawa-Carleton District School Board

Conseil scolaire de district catholique des Grandes Rivières	Peel District School Board

Conseil scolaire de district catholique du Centre-Est de l’Ontario	Penetanguishene Protestant Separate School Board

Conseil scolaire de district catholique du Nouvel-Ontario	Peterborough Victoria Northumberland and

Conseil scolaire de district catholique Franco-Nord	Clarington Catholic District School Board

Conseil scolaire de district du Grand Nord de l’Ontario	Rainbow District School Board

Conseil scolaire de district du Nord-Est de l’Ontario	Rainy River District School Board

Conseil scolaire Viamonde	Renfrew County Catholic District School Board

District School Board of Niagara	Renfrew County District School Board

District School Board Ontario North East	Simcoe County District School Board

Dufferin-Peel Catholic District School Board	Simcoe Muskoka Catholic District School Board

Durham Catholic District School Board	St. Clair Catholic District School Board

Durham District School Board	Sudbury Catholic District School Board

Grand Erie District School Board	Superior North Catholic District School Board

Greater Essex County District School Board	Superior-Greenstone District School Board

Halton Catholic District School Board	Thames Valley District School Board

Halton District School Board	Thunder Bay Catholic District School Board

Hamilton-Wentworth Catholic District School Board	Toronto Catholic District School Board

Hamilton-Wentworth District School Board	Toronto District School Board

Hastings and Prince Edward District School Board	Trillium Lakelands District School Board

Huron-Perth Catholic District School Board	Upper Canada District School Board

Huron-Superior Catholic District School Board	Upper Grand District School Board

James Bay Lowlands Secondary School Board	Waterloo Catholic District School Board

John McGivney Children’s Centre School Authority	Waterloo Region District School Board

Kawartha Pine Ridge District School Board	Wellington Catholic District School Board

Keewatin-Patricia District School Board	Windsor-Essex Catholic District School Board

Kenora Catholic District School Board	York Catholic District School Board

KidsAbility School Authority	York Region District School Board

Lakehead District School Board

Consolidated Financial Statements, 2016–2017	113

Province of Ontario Schedule 8: Government Organizations[1]

Colleges — Ministry of Training Colleges and Universities

Algonquin College of Applied Arts and Technology	Humber College Institute of Technology and Advanced Learning

Cambrian College of Applied Arts and Technology	Lambton College of Applied Arts and Technology

Canadore College of Applied Arts and Technology	Loyalist College of Applied Arts and Technology

Centennial College of Applied Arts and Technology	Mohawk College of Applied Arts and Technology

Collége Boréal d’arts appliqués et de technologie	Niagara College of Applied Arts and Technology

Collége d’arts appliqués et de technologie La Cité collégiale	Northern College of Applied Arts and Technology

Conestoga College Institute of Technology and Advanced Learning	Sault College of Applied Arts and Technology

Confederation College of Applied Arts and Technology	Seneca College of Applied Arts and Technology

Durham College of Applied Arts and Technology	Sheridan College Institute of Technology and Advanced Learning

Fanshawe College of Applied Arts and Technology	Sir Sandford Fleming College of Applied Arts and Technology

George Brown College of Applied Arts and Technology	St. Clair College of Applied Arts and Technology

Georgian College of Applied Arts and Technology	St. Lawrence College of Applied Arts and Technology

114	Consolidated Financial Statements, 2016–2017

Province of Ontario Schedule 9: Government Business Enterprises[1] Summary financial information of Government Business Enterprises is provided below.

For the year ended March 31, 2017 ($ Millions)	Hydro One Limited[2]	Brampton Distribution Holdco Inc.	Liquor Control Board of Ontario	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	Total
Assets

Cash and Temporary Investments	23	–	325	475	220	1,043

Accounts Receivable	943	–	76	151	802	1,972

Inventories	–	–	477	30	731	1,238

Prepaid Expenses	–	–	28	48	–	76

Long-Term Investments	–	–	–	112	–	112

Fixed Assets	18,820	–	397	1,103	19,807	40,127

Other Assets	5,943	–	–	2	21,203	27,148

Total Assets	25,729	–	1,303	1,921	42,763	71,716
Liabilities

Accounts Payable	1,092	–	715	335	1,223	3,365

Notes Payable	451	–	–	–	–	451

Deferred Revenue	–	–	–	11	323	334

Long-Term Debt	10,682	–	108	61	5,805	16,656

Other Liabilities	3,363	–	–	275	21,884	25,522

Total Liabilities	15,588	–	823	682	29,235	46,328

Net Assets before Non-Controlling Interest	10,141	–	480	1,239	13,528	25,388

Non-Controlling Interest	(2,976)	–	–	–	(143)	(3,119)

Net Assets after Non-Controlling Interest	7,165	–	480	1,239	13,385	22,269
Revenue	4,570	553	5,967	7,484	5,343	23,917
Expenses	4,070	535	3,618	5,126	5,001	18,350

Net Income	500	18	2,349	2,358	342	5,567

Consolidated Financial Statements, 2016–2017	115

Province of Ontario Schedule 9: Government Business Enterprises[1] (cont’d) Summary financial information of Government Business Enterprises is provided below.

For the year ended March 31, 2017 ($ Millions)	Hydro One Limited[2]	Brampton Distribution Holdco Inc.	Liquor Control Board of Ontario	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	Total

Net Income	500	18	2,349	2,358	342	5,567

Net Assets at Beginning of Year	8,347	471	437	1,312	13,005	23,572

IFRS Transitional Impact	87	–	–	–	(770)	(683)

Book Value of Brampton Networks Sold (Note 12)	–	(436)	–	–	–	(436)

Book Value of Brampton Holdco Inc. Transferred	–	(53)	–	–	–	(53)

Increase in Fair Value of Ontario Nuclear Funds (Note 10)	–	–	–	–	1,094	1,094

Book Value of Hydro One Shares Sold (Note 11)	(1,321)	–	–	–	–	(1,321)

Remittances to Consolidated Revenue Fund	(368)	–	(2,306)	(2,431)	–	(5,105)

Net Assets before Accumulated Other Comprehensive Loss (AOCI)	7,245	–	480	1,239	13,671	22,635

AOCI at Beginning of Year	(89)	–	–	–	(391)	(480)

Other Comprehensive Income (Loss)	9	–	–	–	105	114

AOCI at Year End	(80)	–	–	–	(286)	(366)

Net Assets	7,165	–	480	1,239	13,385	22,269
[1]	Amounts reported using IFRS.
[2]	As at March 31, 2017, the Province owned approximately 70 per cent of Hydro One Limited.

116	Consolidated Financial Statements, 2016–2017

  Province of Ontario

  Schedule 9: Government Business Enterprises[1] (cont’d)

  Material balances with entities included in the Government’s reporting entity reported in the Consolidated

  Statement of Financial Position

As at March 31 ($ Millions)	2017	2016
Financial Assets	567	712
Debts	3,445	3,465
Other Liabilities	212	239

Repayment schedule for long-term debts contracted with third parties
			Payments to be made in:

As at March 31 ($ Millions)	2017	2016	2018	2019	2020	2021	2022	2023 and thereafter

Hydro One Limited	10,671	10,671	602	981	503	1,153	603	6,829

Ontario Power Generation Inc.	2,021	2,224	3	3	3	228	3	1,781

Total	12,692	12,895	605	984	506	1,381	606	8,610

Consolidated Financial Statements, 2016–2017	117

Province of Ontario Schedule 9: Government Business Enterprises (cont’d)

Brampton Distribution Holdco Inc.

The principal business of Brampton Distribution Holdco Inc. was the ownership, operation and management of electricity distribution systems and facilities.

On February 28, 2017, the Province, through Brampton Distribution Holdco Inc., sold its entire interest in Hydro One Brampton, through a sale of shares, to a merged entity, Alectra Utilities Corporation (Alectra). Subsequent to the sale of Hydro One Brampton Network, Brampton Distribution Holdco Inc., is no longer a Government Business Enterprise (GBE) and is classified as an Other Government Organization and consolidated on a line-by-line basis.

Hydro One Limited

The principal business of Hydro One Limited is the transmission and distribution of electricity to customers within Ontario. It is regulated by the Ontario Energy Board.

Liquor Control Board of Ontario

The Liquor Control Board of Ontario regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through Liquor Control Board stores, Brewers Retail stores and winery retail stores throughout Ontario. The Board buys wine and liquor products for resale to the public, tests all products sold and establishes prices for beer, wine and spirits.

Ontario Lottery and Gaming Corporation

The Corporation conducts lottery games and operates commercial casinos, charity casinos and slot machines at Ontario racetracks.

Ontario Power Generation Inc.

The principal business of Ontario Power Generation Inc. is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the northeast and midwest United States.

118	Consolidated Financial Statements, 2016–2017

Province of Ontario Schedule 10: Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges

Sectors	Hospitals		School Boards		Colleges		Total
For the year ended March 31 ($ Millions)	2017	2016	2017	2016	2017	2016	2017	2016

Fees	1,621	1,390	259	230	1,935	1,715	3,815	3,335

Ancillary Services	466	440	547	556	299	294	1,312	1,290

Grants and Donations for Research and Other Purposes	819	1,002	18	21	51	16	888	1,039

Sales and Rentals	365	327	107	118	64	43	536	488

Recognition of Deferred Capital Contributions	404	383	6	5	43	44	453	432

Miscellaneous	396	372	452	411	105	126	953	909

Total	4,071	3,914	1,389	1,341	2,497	2,238	7,957	7,493

Consolidated Financial Statements, 2016–2017	119

GLOSSARY

Note: The descriptions of the terms in the glossary are provided for the purpose of assisting readers of the 2016–17 Annual Report. The descriptions do not affect or alter the meaning of any term under law. The glossary does not form part of the audited Consolidated Financial Statements.

Accumulated Amortization: the total amortization that has been recorded over the life of an asset to date. The asset’s total cost less the accumulated amortization gives the asset’s net book value.

Accumulated Deficit: the difference between liabilities and assets. It represents the total of all past annual deficits minus all past annual surpluses, including prior-period adjustments.

Amortization: expensing a portion of an asset’s cost in an accounting period by allocating its cost over its estimated useful life. This is applicable to tangible capital assets and items such as expenses relating to a debt issue.

Appropriation: an authority of the Legislative Assembly to pay money out of the Consolidated Revenue Fund or to incur a non-cash expense.

Annual Report: the Consolidated Financial Statements of the Province along with supporting statements and schedules.

Broader Public Sector (BPS): public hospitals, specialty psychiatric hospitals, school boards and colleges. For financial statement purposes, universities and other organizations such as municipalities are excluded because they do not meet the criteria of government organizations as recommended by the Public Sector Accounting Board of the Chartered Professional Accountants of Canada.

Canada Health Transfer (CHT): a federal transfer provided to each province and territory in support of health care.

Canada Social Transfer (CST): a federal transfer provided to each province and territory in support of post-secondary education, social assistance and social services, including early childhood development, early learning and child care.

Capital Gain: the profit arising from the sale or transfer of capital assets or investments. For accounting purposes, it is the proceeds or market value received less the net book value of the capital asset or investment.

Capital Lease: a lease that, from the point of view of the lessee, transfers substantially all the benefits and risks incident to ownership of property to the lessee.

Consolidated Revenue Fund (CRF): the aggregate of all public monies on deposit to the credit of the Minister of Finance or in the name of any agency of the Crown approved by the Lieutenant Governor in Council. Payments made from the CRF must be appropriated by a statute. See Appropriation.

120	Consolidated Financial Statements, 2016–2017

Consolidation: the inclusion of the financial results of government-controlled organizations in the Province’s Consolidated Financial Statements.

Consumer Price Index (CPI): a broad measure of the cost of living. Through the monthly CPI, Statistics Canada tracks the retail price of a representative shopping basket of goods and services from an average household’s expenditure: food, housing, transportation, furniture, clothing and recreation. The percentage of the total basket that any item occupies is termed the “weight” and reflects typical consumer spending patterns. Since people tend to spend more on food than clothing, changes in the price of food have a bigger impact on the index than, for example, changes in the price of clothing and footwear.

Contingency Fund: an amount of expense that is approved by the Legislative Assembly at the beginning of the year to cover higher spending due to unforeseen events. This approved spending limit is allocated during the year to ministries for their programs and activities. The actual costs incurred are charged to the respective programs and activities and not to the contingency fund. Therefore, the contingency fund as at the end of the Province’s fiscal year is nil. See Reserve.

Contingent Liabilities: possible obligations that may result in the future sacrifice of economic benefits arising from existing conditions or situations involving uncertainty, which will ultimately be resolved when one or more future events not wholly within the government’s control occur or fail to occur. Resolution of the uncertainty will confirm the incurrence or non-incurrence of a liability.

Contractual Obligations: obligations of a government to others that will become liabilities when the terms of any contract or agreement, which the government had entered into, are met.

Debenture: a debt instrument where the issuer promises to pay interest and repay the principal by the maturity date. It is unsecured, meaning there is no lien on any specific asset.

Debt: an obligation resulting from the borrowing of money.

Deferred Capital Contribution: the unamortized portion of tangible capital assets or liabilities to construct or acquire tangible capital assets from specific funding received from other levels of government or third parties. Deferred capital contribution is recorded in revenue over the estimated useful life of the underlying tangible capital assets once constructed or acquired by the Province.

Deferred Revenue: unspent externally restricted grants from other levels of government and third parties for operating activities. Deferred revenues are recorded into revenue in the period in which the amount received is used for the purposes specified.

Deficit: the amount by which government expenses exceed revenues in any given year. On a forecast basis, a reserve may be included.

Consolidated Financial Statements, 2016–2017	121

Derivatives: financial contracts that derive their value from other underlying instruments. The Province uses derivatives including swaps, forward foreign exchange contracts, forward rate agreements, futures and options to hedge and minimize interest costs.

Expected Average Remaining Service Life: total number of years of future services expected to be rendered by that group of employees divided by the number of employees in the group.

Fair Value: the price that would be agreed upon in an arm’s-length transaction and in an open market between knowledgeable, willing parties who are under no compulsion to act. It is not the effect of a forced or liquidation sale.

Financial Assets: assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. Financial assets include cash; an asset that is convertible to cash; a contractual right to receive cash or another financial asset from another party; a temporary or portfolio investment; a financial claim on an outside organization or individual; and inventory.

Financial Instrument: liquid asset, equity security in an entity or a contract that gives rise to a financial asset of one contracting party and a financial liability or equity instrument of the other contracting party.

Fiscal Plan: an outline of the government’s consolidated revenue and expense plan for the upcoming fiscal year and the medium term, including information on the projected surplus/deficit. The plan is formally presented in the Budget, which the government presents in the spring of each year and is updated, as required, during the year. The fiscal plan numbers can be different from the expenditures outlined in the Printed Estimates.

Fiscal Year: the Province of Ontario’s fiscal year runs from April 1 of a year to March 31 of the following year.

Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest.

Forgivable Loan: advances where the terms and conditions of the loan agreement allow for the non-repayment of the principal or accrued interest when certain conditions are met.

Forward Contract: a contract that obligates one party to buy, and another party to sell, a specified amount of a particular asset at a specified price, on a given date in the future.

Forward Rate Agreement: a forward contract that specifies the rate of interest, usually short term, to be paid or received on an obligation beginning at a future start date.

Fund: fiscal and accounting entity segregated for the purpose of carrying on specific activities, or attaining certain objectives in accordance with special regulations, restrictions or limitations.

122	Consolidated Financial Statements, 2016–2017

Futures: an exchange-traded contract that confers an obligation to buy or sell a physical or financial commodity at a specified price and amount on a future date.

Gross Domestic Product (GDP): the total unduplicated value of the goods and services produced in the economy of a country or region during a given period, such as a quarter or a year. Gross domestic product can be measured three ways: as total income earned in current production, as total final expenditures or as total net value added in current production.

Hedging: a strategy to minimize the risk of loss on an asset (or a liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset (or the liability).

Indemnity: an agreement whereby one party agrees to compensate another party for any loss suffered by that party. The Province can either seek or provide indemnification.

Infrastructure: the facilities, systems and equipment required to provide public services and support private-sector economic activity including network infrastructure (e.g., roads, bridges, water and wastewater systems, large information technology systems), buildings (e.g., hospitals, schools, courts) and machinery and equipment (e.g., medical equipment, research equipment).

Liquid Reserve: comprises cash and short-term investments managed before consolidation with other government entities. It includes cash in the Province’s bank accounts, money market securities and long-term bonds which have not been lent out through a sale and re-purchase agreement, adjusted for net pledged collateral.

Loan Guarantee: an agreement to pay all or part of the amount due on a debt obligation in the event of default by the borrower.

Net Book Value of Tangible Capital Assets: historical cost of tangible capital assets less both the accumulated amortization and the amount of any write-downs.

Net Debt: the difference between the Province’s total liabilities and financial assets. It represents the Province’s future revenue requirements to pay for past transactions and events.

Nominal: an amount expressed in dollar terms without adjusting for changes in prices due to inflation or deflation. It is not a good basis for comparing values of GDP in different years, for which a “real” value expressed in constant dollars (i.e., adjusted for price changes) is needed. See Real GDP.

Non-Financial Assets: assets that normally do not generate cash capable of being used to repay existing debts. The non-financial assets of the Province are tangible capital assets, prepaid expenses and inventories of supplies.

Consolidated Financial Statements, 2016–2017	123

Non-Tax Revenue: revenue received by the government from external sources. This also includes revenues from the sale of goods and services, fines and penalties associated with the enforcement of government regulations and laws; fees and licences; royalties; profits from a self-sustaining Crown agency; and asset sales.

Ontario Disability Support Program (ODSP): a program designed to meet the unique needs of people with disabilities who are in financial need, or who want and are able to work and need support. Ontarians aged 65 years or older who are ineligible for Old Age Security may also qualify for ODSP supports if they are in financial need.

Option: a contract that confers the right, but not the obligation, to buy or sell a specific amount of a commodity, currency or security at a specific price, on a certain future date.

Pension Actuarial Accounting Valuation: a valuation performed by an actuary to measure the pension benefit obligations at the end of the period or a point in time. The valuation attributes the cost of the pension benefit obligations to the period the related services are rendered by the members.

Pension Statutory Actuarial Funding Valuation: a valuation performed by an actuary to determine whether a pension plan has sufficient money to pay for its obligations when they become due. The valuation determines the contributions required to meet the pension benefit obligations.

Present Value: the current worth of one or more future cash payments, determined by discounting the payments using a given rate of interest.

Program Expense: total expense excluding interest on debt.

Public Accounts: the Consolidated Financial Statements of the Province along with supporting statements and schedules as required by the Financial Administration Act.

Real GDP: gross domestic product measured to exclude the impact of changing prices.

Recognition: the process of including an item in the financial statements of an entity.

Reserve: an amount included in the fiscal plan to protect the plan against unforeseen adverse changes in the economic outlook, or in the Provincial revenue and expense. Actual costs incurred by the ministry, which pertain to the reserve, are recorded as expenses of that ministry. See Contingency Fund.

Segment: a distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

Sinking Fund Debenture: a debenture that is secured by periodic payments into a fund established to retire long-term debt.

124	Consolidated Financial Statements, 2016–2017

Straight-Line Basis of Amortization: a method whereby the annual amortization expense is computed by dividing i) the historical cost of the asset by ii) the number of years the asset is expected to be used.

Surplus: the amount by which revenues exceed government expenses in any given year. On a forecast basis, a reserve may be included.

Swaption: an option granting its owner the right but not the obligation to enter into an underlying swap. Although options can be traded on a variety of swaps, the term swaption typically refers to options on interest rate swaps.

Tangible Capital Assets: physical assets including land, buildings, transportation infrastructure, vehicles, leased assets, machinery, furniture, equipment and information technology infrastructure and systems, and construction in progress.

Temporary Investments: investments that are transitional or current in nature and generally capable of reasonably prompt liquidation.

Total Debt: the Province’s total borrowings outstanding.

Total Expense: sum of program expense and interest on debt expense.

Transfer Payments: grants to individuals, organizations or other levels of government for which the government making the transfer does not:

•	receive any goods or services directly in return, as would occur in a purchase or sale transaction;
•	expect to be repaid, as would be expected in a loan; or
•	expect a financial return, as would be expected in an investment.

Treasury Bills: short-term debt instrument issued by governments on a discount basis.

Unrealized Gain or Loss: an increase or decrease in the fair value of an asset accruing to the holder. Once the asset is disposed of or written off, the gain or loss is realized.

Consolidated Financial Statements, 2016–2017	125

SOURCES OF ADDITIONAL INFORMATION

The Ontario Budget

The Ontario government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year. For an electronic copy of the Ontario Budget, visit the Ministry of Finance website at www.fin.gov.on.ca.

The Estimates of the Province of Ontario

The government’s spending Estimates for the fiscal year commencing April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly according to the Supply Act. For electronic access, go to: www.fin.gov.on.ca.

Ontario Finances

This is a quarterly report on the performance of the government’s Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year. For electronic access, go to: www.fin.gov.on.ca.

Ontario Economic Accounts

This quarterly report contains data on Ontario’s economic activity. For electronic access, go to: www.fin.gov.on.ca.

126	Consolidated Financial Statements, 2016–2017

Please address your comments on this report to:

The Honourable Liz Sandals

President of the Treasury Board

Room 4320, Fourth Floor, Whitney Block

99 Wellesley Street West

Toronto, Ontario

M7A 1W3

You can also send your comments to the Minister

by electronic mail to: infotbs@ontario.ca

To access this document online, visit Ontario.ca/publicaccounts

© Queen’s Printer for Ontario, 2017

ISSN 0381-2375 (Print)

ISSN 1913-5556 (Online)